
11006225

Breaking away from the pack

MeadWestvaco
2010 Annual Report

MWV How brands take shape™

At MWV, we have been moving quickly toward our goals – a market-focused organization, an innovative approach to customer partnerships, a higher-performing company for our shareholders. The progress we've made has helped increase our edge on the competition.

We were prepared for the challenges of an economic downturn, making the essential moves to succeed through it all. As a result, MWV is more focused, more innovative, and more profitable than ever. Now, the trajectory we've set for the future will push us even further ahead of the pack.

insight

Where is one of the next great markets for packaging? Brazil. We've been part of Brazil's vibrant growth for more than 60 years, and our experience there has earned us an advantage. It's helped our customers supply a growing middle-class population with products such as frozen meat, fresh produce, cosmetics and school supplies. We bring this kind of expertise to each of our global markets – which enables us to bring the best packaging solutions to our customers, wherever they do business.

inspiration

How do you transform the grocery aisle into a more appealing place for shoppers and stockers? Shopper-ready packaging. That's what we call our new packaging solution that allows shoppers to locate products easier and retailers to keep shelves stocked more efficiently. It also gives brand owners just what they want, too – a solution that captures attention and delivers a positive brand impression at the point of purchase. It's an example of the innovation that comes from knowing packaging better than anyone, and partnering with *our* customers to develop cutting-edge solutions that will please *their* customers.

impact

What can our shareholders expect from MWV's success? Stronger results. We had a record year in 2010, surpassing our previous high-water mark for earnings from continuing operations. As a result, we increased our annual dividend rate by nine percent (having maintained it during the economic downturn). With a strong cash flow and confidence in our plans for additional profitable growth in our markets, we're delivering more value to our shareholders as we work to reach our ultimate potential.

Company Profile

MeadWestvaco Corporation (NYSE: MWV), provides packaging solutions to many of the world's most admired brands in the healthcare, beauty and personal care, food, beverage, tobacco, and home and garden industries. The company's businesses also include Consumer & Office Products, Specialty Chemicals, and the Community Development and Land Management Group, which sustainably manages the company's land holdings to support its operations, and to provide for conservation, recreation and development opportunities. With 17,500 employees worldwide, MWV operates in 30 countries and serves customers in more than 100 nations. MWV manages all of its forestlands in accordance with internationally recognized forest certification standards, and has been named to the Dow Jones Sustainability World Index for seven consecutive years.

For more information, please visit www.mwv.com.

To our shareholders, customers and employees:



John A. Luke, Jr.
Chairman and Chief Executive Officer

The transformational changes we have made to our business over the past few years generated outstanding results in 2010.

During the year, we strengthened our revenue mix, commercialized breakthrough new packaging products and set a number of records for profitability and margin improvement across the company. These indicators of our success are a direct result of our focus on targeted global packaging end-markets, including an emphasis on consumer insights and customer partnerships, and implementation of key strategies for our Specialty Chemicals, Consumer & Office Products and Land Management businesses.

This progress has more closely aligned our performance with MWV's peers in the packaging industry. However, as always, there is more we can – and will – do to strengthen our company and stand out against the competition. We are confident the changes we've made will become the hallmark of our business for many years to come – cementing our competitive advantage and enabling us to break away from the pack.


Patty's
SPINACH LASAGNA

"In the large and growing global market for food packaging, we have worked with brand owners to specify our paperboard for their most challenging packaging applications."

Breaking away means having a differentiated business model, a distinct approach to market participation and a definitive edge with customers. We have been focused on establishing our advantage in these areas, and we're not only reaping the benefits of our strategic transformation, we're setting the stage for breakout growth going forward.

The best barometer of our success is financial performance. By virtually any measure, 2010 was a very strong year for MWV's shareholders. We set a record for earnings from continuing operations; the $1.52 of earnings per share was the highest since the company was formed in 2002.

Consistent with this strong performance, we increased our dividend by nine percent. We are proud to say that, unlike many others, we maintained our rate through the financial and economic downturn. The increase demonstrates confidence in our ability to continue to profitably grow our revenues, increase cash flow from our businesses and deliver higher returns for shareholders on a sustainable basis.

Many of the reasons for that confidence are embedded in the successes we accomplished in 2010 – things that contributed to our bottom-line performance this past year and form the foundation for our heightened expectations for improved performance in 2011 and beyond.

Most notably, we continued to emphasize our participation in the key end-markets we've identified as having the most potential for profitability. This market focus is critical to everything we do, and we are in the process of organizing dedicated teams for each of our targeted global packaging markets: food, beverage, healthcare, beauty and personal care, home and garden and tobacco.

All told, these markets for packaging represent about $325 billion in annual sales around the world – with growth rates from two to six percent overall and as high as ten to twelve percent in rapidly developing markets. For certain, they have varied and diverse characteristics and economics, but also many similarities. Each has attractive growth trends. Each has profitable niches for specialty solutions. Each presents opportunities to solve unmet consumer needs through innovation.

In the large and growing global market for food packaging, for instance, we have worked with brand owners to specify our paperboard for their most challenging packaging applications – including frozen food, ready-to-eat meals and hot drink cups. In 2010, we increased sales by nearly 10 percent – representing our growing share of the $200 billion global market. We are also working to introduce new products that will help us increase that share even further.



"MWV's focus on developing and applying our deep knowledge of end-markets has given us an edge over the competition."

Our profitable growth strategies in the food market are indicative of similar efforts underway for each of the packaging markets we've targeted. For instance, in 2010 we:

- acquired Spray Plast to accelerate global growth in trigger sprayers for home and garden,
- generated strong growth for our airless and fragrance dispensers in beauty and personal care,
- continued to emphasize our leading solutions for medication adherence in healthcare,
- grew our beverage multi-pack business in Asia and other developing markets,
- coordinated our global tobacco business to focus on paperboard, converting, and specialty packaging for the world's premier brands,
- and, in an example of a market we've decided to exit, sold our media and entertainment packaging business.

As it has been for many years, part of our focus on these targeted end-markets is to expand our positions in the right geographies – where middle-class consumption is growing rapidly and where our customers are expecting to generate the vast majority of growth for their brands. This includes a priority emphasis on Brazil, India, China and other countries across the Asia-Pacific region.

Brazil is a special example for MWV because we have been operating in that country for nearly 60 years. Over that time, we have accumulated a tremendous amount of knowledge about the country, the markets and our Brazilian customers. Our strengths in Brazil extend from each of our businesses, including our highly differentiated (and highly profitable) corrugated packaging business, Rigesa, as well as important positions in consumer packaging for beverage, food and personal care markets, the leading Tilibra and Grafons brands for school and office products, and positions in end-markets for pine chemicals, asphalt additives and activated carbon in our Specialty Chemicals business.

In 2010, our total sales in Brazil were $670 million – a 17 percent increase over the prior year. Combined with sales in China, Russia, India and other rapidly developing countries, our business in these leading growth markets now represents more than a quarter of MWV's annual revenue. This is consistent with their increasing share of the overall global economic pie and our focused strategy to grow profitably in these attractive markets.

We are very encouraged by the broad opportunities in Brazil, where the economy is expected to grow twice as fast as the United States thanks to an expanding middle class, a stable political environment, vast natural resources, strong inflows of capital and plans to ramp up infrastructure spending ahead of the 2014 World Cup and the 2016 Summer Olympics.

Driven by this strong economic engine, the targeted markets for Rigesa's corrugated packaging business – which include frozen food, fresh produce, consumable household and personal care products and durable goods – are growing faster than average in the corrugated industry. That's one of the reasons we are investing to extend our advantage in this business – enhancing our ability to serve these fast-growing markets and upgrading our technology to produce higher-quality packaging with additional sustainability characteristics for customers. This is a $500 million investment in our future growth in Brazil, with a very attractive return profile; we expect to double Rigesa's current profitability in five years.

The focus we've placed on developing expertise in our end-markets is not limited to our participation in the large, growing, global markets for packaging. It's also been the foundation for our success in other businesses. We've long been recognized as a leader in the consumer and office products market, with a deep understanding of our customers and retail partners, as well as the needs and desires of the students, professionals and families who rely on our products.

We have also done considerable work to position our Specialty Chemicals business for breakout growth and sustained earnings performance – and those efforts came to a head in 2010. The business had a record year; we more than doubled sales and earnings by identifying – and in some cases creating – the right end-markets for our unique chemical products.

In each of our businesses, the focus on developing and applying our deep knowledge of end-markets has given us an edge over the competition, and enabled our company to outperform during a difficult economic period. Still, the strategic progress we've made to transform MWV makes our earnings power more consistent, but not immune from external macroeconomic challenges such as inflation, unemployment, or disruptive policies and regulations. In other words, the big stuff still matters – no matter how much progress we make implementing our strategies. We'll always be scanning the horizon for the impact of global interdependence – in some cases giving rise to new competitive challenges, and in others presenting the opportunity to capitalize on emerging opportunities for profitable growth.

We are always looking ahead, with a confident approach to the future. No one at MWV is satisfied with a transformation; no one views it as an end-point. We're going to remain focused on sharpening our market expertise, creating the most innovative products, earning business from the world's biggest brands and further improving our financial performance for shareholders.

We think this is what sets us apart – and pushes us toward a vision of MWV as a premier global packaging company. In many aspects of our business, we're already there. In others, we're catching up quickly – poised to meet and exceed expectations. Our employees are leading the charge. Our customers are seeing the results. Our shareholders are reaping the rewards. And I'm honored to be working with all of them to place MWV into a category of its own.

Sincerely,

John A. Luke, Jr.
Chairman and
Chief Executive Officer
February 28, 2011

Financial highlights

In millions, except per share data	2010	2009
Net Sales	**$5,693**	$5,406
Income from Continuing Operations	**262**	240
Net Income per Share from Continuing Operations	**1.52**	1.38
Dividends per Share	**0.94**	0.92
Cash Flow Provided by Operating Activities from Continuing Operations	**551**	831
Shareholders' Equity	**3,286**	3,406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 1-31215

MeadWestvaco Corporation

(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**501 South 5th Street** **Richmond, Virginia 23219-0501** **Telephone 804-444-1000**
31-1797999 **(I.R.S. Employer Identification No.)**	**(Address and telephone number of Registrant's principal executive offices)**

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	**New York Stock Exchange**

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer" and "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At June 30, 2010, the aggregate market value of common stock held by non-affiliates was $3,759,807,429. Such determination shall not, however, be deemed to be an admission that any person is an "affiliate" as defined in Rule 405 under the Securities Act of 1933.

At January 31, 2011, the number of shares of common stock of the Registrant outstanding was 168,367,546.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2011, are incorporated by reference for Part III; definitive copies of said Proxy Statement will be filed with the Securities and Exchange Commission on or around March 17, 2011.

TABLE OF CONTENTS

Part I

Item 1. *Business*

General

MeadWestvaco Corporation ("MeadWestvaco", "MWV", or the "company"), a Delaware corporation formed in 2001 following the merger of Westvaco Corporation and The Mead Corporation, is a global packaging company that provides packaging solutions to many of the world's brands in the healthcare, beauty and personal care, food, beverage, tobacco and home and garden industries. MWV's other business operations serve the consumer and office products, specialty chemicals, forestry and real estate markets. MWV's segments are (i) Packaging Resources, (ii) Consumer Solutions, (iii) Consumer & Office Products, (iv) Specialty Chemicals, and (v) Community Development and Land Management.

Packaging Resources

The Packaging Resources segment produces paperboard used in packaging for food, beverage, tobacco, healthcare, and beauty and personal care markets. This segment's products include bleached paperboard ("SBS") and Coated Natural Kraft® paperboard ("CNK®") that are manufactured at three mills located in the U.S. and corrugated packaging that is manufactured at two mills located in Brazil. SBS is used for packaging high-value consumer products including frozen and dry food, aseptic liquid packaging, disposable cups, tobacco, cosmetics and pharmaceuticals. CNK® is used for a range of packaging applications, the largest of which for MWV is multi-pack beverage packaging and food packaging. MWV's corrugated packaging business is focused on fresh produce, frozen meat and consumer products markets in South America.

Consumer Solutions

The Consumer Solutions segment designs and produces packaging solutions and systems for the food, beverage, tobacco, beauty and personal care, healthcare, and home and garden markets. This segment manufactures multi-pack cartons primarily for the global beverage take-home market, high-end packaging for the global tobacco market, injection-molded plastic packaging for prescription drugs, and dispensing and sprayer systems for personal care, fragrance, healthcare, home cleaning, and garden and lawn maintenance products. Paperboard and plastic are converted into packaging products at plants located in North America, South America, Europe and Asia. This segment also has pharmaceutical packaging contracts with retailers, including mass-merchants. In addition, this segment manufactures equipment that is leased or sold to its beverage and dairy customers to package their products.

Consumer & Office Products

The Consumer & Office Products segment manufactures, sources, markets and distributes school and office products and time-management products in North America and Brazil through both retail and commercial channels. MWV produces many of the leading brand names in school supplies, time-management and commercial office products, including AMCAL®, AT-A-GLANCE®, Cambridge®, Day Runner®, Five Star®, Mead® and Trapper Keeper®.

Specialty Chemicals

The Specialty Chemicals segment manufactures, markets and distributes specialty chemicals derived from sawdust and other byproducts of the papermaking process in North America, Europe, South America and Asia. Products include activated carbon used in gas vapor emission control systems for automobiles and trucks and applications for air, water and food purification. Other products include performance chemicals used in printing inks, asphalt paving and adhesives, as well as in the agricultural, paper and petroleum industries.

Community Development and Land Management

The Community Development and Land Management segment is responsible for maximizing the value of the company's landholdings in the Southeastern region of the U.S. Operations of the segment include real estate development, forestry operations and leasing activities. Real estate development includes (i) selling non-core forestlands primarily for recreational and residential uses, (ii) entitling and improving high-value tracts, and (iii) master planning select landholdings. Forestry operations include growing and harvesting softwood and hardwood on the company's forestlands for external consumption and for use by the company's mill-based business. Leasing activities include fees from third parties undertaking mineral extraction operations, as well as fees from recreational leases on the company's forestlands.

For a more detailed description of our segments, including financial information, see Note T of Notes to Consolidated Financial Statements included in Part II, Item 8.

Marketing and distribution

The principal markets for our products are in North America, South America, Europe and Asia. We operate in 30 countries and serve customers in more than 100 nations. Our products are sold through a combination of our own sales force and paperboard merchants and distributors. The company has sales offices in key cities throughout the world.

Intellectual property

MeadWestvaco has a large number of foreign and domestic trademarks, trade names, patents, patent rights and licenses relating to its business. While, in the aggregate, intellectual property rights are material to our business, the loss of any one or any related group of such rights would not have a material adverse effect on our business, with the exception of the "Mead®" trademark and the "AT-A-GLANCE®" trademark for consumer and office products.

Competition

MeadWestvaco operates in a very challenging global marketplace and competes with many large, well-established and highly competitive manufacturers and service providers. In addition, our business is affected by a range of macroeconomic conditions, including industry capacity changes, global competition, economic conditions in the U.S. and abroad, and currency exchange rates.

We compete principally through quality, price, value-added products and services such as packaging solutions, customer service, innovation, technology, and product design. Our proprietary trademarks and patents, in the aggregate, are also important to our competitive position in certain markets.

The Packaging Resources segment competes globally with manufacturers of value-added CNK® and SBS for packaging and graphic applications, as well as other specialty paperboards. The Consumer Solutions segment competes globally with numerous packaging service providers in the package design, development, and manufacturing arenas, as well as the manufacture of dispensing and spraying systems. The Consumer & Office Products segment competes with national and regional converters, as well as foreign producers, especially from Asia. The Specialty Chemicals segment competes on a worldwide basis with producers of activated carbons, refined tall oil products, lignin-based chemicals and specialty resins. The Community Development and Land Management segment competes in the real estate sales and development market and the forestry products industry in the Southeastern region of the U.S.

Research

MeadWestvaco conducts research and development in the areas of packaging and chemicals. Innovative product development and manufacturing process improvement are the main objectives of these efforts. The company also evaluates and adapts for use new and emerging technologies that may enable new product development and manufacturing cost reductions. Expenditures for research and development were $41 million, $43 million and $58 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Environmental laws and regulations

Our operations are subject to extensive regulation by federal, state and local authorities, as well as regulatory authorities with jurisdiction over foreign operations of the company. Due to changes in environmental laws and regulations, the application of such regulations, and changes in environmental control technology, it is not possible for us to predict with certainty the amount of capital expenditures to be incurred for environmental purposes. Taking these uncertainties into account, we estimate that we will incur $22 million and $56 million in environmental capital expenditures in 2011 and 2012, respectively. Approximately $23 million was spent on environmental capital projects in 2010.

The company has been notified by the U.S. Environmental Protection Agency or by various state or local governments that it may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by the company. The company is currently named as a potentially responsible party ("PRP"), or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state or local laws with respect to numerous sites. Some of these proceedings are described in more detail in Part I, Item 3. There are other sites which may contain contamination or which may be potential Superfund sites, but for which MeadWestvaco has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The company regularly evaluates its potential liability at these various sites. At December 31, 2010, MeadWestvaco had recorded liabilities of approximately $21 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. The company believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $20 million. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the company's results of operations. Additional matters involving environmental proceedings for MeadWestvaco are set forth in Part I, Item 3.

Employees

MeadWestvaco currently employs approximately 17,500 people worldwide, of whom approximately half are employed in the U.S. and half are employed internationally. Approximately half of the company's employees around the world are represented by labor unions under various collective bargaining agreements. The company engages in negotiations with labor unions for new collective bargaining agreements from time to time and will be negotiating new collective agreements at various manufacturing locations around the world during the course of 2011. The company considers its relationships with its unions and other employee representatives to be generally good. While it is the company's objective to reach agreements without work stoppages, it cannot predict the outcome of any negotiations.

International operations

MeadWestvaco's operations outside the U.S. are conducted through subsidiaries located in Canada, Mexico, South America, Europe and Asia. While there are risks inherent in foreign investments, we do not believe at this time that such risks are material to our overall business prospects. MeadWestvaco's sales that were attributable to U.S. operations, including export sales, were 68%, 67% and 66% for the years ended December 31, 2010, 2009 and 2008, respectively. Export sales from MeadWestvaco's U.S. operations were 14% in each of the years ended December 31, 2010, 2009, and 2008. Sales that were attributable to foreign operations were 32%, 33% and 34% for the years ended December 31, 2010, 2009 and 2008, respectively. For more information about the company's U.S. and foreign operations, see Note T of Notes to Consolidated Financial Statements included in Part II, Item 8.

Available information

Our Internet address is *www.mwv.com.* Please note that MWV's Internet address is included in this Annual Report on Form 10-K as an inactive textual reference only. The information contained on our website is not incorporated by reference into this Annual Report on Form 10-K or any future reports we may file with the SEC and should not be considered part of this report. MWV makes available on this website free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the U.S. Securities and Exchange Commission. You may access these filings in the Investors section of our website. MWV's *Corporate Governance Principles*, our charters (Nominating and Governance Committee, Audit Committee, Compensation and Organization Development Committee, Finance Committee, Safety, Health and Environment Committee, and Executive Committee) and our *Code of Conduct* can be found in the Investors section of our website at the following address: *http://www.mwv.com/InvestorRelations/CorporateGovernance/ index.htm*

Item 1A. *Risk factors*

Risks relating to our business

U.S. and global economic conditions could have an adverse effect on the profitability of some or all of our businesses.

Concerns regarding adverse consumer and business confidence, the availability and cost of credit, reduced consumer spending and business investment, the volatility and strength of the capital and credit markets, and inflation all affect the business and economic environment and, ultimately, the profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower business investment and lower consumer spending, the demand for our products is adversely affected. Adverse changes in the U.S. or global economy could negatively affect earnings and could have a material adverse effect on our business, results of operations, cash flows and financial position. In a challenging and uncertain economic environment, we cannot predict whether or when such circumstances may occur, or what impact, if any, such circumstances could have on our business, results of operations, cash flows and financial position.

Conditions in the global capital and credit markets and the economy generally may materially adversely affect our business, results of operations and financial position.

Our results of operations and financial position could be materially affected by adverse changes in the global capital and credit markets and the economy generally, including declines in consumer and business confidence and spending, both in the U.S. and elsewhere around the world. Conditions in the capital and credit markets and the effects of declines in consumer and business confidence and spending may adversely impact the ability of our suppliers and customers to conduct their business activities. The consequences of such adverse effects could include the interruption of production at the facilities of our customers, the reduction, delay or cancellation of customer orders, delays in or the inability of customers to obtain financing to purchase our products, and bankruptcy of customers or other related parties.

While we have procedures to monitor and limit exposure to credit risk, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our operating results.

The company's businesses are subject to significant cost pressures. Pricing volatility and our ability to pass higher costs on to our customers through price increases or other adjustments is uncertain and dependent on market conditions and may materially impact our results of operations.

The pricing environment for raw materials used in a number of our businesses continues to be challenging and volatile. Additionally, energy costs remain volatile and unpredictable. Further unpredictable increases in the cost of raw materials, energy or freight may materially impact our results of operations. Depending on market forces and the terms of customer contracts, our ability to recover these costs through increased pricing may be limited.

The company faces intense competition in each of its businesses, and competitive challenges from lower cost manufacturers in overseas markets. If we cannot successfully compete in an increasingly global market place, our results of operations may be adversely affected.

The company operates in competitive domestic and international markets and competes with many large, well-established and highly competitive manufacturers and service providers, both domestically and on a global basis. The company's businesses are facing competition from lower cost manufacturers in Asia and elsewhere. All of these conditions can contribute to substantial pricing and demand pressures, which could adversely affect the company's operating results.

A key component of the company's competitive position is MeadWestvaco's ability to both innovate and manage expenses successfully. This requires continuous management focus on producing new and innovative products and solutions and reducing and improving efficiency through cost controls, productivity enhancements and regular appraisal of our asset portfolio.

The company's operations are increasingly global in nature. Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business, by fluctuations in currency exchange rates and other factors related to our international operations.

We are currently engaged in a substantial expansion of our corrugated packaging operations in Brazil. As our international operations and activities expand, we face increasing exposure to the risks of operating in many foreign countries. These factors include:

- Changes in foreign currency exchange rates which could adversely affect our competitive position, selling prices and manufacturing costs, and therefore the demand for our products in a particular market.
- Trade protection measures in favor of local producers of competing products, including government subsidies, tax benefits, trade actions (such as anti-dumping proceedings) and other measures giving local producers a competitive advantage over the company.
- Changes generally in political, regulatory or economic conditions in the countries in which we conduct business.

These risks could affect the cost of manufacturing and selling our products, our pricing, sales volume, and ultimately our financial performance. The likelihood of such occurrences and their potential effect on the company vary from country to country and are unpredictable.

The company is subject to extensive regulation under various environmental laws and regulations, and is involved in various legal proceedings related to the environment. Environmental regulation and legal proceedings have the potential for involving significant costs and liability for the company.

The company's operations are subject to a wide range of general and industry-specific environmental laws and regulations. The company has been focused for some time on improving energy efficiency which also reduces its emissions of carbon dioxide. In recent years, acting unilaterally, the company reduced its carbon dioxide emissions even as overall production has increased. Since 2000, MWV reduced the annual direct emissions at its continuing major U.S. manufacturing facilities by over 390,000 metric tons. In 2009, total direct emissions from the company's major U.S. manufacturing facilities were 2,075,000 metric tons. In 2009, total indirect emissions from purchased electric power consumed at its major U.S. manufacturing facilities were 434,000 metric tons. Indirect emissions in 2009 resulting from transportation are estimated to have been 550,000 metric tons (the bulk of these emissions are related to transportation by third parties of raw materials and finished goods) from the company's U.S. manufacturing facilities. Data analysis for 2010 has not been developed at this time. The company is committed to obtaining additional reductions in these emissions as the efficient use of various forms of energy is enhanced. MWV's emissions are calculated using the WRI/WBCSD (World Resources Institute/World Business Council for Sustainable Development) guidance for reporting greenhouse gas emissions.

The U.S. Environmental Protection Agency has announced its intention to adopt new air emission regulations covering greenhouse gas emissions, new emission standards for industrial boilers and establishment of more stringent ambient air quality standards. Changes in environmental laws and regulations, or their application, could subject the company to significant additional capital expenditures and operating expenses in future years. However, any such changes are uncertain and, therefore, it is not possible for the company to predict with certainty the amount of additional capital expenditures or operating expenses that could be necessary for compliance with respect to any such changes.

The company is also subject to various environmental proceedings and may be subject to additional proceedings in the future. In the case of known potential liabilities, it is management's judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations. The company could also be subject to new environmental proceedings which could cause the company to incur substantial additional costs with resulting impact on results of operations.

Additional information regarding environmental proceedings involving MeadWestvaco is set forth in Part I, Item 3.

Material disruptions at one of our major manufacturing facilities could negatively impact our financial results.

We believe we operate our facilities in compliance with applicable rules and regulations and take measures to minimize the risks of disruption at our facilities. A material operational disruption in one of our major facilities could negatively impact production and our financial results. Such a disruption could occur as a result of any number of events including but not limited to a major equipment failure, labor stoppages, transportation failures affecting the supply and shipment of materials, severe weather conditions and disruptions in utility services.

The real estate industry is highly competitive and economically cyclical.

The company engages in value-added real estate development activities, including obtaining entitlements and establishing joint ventures and other development-related arrangements. Many of our competitors in this industry have greater resources and experience in real estate development than we have currently. In addition, our ability to execute our plans to divest or otherwise realize the greater value associated with our landholdings may be affected by the following factors, among others:

- General economic conditions, including credit markets and interest rates.
- Local real estate market conditions, including competition from sellers of land and real estate developers.
- Impact of federal, state and local laws and regulations affecting land use, land use entitlements, land protection and zoning.

Item 1B. ***Unresolved staff comments***

None.

Item 2. ***Properties***

MeadWestvaco is headquartered in Richmond, Virginia. MeadWestvaco believes that its facilities have sufficient capacity to meet current production requirements. The locations of MeadWestvaco's production facilities are currently as follows:

Packaging Resources

Blumenau, Santa Catarina, Brazil
Cottonton, Alabama
Covington, Virginia
Evadale, Texas
Feira de Santana, Bahia, Brazil
Low Moor, Virginia
Pacajus, Ceara, Brazil
Silsbee, Texas
Tres Barras, Santa Catarina, Brazil
Valinhos, São Paulo, Brazil
Venlo, The Netherlands

Consumer Solutions

Aqua Branca, Sao Paulo, Brazil
Ajax, Ontario, Canada
Atlanta, Georgia
Barcelona, Spain
Bassano del Grappa, Italy
Bilbao, Spain
Bristol, United Kingdom
Buenos Aires, Argentina (Leased)
Bydgoszcz, Poland
Chicago, Illinois
Deols, France
Dublin, Ireland (Leased)
Enschede, The Netherlands
Grandview, Missouri
Graz, Austria
Hemer, Germany
Krakow, Poland
Lanett, Alabama
Mebane, North Carolina
Milan, Italy (Leased)
Moscow, Russian Federation (Leased)
Roosendaal, The Netherlands
São Paulo, São Paulo, Brazil (Leased)
San Luis Potosi, Mexico
Santiago de Chile, Chile (Leased)
Shimada, Japan
Smyrna, Georgia
Svitavy, Czech Republic
Tecate, Mexico (Leased)
Tijuana, Mexico (Leased)
Trier, Germany
Troyes, France
Valinhos, São Paulo, Brazil
Winfield, Kansas
Wuxi, People's Republic of China

Consumer & Office Products

Alexandria, Pennsylvania
Bauru, São Paulo, Brazil
Santana de Parnaiba, São Paulo, Brazil (Leased)
Sidney, New York
Toronto, Ontario, Canada (Leased)

Specialty Chemicals

Covington, Virginia
DeRidder, Louisiana
North Charleston, South Carolina
Waynesboro, Georgia
Wickliffe, Kentucky

Community Development and Land Management Group and Forestry Centers

Appomattox, Virginia
Rupert, West Virginia
Summerville, South Carolina
Tres Barras, Santa Catarina, Brazil
Waverly Hall, Georgia

Research Facilities

North Charleston, South Carolina
Richmond, Virginia (Leased)
Shekou Shenzhen, People's Republic of China
Tres Barras, Santa Catarina, Brazil

Leases

For financial data on MeadWestvaco's lease commitments, see Note I of Notes to Consolidated Financial Statements included in Part II, Item 8.

Other information

MeadWestvaco owns all of the facilities listed above, except as noted.

A limited number of MeadWestvaco facilities are owned, in whole or in part, by municipal or other public authorities pursuant to standard industrial revenue bond financing arrangements and are accounted for as property owned by MeadWestvaco. MeadWestvaco holds options under which it may purchase each of these facilities from such authorities by paying a nominal purchase price and assuming the indebtedness of the industrial revenue bonds at the time of the purchase.

As of December 31, 2010, MeadWestvaco owned approximately 730,000 acres of forestlands and other landholdings in the Southeastern region in the U.S. and approximately 135,000 acres of forestlands in Brazil (more than 1,200 miles from the Amazon rainforest).

Item 3. ***Legal proceedings***

On August 28, 2000, an enforcement action in Federal District Court in Maryland was brought by the U.S. Environmental Protection Agency ("EPA") asserting that Westvaco did not obtain permits under the prevention of significant deterioration regulations under the Clean Air Act or install required pollution controls in connection with capital projects at the Luke, Maryland mill carried out in the 1980s. MeadWestvaco strongly disagrees and is vigorously defending this action. On April 23, 2001, the Court dismissed the EPA's claims for civil penalties under the major counts of the complaint and the government subsequently abandoned several of its claims. Motions for summary judgment have resulted in dismissal of one of the two remaining claims. Additional motions addressed to the remaining claim have been scheduled by the Court. Based on information currently available, MeadWestvaco does not expect that this proceeding will have a material adverse effect on our consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceeding could have a material effect on the results of operations.

MeadWestvaco is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, MeadWestvaco does not believe that the currently expected outcome of any proceeding, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on its consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

Additional information is included in Part I, Item 1, and Note P of Notes to Consolidated Financial Statements included in Part II, Item 8.

Item 4. ***Removed and reserved***

Executive officers of the registrant

Name	Age*	Present position	Year in which service in present position began
John A. Luke, Jr.**	62	Chairman and Chief Executive Officer	2002
James A. Buzzard	56	President	2003
E. Mark Rajkowski	52	Senior Vice President and Chief Financial Officer	2004
Mark S. Cross	54	Senior Vice President	2006
Robert A. Feeser	49	Senior Vice President	2010
Linda V. Schreiner	51	Senior Vice President	2002
Bruce V. Thomas	54	Senior Vice President	2007
Mark T. Watkins	57	Senior Vice President	2002
Wendell L. Willkie, II	59	Senior Vice President, General Counsel and Secretary	2002
Peter C. Durette	37	Vice President and Chief Strategy Officer	2010
John E. Banu	63	Vice President and Controller	2002
Robert E. Birkenholz	50	Vice President and Treasurer	2004
Donna O. Cox	47	Vice President	2005

* As of February 28, 2011

** Director of MeadWestvaco

MeadWestvaco's officers are elected by the Board of Directors annually for one-year terms. There are no family relationships among executive officers or understandings between any executive officer and any other person pursuant to which the officer was selected as an officer.

John A. Luke, Jr., President and Chief Executive Officer, 2002-2003, Chairman of the Board, Chief Executive Officer and President of Westvaco, 1996-2002;

James A. Buzzard, Executive Vice President, 2002-2003, Executive Vice President of Westvaco, 2000-2002, Senior Vice President, 1999, Vice President, 1992-1999;

E. Mark Rajkowski, Vice President, Eastman Kodak Company and General Manager Worldwide Operations for Kodak's Digital and Film Imaging Systems Business, 2003-2004; Chief Operating Officer of Eastman Kodak's Consumer Digital Business, 2003; Vice President, Finance of Eastman Kodak, 2001-2002; Corporate Controller of Eastman Kodak, 1998-2001;

Mark S. Cross, Senior Vice President and Group President of Europe, Middle East and Africa Region, JohnsonDiversey 2003-2006; President, Kimberly-Clark Professional, 2001-2003;

Robert A. Feeser, President, Packaging Resources Group 2004-2010, Vice President, Packaging Group 2002-2004, President, Containerboard Division 2000-2002, President, Gilbert Paper Company 1997-2000;

Linda V. Schreiner, Senior Vice President of Westvaco, 2000-2002, Manager of Strategic Leadership Development, 1999-2000, Senior Manager of Arthur D. Little, Inc., 1998-1999, Vice President of Signet Banking Corporation, 1988-1998;

Bruce V. Thomas, President and Chief Executive Officer, Cadmus Communications Corporation, 2000-2007;

Mark T. Watkins, Vice President of Mead, 2000-2002, Vice President, Human Resources and Organizational Development of the Mead Paper Division, 1999, Vice President, Michigan Operations of Mead Paper Division, 1997;

Wendell L. Willkie, II, Senior Vice President and General Counsel of Westvaco, 1996-2002;

Peter C. Durette, Vice President of Strategy & Business Development at Textron Inc, 2008-2009, Principal/ Partner at Marakon Associates, 2004-2008;

John E. Banu, Vice President of Westvaco, 1999-2002; Controller, 1995-1999.

Robert E. Birkenholz, Assistant Treasurer, 2003-2004; Assistant Treasurer, Amerada Hess Corporation, 1997-2002;

Donna O. Cox, Director, External Communications, 2003-2005, Manager, Integration/Internal Communications, 2002-2003, Public Affairs Manager of Westvaco's Packaging Resources Group, 1999-2002;

Part II

Item 5. ***Market for the registrant's common equity, related stockholder matters and issuer purchases of equity securities***

(a) Market and price range of common stock

MeadWestvaco's common stock is traded on the New York Stock Exchange under the symbol MWV.

STOCK PRICES	Year ended December 31, 2010		Year ended December 31, 2009	
	High	**Low**	**High**	**Low**
First quarter	$29.74	$22.25	$13.33	$ 7.53
Second quarter	28.69	21.96	17.54	11.43
Third quarter	25.35	20.81	23.60	15.37
Fourth quarter	27.12	23.74	29.33	21.21

This table reflects the range of market prices of MeadWestvaco common stock as quoted in the New York Stock Exchange Composite Transactions.

(b) Approximate number of common shareholders

At December 31, 2010, the number of shareholders of record of MeadWestvaco common stock was approximately 21,000. This number includes approximately 11,900 current or former employees of the company who were MeadWestvaco shareholders by virtue of their participation in our savings and investment plans.

(c) Dividends

The following table reflects historical dividend information for MeadWestvaco for the periods indicated.

DIVIDENDS PER SHARE	Year ended December 31, 2010	Year ended December 31, 2009
First quarter	$0.23	$0.23
Second quarter	0.23	0.23
Third quarter	0.23	0.23
Fourth quarter	0.25	0.23
	$0.94	$0.92

In the fourth quarter of 2010, the company's Board of Directors approved an increase to MeadWestvaco's quarterly dividend payment from $0.23 to $0.25 per share. Management currently expects that comparable cash dividends will continue to be paid in the future.

(d) Stock repurchases

The company did not repurchase any shares in the fourth quarter of 2010. At December 31, 2010, there were 3.2 million shares available for purchase under currently existing authorized stock repurchase plans.

Item 6. *Selected financial data*

Dollars in millions, except per share data	Years ended December 31, 2010	2009	2008	2007	2006
EARNINGS					
Net sales	$ 5,693	$ 5,406	$ 5,809	$ 5,515	$ 5,147
Income from continuing operations attributable to the company	262	240	91	255	81
(Loss) income from discontinued operations	(156)	(15)	(1)	30	12
Net income attributable to the company	106[1]	225[2]	90[3]	285[4]	93[5]
Income from continuing operations:					
Per share—basic	1.54	1.40	0.52	1.40	0.45
Per share—diluted	1.52	1.38	0.52	1.39	0.45
Net income per share—basic	0.62	1.31	0.52	1.56	0.52
Net income per share—diluted	0.62	1.30	0.52	1.56	0.52
Depreciation, depletion and amortization expense	389	406	426	430	422
COMMON STOCK					
Number of common shareholders	21,000	22,500	23,400	24,700	27,410
Weighted average number of shares outstanding:					
Basic	170	171	172	183	181
Diluted	173	173	173	184	181
Dividends paid	$ 160	$ 157	$ 159	$ 169	$ 167
Per share:					
Dividends declared	0.94	0.92	0.92	0.92	0.92
Book value	19.52	19.89	17.37	21.33	19.40
FINANCIAL POSITION					
Working capital	$ 1,220	$ 1,285	$ 887	$ 712	$ 550
Current ratio	2.0	2.0	1.7	1.5	1.4
Property, plant, equipment and forestlands, net	$ 3,255	$ 3,301	$ 3,333	$ 3,564	$ 3,823
Total assets	8,814	9,021	8,455	9,837	9,285
Long-term debt, excluding current maturities	2,042	2,153	2,309	2,375	2,372
Shareholders' equity	3,286	3,406	2,967	3,708	3,533
Debt to total capital (shareholders' equity and total debt)	38%	39%	45%	40%	42%
OPERATIONS					
Primary production of paperboard (thousands, in tons)	2,804	2,697	3,033	3,106	3,072
New investment in property, plant, equipment and forestlands on a continuing operations basis	$ 242	$ 218	$ 274	$ 308	$ 260
Acres of forestlands owned (thousands)	865	890	932	952	1,251
Number of employees at December 31	18,000	20,000	23,000	23,000	23,000

[1] 2010 results include after-tax restructuring charges of $35 million, or $0.20 per share, tax benefits of $29 million, or $0.17 per share, from cellulosic biofuel producer credits and audit settlements, an after-tax gain of $5 million, or $0.03 per share, related to post-retirement and pension curtailments, and an after-tax charge of $4 million, or $0.02 per share, from early extinguishment of debt. 2010 results also include an after-tax loss from discontinued operations of $156 million, or $0.90 per share.

[2] 2009 results include after-tax income from alternative fuel mixture credits of $242 million, or $1.40 per share, after-tax restructuring charges of $111 million, or $0.65 per share, charges of $32 million, or $0.18 per share, related to domestic and foreign tax audits, after-tax charges of $14 million, or $0.08 per share, from early extinguishments of debt, after-tax income of $13 million, or $0.07 per share, from a change to employee vacation policy, an after-tax expense of $12 million, or $0.07 per share, from a contribution to the MeadWestvaco Foundation, after-tax gains of $11 million, or $0.07 per share, related to sales of certain assets, and an after-tax gain of $4 million, or $0.02 per share, related to a pension curtailment. 2009 results also include an after-tax loss from discontinued operations of $15 million, or $0.08 per share.

[3] 2008 results include after-tax restructuring charges of $33 million, or $0.19 per share, after-tax gains of $10 million, or $0.05 per share, related to sales of certain assets, and an after-tax gain of $6 million, or $0.04 per share, related to a pension curtailment. 2008 results also include an after-tax loss from discontinued operations of $1 million, or $0.00 per share.

[4] 2007 results include after-tax restructuring charges of $46 million, or $0.25 per share, after-tax one-time costs related to the company's cost initiative of $15 million, or $0.08 per share, and after-tax gains of $155 million, or $0.84 per share, from sales of large-tract forestlands. 2007 results also include after-tax income from discontinued operations of $30 million, or $0.17 per share.

[5] 2006 results include after-tax restructuring charges of $76 million, or $0.42 per share, after-tax one-time costs related to the company's cost initiative of $26 million, or $0.14 per share, a gain on the sale of a payable-in-kind note of $13 million, or $0.07 per share, and an after-tax gain of $11 million, or $0.06 per share, from the sale of corporate real estate. The 2006 results also include after-tax income from discontinued operations of $12 million, or $0.07 per share.

Item 7. ***Management's discussion and analysis of financial condition and results of operations***

OVERVIEW

For the year ended December 31, 2010, MeadWestvaco Corporation ("MeadWestvaco", "MWV," or the "company") reported net income attributable to the company from continuing operations of $262 million, or $1.52 per share. These results include after-tax restructuring charges of $35 million, or $0.20 per share, tax benefits from cellulosic biofuel producer credits and audit settlements of $29 million, or $0.17 per share, after-tax gains from pension curtailments of $5 million, or $0.03 per share, and a charge from early extinguishment of debt of $4 million, or $0.02 per share. Comparable results for prior years are noted later in this discussion.

Sales from continuing operations increased 5% to $5.69 billion in 2010 compared to $5.41 billion in 2009. Increased sales were driven by higher volumes and improved pricing and product mix resulting from strong commercial execution in MWV's targeted global markets, as well as from favorable foreign currency exchange compared to 2009. These positive effects on sales in 2010 were partially offset by negative volume impacts stemming from continued strategic exits from low-return products. Participation in emerging markets, including Asia and Brazil, continues to produce favorable results with related sales increasing 15% in 2010. Revenues from emerging markets currently comprise approximately 27% of the company's total sales.

Pre-tax earnings on a continuing operations basis from the company's segments increased 29% to $731 million in 2010 compared to $568 million in 2009. Improved results reflect MWV's continued success of growing profitably in attractive global packaging and other markets, reducing overhead costs and improving the overall productivity of the company's manufacturing facilities and supply chain. All of the manufacturing segments contributed to the significant year-over-year improvement, with strong earnings from the packaging and specialty chemicals businesses.

The company's liquidity and financial position remain excellent and cash flow from continuing operations totaled $551 million in 2010. Strong free cash flow in 2010 allowed the company to repay debt prior to scheduled maturities of $120 million, as well as repurchase and retire 3.9 million shares of MWV's common stock for $92 million. During 2010, the company paid $160 million of dividends to shareholders and increased its quarterly dividend approximately 9% to $0.25 per share in the fourth quarter. The company's U.S. qualified retirement plans remain well over funded and management does not anticipate any required regulatory funding contributions to such plans in the foreseeable future.

Looking ahead to the first half of 2011, the company expects to achieve year-over-year margin and earnings improvement. Positive factors in the company's outlook include stable to strengthening demand trends in targeted global markets along with continued momentum with commercial strategies focused on business mix improvement and further penetration in growing emerging markets. The company also expects to achieve additional improvements in productivity across its manufacturing platform. Negative factors in the company's outlook include higher costs for energy, freight and certain raw materials due to the rising price of oil. The company is continuing to monitor ongoing macro-economic developments and is prepared to respond to additional challenges.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Refer to the "Forward-looking Statements" section located later in this document.

On November 30, 2010, the company acquired a leading trigger sprayer manufacturer with operations located in Europe for $60 million. The all-plastic product portfolio of this business is used throughout household and industrial cleaning, automotive and agricultural markets. This acquisition better positions MWV for growth in these global markets, and further meets consumer demand for more ergonomic, high-performing and environment-friendly products. Refer to Note Q of Notes to Consolidated Financial Statements included in Part II, Item 8 for further information.

On September 30, 2010, the company completed the sale of its media and entertainment packaging business. On February 1, 2011, the company completed the sale of its envelope products business. For the current- and prior-year periods, the company is reporting these businesses as discontinued operations in the consolidated financial statements. Results from discontinued operations in 2010 were an after-tax loss of $156 million reflecting a combined after-tax loss of $141 million in accounting for these dispositions and a combined after-tax loss of $15 million from operations. Refer to Note R of Notes to Consolidated Financial Statements included in Part II, Item 8 for further information.

RESULTS OF OPERATIONS

The following table summarizes MWV's results for the years ended December 31, 2010, 2009 and 2008, as reported in accordance with accounting principles generally accepted in the U.S. All references to per share amounts are presented on an after-tax basis.

In millions, except per share data	Years ended December 31,		
	2010	2009	2008
Net sales	$5,693	$5,406	$5,809
Cost of sales	4,472	4,446	4,832
Selling, general and administrative expenses	729	755	715
Interest expense	186	195	199
Other income, net	(14)	(382)	(32)
Income from continuing operations before income taxes	320	392	95
Income tax provision	54	152	4
Income from continuing operations	266	240	91
Loss from discontinued operations, net of income taxes	(156)	(15)	(1)
Net income	110	225	90
Net income attributable to non-controlling interests	4	—	—
Net income attributable to the company	$ 106	$ 225	$ 90
Income from continuing operations attributable to the company	$ 262	$ 240	$ 91
Net income per share—basic:			
Income from continuing operations	$ 1.54	$ 1.40	$ 0.52
Loss from discontinued operations	(0.92)	(0.09)	—
Net income attributable to the company	$ 0.62	$ 1.31	$ 0.52
Net income per share—diluted:			
Income from continuing operations	$ 1.52	$ 1.38	$ 0.52
Loss from discontinued operations	(0.90)	(0.08)	—
Net income attributable to the company	$ 0.62	$ 1.30	$ 0.52

Comparison of Years ended December 31, 2010 and 2009

Sales from continuing operations were $5.69 billion and $5.41 billion for the years ended December 31, 2010 and 2009, respectively. Increased sales were driven by higher volumes and improved pricing and product mix resulting from strong commercial execution in MWV's targeted global markets, as well as from favorable foreign currency exchange compared to 2009. These positive effects on sales in 2010 were partially offset by negative volume impacts stemming from continued strategic exits from low-return products. Participation in emerging markets, including Asia and Brazil, continues to produce favorable results with related sales increasing 15% in 2010. Revenues from emerging markets currently comprise approximately 27% of the company's total sales. Refer to the individual segment discussion that follows for detailed sales information.

Costs of sales were $4.47 billion and $4.45 billion for the years ended December 31, 2010 and 2009, respectively. During 2010, increased costs due to higher volumes and input cost inflation for certain raw materials and freight more than offset the benefits from productivity improvements and overhead cost reductions compared to 2009. In 2010, input costs for energy, raw materials and freight included in cost of sales were $110 million higher compared to 2009. Restructuring charges included in cost of sales were $35 million and $137 million in 2010 and 2009, respectively.

Selling, general and administrative expenses were $729 million and $755 million for the years ended December 31, 2010 and 2009, respectively. Benefits in 2010 from productivity initiatives and overhead reduction actions more than offset increased costs associated with investments for new product development and to accelerate profitable growth in emerging markets, as well as increased costs of implementing information technology systems and related processes for certain European operations compared to 2009. Restructuring charges included in selling, general and administrative expenses were $18 million and $36 million in 2010 and 2009, respectively.

Pension income from continuing operations was $78 million and $73 million for the years ended December 31, 2010 and 2009, respectively. Pension income from continuing operations includes curtailment gains of $2 million and $6 million in 2010 and 2009, respectively, pursuant to employee reductions associated with the company's 2008 and 2005 strategic cost management programs. Pension income is included in Corporate and Other for segment reporting purposes. Pension income is expected to be about $80 million in 2011.

Interest expense was $186 million for the year ended December 31, 2010 and was comprised of $154 million related to bond and bank debt, $2 million related to a long-term obligation non-recourse to MWV, $20 million related to borrowings under life insurance policies and $10 million related to other borrowings. Interest expense was $195 million for the year ended December 31, 2009 and was comprised of $157 million related to bond and bank debt, $4 million related to a long-term obligation non-recourse to MWV, $20 million related to borrowings under life insurance policies and $14 million related to other borrowings.

Other income, net was $14 million and $382 million for the years ended December 31, 2010 and 2009, respectively, and was comprised of the following:

In millions	Years ended December 31,	
	2010	**2009**
Interest income	$ (22)	$ (18)
Charges from early extinguishments of debt	6	23
Foreign currency exchange losses (gains)	4	(2)
Gains on sales of assets	—	(16)
Alternative fuel mixture credit [1]	—	(375)
Other, net	(2)	6
	$ (14)	$(382)

[1] Through December 31, 2009, the U.S. Internal Revenue Code allowed an excise tax credit for alternative fuel mixtures produced by a taxpayer for use as a fuel in a taxpayer's trade or business.

The company's effective tax rate attributable to continuing operations was 17% and 39% for the years ended December 31, 2010 and 2009, respectively. The lower effective tax rate in 2010 compared to 2009 was primarily due to the mix and levels of pre-tax earnings between the company's domestic and foreign operations, including pre-tax domestic income of $375 million from alternative fuel mixture credits in 2009, as well as the effects from certain items in 2010 including tax benefits from an internal reorganization of a domestic entity, tax benefits from the Cellulosic Biofuel Producer Credit and tax charges from domestic and foreign tax audits.

In addition to the information discussed above, the following sections discuss the results of operations for each of the company's segments and certain items included in Corporate and Other. MWV's segments are (i) Packaging Resources, (ii) Consumer Solutions, (iii) Consumer & Office Products, (iv) Specialty Chemicals, and (v) Community Development and Land Management. Refer to Note T of Notes to Consolidated Financial Statements included in Part II, Item 8 for a reconciliation of the sum of the results of the segments and Corporate and Other to consolidated income from continuing operations attributable to the company before income taxes. Restructuring charges are included in Corporate and Other for segment reporting purposes. Refer to the discussion included in "Significant Transactions" herein below for restructuring charges attributable to the company's segments.

Packaging Resources

In millions	Years ended December 31, 2010	2009
Sales	$2,670	$2,446
Segment profit [1]	257	182

1 Segment profit is measured as results before restructuring charges, pension income, interest expense and income, income taxes, and non-controlling interest income and losses.

The Packaging Resources segment produces paperboard used in packaging for food, beverage, tobacco, healthcare, and beauty and personal care markets. This segment's products include bleached paperboard ("SBS") and Coated Natural Kraft® paperboard ("CNK®") that are manufactured at three mills located in the U.S. and corrugated packaging that is manufactured at two mills located in Brazil. SBS is used for packaging high-value consumer products including frozen and dry food, aseptic liquid packaging, disposable cups, tobacco, cosmetics and pharmaceuticals. CNK® is used for a range of packaging applications, the largest of which for MWV is multi-pack beverage packaging and food packaging. MWV's corrugated packaging business is focused on fresh produce, frozen meat and consumer products markets in South America.

Sales for the Packaging Resources segment were $2.67 billion in 2010 compared to $2.45 billion in 2009. Sales increased in 2010 due to higher volume and improved pricing and product mix, as well as from favorable foreign currency exchange compared to 2009. Shipments of SBS were approximately 1,363,000 tons in 2010, relatively unchanged from 2009. Shipments of CNK® were 1,013,000 tons in 2010, up 6% from 2009, as demand continued to recover for beverage and retail food packaging. In 2010, SBS prices were up 6% while CNK® prices were relatively unchanged compared to 2009. Backlogs for SBS and CNK® are currently at four to five weeks. Sales by the segment's Brazilian operation, Rigesa, were 24% higher in 2010 due to favorable foreign currency exchange and improved pricing and product mix, as well as from increased volume compared to 2009.

Profit for the Packaging Resources segment was $257 million in 2010 compared to $182 million in 2009. Profit in 2010 benefited by $122 million from improved pricing and product mix, $64 million from productivity initiatives and overhead reduction actions and $18 million from increased volume compared to 2009. Profit in 2010 was negatively impacted by $97 million from input cost inflation for certain raw materials and freight, $25 million from increased costs due to reduced fiber availability from severe weather in the U.S. during the first quarter of 2010 and $7 million from foreign currency exchange and other items compared to 2009.

Consumer Solutions

In millions	Years ended December 31, 2010	2009 [2]
Sales	$1,818	$1,847
Segment profit [1]	125	94

1 Segment profit is measured as results before restructuring charges, pension income, interest expense and income, income taxes, and non-controlling interest income and losses.

2 Results for 2009 have been recast to exclude the discontinued operations of the media and entertainment packaging business. Refer to Note R of Notes to Consolidated Financial Statements included in Part II, Item 8 for further discussion.

The Consumer Solutions segment designs and produces packaging solutions and systems for the food, beverage, tobacco, beauty and personal care, healthcare, and home and garden markets. This segment manufactures multi-pack cartons primarily for the global beverage take-home market, high-end packaging for the global tobacco market, injection-molded plastic packaging for prescription drugs, and dispensing and sprayer systems for personal care, fragrance, healthcare, home cleaning, and garden and lawn maintenance products.

Paperboard and plastic are converted into packaging products at plants located in North America, South America, Europe and Asia. This segment also has pharmaceutical packaging contracts with retailers, including mass-merchants. In addition, this segment manufactures equipment that is leased or sold to its beverage and dairy customers to package their products.

Sales for the Consumer Solutions segment were $1.82 billion in 2010 compared to $1.85 billion in 2009. Sales declined in 2010 due to the impact stemming from deliberate exits from low-return products, as well as unfavorable foreign currency exchange compared to 2009. The effects of these items in 2010 were partially offset by growth in emerging markets, as well as from improved overall pricing and product mix compared to 2009.

Profit for the Consumer Solutions segment was $125 million in 2010 compared to $94 million in 2009. Profit in 2010 benefited by $55 million from productivity initiatives and overhead reduction actions, $8 million from improved pricing and product mix, $1 million from increased volume and $10 million from foreign currency exchange and other items, including the impact from strategic actions to eliminate low-return products, compared to 2009. Profit in 2010 was negatively impacted by $43 million from input cost inflation for certain raw materials and freight compared to 2009.

Consumer & Office Products

	Years ended December 31,	
In millions	2010	2009 [2]
Sales	$748	$749
Segment profit [1]	141	137

1 Segment profit is measured as results before restructuring charges, pension income, interest expense and income, income taxes, and non-controlling interest income and losses.

2 Results for 2009 have been recast to exclude the discontinued operations of the envelope products business. Refer to Note R of Notes to Consolidated Financial Statements included in Part II, Item 8 for further discussion.

The Consumer & Office Products segment manufactures, sources, markets and distributes school and office products and time-management products in North America and Brazil through both retail and commercial channels. MWV produces many of the leading brand names in school supplies, time-management and commercial office products, including AMCAL®, AT-A-GLANCE®, Cambridge®, Day Runner®, Five Star®, Mead® and Trapper Keeper®.

Sales for the Consumer & Office Products segment were $748 million in 2010 compared to $749 million in 2009. In 2010, the segment had a solid back-to-school season in North America lead by its Mead® and FiveStar® line-up despite modestly lower sales as increased school volumes were more than offset by an unfavorable mix of products compared to 2009. Sales for dated and time management products in 2010 were also lower than 2009 due to the segment's continued strategy of exiting low-return product lines. During 2010, sales in Brazil declined compared to 2009 as a shift in timing of the back-to-school season in Brazil moved some volume into 2011. Sales in 2010 benefited from favorable foreign currency exchange compared to 2009. The segment continues to be impacted by imports from Asia.

Profit for the Consumer & Office Products segment was $141 million in 2010 compared to $137 million in 2009. Profit in 2010 benefited by $34 million from productivity initiatives and overhead reduction actions compared to 2009. Profit in 2010 was negatively impacted by $14 million from unfavorable product mix, $11 million from input cost inflation primarily for certain raw materials and freight and $5 million from lower volume compared to 2009.

Specialty Chemicals

In millions	Years ended December 31,	
	2010	**2009**
Sales	$680	$503
Segment profit [1]	141	56

[1] Segment profit is measured as results before restructuring charges, pension income, interest expense and income, income taxes, and non-controlling interest income and losses.

The Specialty Chemicals segment manufactures, markets and distributes specialty chemicals derived from sawdust and other byproducts of the papermaking process in North America, Europe, South America and Asia. Products include activated carbon used in gas vapor emission control systems for automobiles and trucks and applications for air, water and food purification. Other products include performance chemicals used in printing inks, asphalt paving and adhesives, as well as in the agricultural, paper and petroleum industries.

Sales for the Specialty Chemicals segment were $680 million in 2010 compared to $503 million in 2009. Sales increased in 2010 from significantly higher volumes and improved pricing and product mix due to strong demand for pine chemicals and activated carbon, as well as strong demand for the segment's asphalt solutions in emerging markets. Sales in 2010 also benefited from increased sales of chemicals for oil field services, adhesives, printing inks and water and food purification applications, as well as from increased automotive production in North America, Europe and emerging markets compared to 2009.

Profit for the Specialty Chemicals segment was $141 million in 2010 compared to $56 million in 2009. Profit in 2010 benefited by $41 million from improved pricing and product mix, $25 million from increased volume, $11 million from productivity initiatives and overhead reduction actions and $9 million from input cost deflation compared to 2009. Profit in 2010 was negatively impacted by $1 million from foreign currency exchange and other items compared to 2009.

Community Development and Land Management

In millions	Years ended December 31,	
	2010	**2009**
Sales	$168	$193
Segment profit [1]	67	99

[1] Segment profit is measured as results before restructuring charges, pension income, interest expense and income, income taxes, and non-controlling interest income and losses.

The Community Development and Land Management segment is responsible for maximizing the value of the company's landholdings in the Southeastern region of the U.S. Operations of the segment include real estate development, forestry operations and leasing activities. Real estate development includes (i) selling non-core forestlands primarily for recreational and residential uses, (ii) entitling and improving high-value tracts, and (iii) master planning select landholdings. Forestry operations include growing and harvesting softwood and hardwood on the company's forestlands for external consumption and for use by the company's mill-based business. Leasing activities include fees from third parties undertaking mineral extraction operations, as well as fees from recreational leases on the company's forestlands.

Sales for the Community Development and Land Management segment were $168 million in 2010 compared to $193 million in 2009. Profit was $67 million in 2010 compared to $99 million in 2009. Profit from real estate activities was $55 million in 2010 versus $88 million in 2009. In 2010, the company sold approximately 25,130 acres for gross proceeds of $80 million versus approximately 59,700 acres for gross proceeds of $118 million in 2009. Profit from forestry operations and leasing activities was $12 million in 2010 compared to $11 million in 2009.

The real estate sector remains challenging due to weak consumer spending. These factors will likely continue to influence near-term results. During this time, the segment will continue to move forward with its near- and long-term real estate value creation plans, including enhancing rural land, and entitling and master planning its highest potential development land.

Corporate and Other

In millions	Years ended December 31, 2010	2009
Sales	$ —	$ 49
Corporate and Other loss	(415)	(176)

Corporate and Other includes corporate support staff services and related assets and liabilities, including merger-related goodwill, and the company's specialty papers operation which was sold in the fourth quarter of 2009. The results also include income and expense items not directly associated with ongoing business segment operations, such as income from alternative fuel mixture credits, restructuring charges, charges from early extinguishments of debt, pension income and curtailment gains, interest expense and income, non-controlling interest income and losses, certain legal settlements, gains and losses on certain asset sales and other items.

Corporate and Other loss was $415 million in 2010 compared to a loss of $176 million in 2009. Contributing to the higher loss in 2010 was income from alternative fuel mixture credits of $375 million recorded in 2009. The loss in 2010 also reflects lower restructuring charges of $120 million, lower interest expense of $9 million and other net favorable items of $7 million compared to 2009.

Comparison of Years ended December 31, 2009 and 2008

Sales from continuing operations were $5.41 billion and $5.81 billion for the years ended December 31, 2009 and 2008, respectively. Decreased sales in 2009 were primarily driven by lower demand for packaged goods due to weak global economic conditions, as well as from unfavorable foreign currency exchange compared to 2008. Decreased sales in 2009 also reflect negative volume impacts stemming from strategic exits of low-return products. These negative effects on sales in 2009 were partially offset by improved pricing and product mix in targeted global packaging markets, including growth from new products and packaging sales from emerging markets, as well as higher land sales compared to 2008. Refer to the individual segment discussion that follows for detailed sales information.

Costs of sales were $4.45 billion and $4.83 billion for the years ended December 31, 2009 and 2008, respectively. Decreased cost of sales in 2009 was primarily driven by lower volumes and lower input costs for energy, raw materials and freight compared to 2008. In 2009, input costs for energy, raw materials and freight included in cost of sales were $120 million lower compared to 2008. Restructuring charges included in cost of sales were $137 million and $31 million in 2009 and 2008, respectively.

Selling, general and administrative expenses were $755 million and $715 million for the years ended December 31, 2009 and 2008, respectively. Benefits in 2009 from productivity initiatives and overhead reduction actions were partially offset by higher performance-based compensation compared to 2008. Restructuring charges included in selling, general and administrative expenses were $36 million and $19 million in 2009 and 2008, respectively.

Pension income from continuing operations was $73 million and $98 million for the years ended December 31, 2009 and 2008, respectively. Pension income from continuing operations includes curtailment gains of $6 million and $11 million in 2009 and 2008, respectively, pursuant to employee reductions associated with the company's 2008 and 2005 strategic cost management programs.

Interest expense was $195 million for the year ended December 31, 2009 and was comprised of $157 million related to bond and bank debt, $4 million related to a long-term obligation non-recourse to MWV, $20 million related to borrowings under life insurance policies and $14 million related to other borrowings. Interest expense was $199 million for the year ended December 31, 2008 and was comprised of $153 million related to bond and bank debt, $13 million related to a long-term obligation non-recourse to MWV, $17 million related to borrowings under life insurance policies and $16 million related to other borrowings.

Other income, net was $382 million and $32 million for the years ended December 31, 2009 and 2008, respectively, and was comprised of the following:

In millions	Years ended December 31,	
	2009	2008
Alternative fuel mixture credit	$(375)	$—
Charges from early extinguishments of debt	23	—
Interest income	(18)	(39)
Gains on sales of certain assets	(16)	(16)
Foreign currency exchange (gains) losses	(2)	25
Other, net	6	(2)
	$(382)	$(32)

The company's effective tax rate attributable to continuing operations was approximately 39% and 4% for the years ended December 31, 2009 and 2008, respectively. The increase in the effective tax rate in 2009 compared to 2008 was primarily due to the mix and levels of pre-tax earnings between the company's domestic and foreign operations, including pre-tax domestic income of $375 million from alternative fuel mixture credits in 2009, as well as from tax charges related to domestic and foreign tax audits in 2009.

In addition to the information discussed above, the following sections discuss the results of operations for each of the company's segments and certain items included in Corporate and Other.

Packaging Resources

In millions	Years ended December 31,	
	2009	2008
Sales	$2,446	$2,667
Segment profit [1]	182	195

[1] Segment profit is measured as results before restructuring charges, pension income, interest expense and income, income taxes, and non-controlling interest income and losses.

Sales for the Packaging Resources segment were $2.45 billion in 2009 compared to $2.67 billion in 2008. Shipments of SBS in 2009 were 1,350,000 tons, down 18% from 2008, reflecting lower demand and a shift by the segment away from lower-value paperboard grades. In connection with this strategy, the segment removed approximately 200,000 tons of annual SBS paperboard capacity pursuant to the permanent shutdown of a paperboard machine at its Evadale, Texas mill during 2009. Shipments of CNK® in 2009 were 951,000 tons, down 9% from 2008, primarily reflecting lower demand and higher maintenance-related downtime. In 2009, SBS prices were up 5% and CNK® prices were up 6% compared to 2008. Sales by the segment's Brazilian operation, Rigesa, decreased 13% in 2009 due primarily to unfavorable foreign currency exchange, unfavorable product mix and modestly lower volume compared to 2008.

Profit for the Packaging Resources segment was $182 million in 2009 compared to $195 million in 2008. Profit in 2009 was negatively impacted by $142 million from lower volume and $24 million from foreign currency exchange and other items compared to 2008. Profit in 2009 benefited by $79 million from productivity initiatives, overhead reduction actions and input cost deflation and $74 million from improved pricing and product mix compared to 2008.

Consumer Solutions

In millions	Years ended December 31, 2009[2]	2008[2]
Sales	$1,847	$1,975
Segment profit[1]	94	48

[1] Segment profit is measured as results before restructuring charges, pension income, interest expense and income, income taxes, and non-controlling interest income and losses.

[2] Results for 2009 and 2008 have been recast to exclude the discontinued operations of the media and entertainment packaging business. Refer to Note R of Notes to Consolidated Financial Statements included in Part II, Item 8 for further discussion.

Sales for the Consumer Solutions segment were $1.85 billion in 2009 compared to $1.98 billion in 2008. In 2009, overall volume was down compared to 2008 due to lower demand for premium products and declines in consumer spending, as well as negative volume impacts stemming from deliberate exits of low-return products. In addition, sales declined in 2009 due to unfavorable foreign currency exchange compared to 2008. These effects on sales in 2009 were partially offset by continued strong demand for the company's value-added Shellpak® solution within the healthcare market and for dispensing solutions for soaps and antibacterial lotions in personal care markets due to the heightened global awareness of the H1N1 virus. In addition, the segment benefited from increased demand in the emerging Asia beverage market.

Profit for the Consumer Solutions segment was $94 million in 2009 compared to $48 million in 2008. Profit in 2009 benefited by $107 million from productivity initiatives, overhead reduction actions and input cost deflation compared to 2008. Profit in 2009 was negatively impacted by $13 million from input cost inflation for certain raw materials and freight, $11 million from unfavorable pricing and product mix, $9 million from lower volume and $28 million from foreign currency exchange and other items compared to 2008.

Consumer & Office Products

In millions	Years ended December 31, 2009[2]	2008[2]
Sales	$749	$753
Segment profit[1]	137	97

[1] Segment profit is measured as results before restructuring charges, pension income, interest expense and income, income taxes, and non-controlling interest income and losses.

[2] Results for 2009 and 2008 have been recast to exclude the discontinued operations of the envelope products business. Refer to Note R of Notes to Consolidated Financial Statements included in Part II, Item 8 for further discussion.

Sales for the Consumer & Office Products segment were $749 million in 2009 compared to $753 million in 2008. During 2009, the segment had a solid back-to-school season in North America with higher volumes offset by a slightly weaker product mix which led a modest increase of sales on strong positioning and sell-through of proprietary, branded products at leading retailers. Sales for dated and time management products were down as a result of the planned exit of low-return product lines, as well as an expected decline in base business. The volume decline was offset by better overall product mix. Sales for Tilibra were lower as volumes were impacted by the timing of customer orders but this volume decline was offset in part by improved product mix. The segment augmented its school and office supplies business with the acquisition of Grafon's® during the third quarter of 2009, a provider of branded consumer products in Brazil, and has integrated its products and licensing agreements into the segment's school offerings in the Southern Hemisphere.

Profit for the Consumer & Office Products segment was $137 million in 2009 compared to $97 million in 2008. Profit in 2009 benefited by $52 million from productivity initiatives and overhead reduction actions and $2 million from improved product mix compared to 2008. Profit in 2009 was negatively impacted by $13 million from lower volume and $1 million from other unfavorable items compared to 2008.

Specialty Chemicals

In millions	Years ended December 31,	
	2009	**2008**
Sales	$503	$547
Segment profit [1]	56	48

[1] Segment profit is measured as results before restructuring charges, pension income, interest expense and income, income taxes, and non-controlling interest income and losses.

Sales for the Specialty Chemicals segment were $503 million in 2009 compared to $547 million in 2008. In 2009, lower overall volume more than offset improved pricing and product mix compared to 2008. While demand in 2009 for pine chemicals and automotive carbon were below 2008 levels, the segment benefited from stronger global demand for its asphalt solutions, increased demand for carbon technologies in water and food purification markets, and share gains in pine chemicals for oilfield and adhesive applications compared to 2008.

Profit for the Specialty Chemicals segment was $56 million in 2009 compared to $48 million in 2008. Profit in 2009 benefited by $46 million from productivity initiatives, overhead reduction actions and input cost deflation, and $2 million from improved product mix compared to 2008. Profit in 2009 was negatively impacted by $33 million from lower volume and $7 million from other unfavorable items compared to 2008.

Community Development and Land Management

In millions	Years ended December 31,	
	2009	**2008**
Sales	$193	$135
Segment profit [1]	99	59

[1] Segment profit is measured as results before restructuring charges, pension income, interest expense and income, income taxes, and non-controlling interest income and losses.

Sales for the Community Development and Land Management segment were $193 million in 2009 compared to $135 million in 2008. Profit was $99 million in 2009 compared to $59 million in 2008. Profit from real estate activities was $88 million in 2009 versus $40 million in 2008. In 2009, the company sold approximately 59,700 acres for gross proceeds of $118 million versus approximately 21,200 acres for gross proceeds of $57 million in 2008. Profit from forestry operations and leasing activities was $11 million in 2009 compared to $19 million in 2008.

Corporate and Other

In millions	Years ended December 31, 2009	2008
Sales	$ 49	$ 106
Corporate and Other loss	(176)	(352)

Corporate and Other loss was $176 million in 2009 compared to a loss of $352 million in 2008. Contributing to the lower loss in 2009 was income from alternative fuel mixture credits of $375 million recorded in 2009. The loss in 2009 also reflects higher restructuring charges of $121 million, lower pension income of $25 million, charges from the early extinguishments of debt of $23 million in 2009, an expense of $20 million from a contribution to the MeadWestvaco Foundation in 2009 and other net unfavorable items of $10 million compared to 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from continuing operations and the company's current cash levels are expected to be adequate to fund scheduled debt payments, dividends to shareholders and the majority of MWV's capital expenditures in 2011. In addition, the company's U.S. qualified retirement plans remain well over funded and management does not anticipate any required regulatory funding contributions to such plans in the foreseeable future.

Cash and cash equivalents totaled $790 million at December 31, 2010. The credit quality of the portfolio of short-term investments remains strong with the majority of cash and cash equivalents invested in U.S. government securities. The company currently has $600 million of undrawn bank-committed credit capacity. Management continuously monitors the credit quality of the company's credit facility banks, insurance providers and derivative contract counter-parties, in addition to customers and key suppliers.

Operating activities

Cash provided by operating activities from continuing operations was $551 million in 2010, compared to $831 million in 2009 and $317 million in 2008. The decline in cash flow in 2010 compared to 2009 reflects higher receipts of alternative fuel mixture credits of $292 million in 2009 compared to 2010, partially offset by improved year-over-year segment earnings in 2010. Cash used by operating activities from discontinued operations was $5 million in 2010, compared to cash provided by discontinued operations of $45 million and $59 million in 2009 and 2008, respectively.

Investing activities

Cash used in investing activities from continuing operations was $279 million in 2010, compared to $211 million in 2009 and $245 million in 2008. Cash used in investing activities from continuing operations in 2010 was driven by capital expenditures of $242 million, payments for acquired businesses (net of cash acquired) of $49 million, contributions to joint ventures of $9 million and other uses of funds of $10 million, offset in part by proceeds from dispositions of assets of $31 million. Cash used in investing activities from continuing operations in 2009 was driven by capital expenditures of $218 million, payments for acquired businesses (net of cash acquired) of $15 million, contributions to joint ventures of $5 million and other uses of funds of $25 million, offset in part by proceeds from dispositions of assets of $52 million. Cash used in investing activities from continuing operations in 2008 was driven by capital expenditures of $274 million, payments for acquired businesses (net of cash acquired) of $18 million, contributions to joint ventures of $15 million and other uses of funds of $5 million, offset in part by proceeds from dispositions of assets of $67 million. Cash provided by investing activities from discontinued operations was $59 million in 2010, compared to $2 million in 2009 and $437 million in 2008. Cash flows provided by discontinued operations primarily relate to proceeds received from dispositions of certain businesses. Refer to Note R of Notes to Consolidated Financial Statements included in Part II, Item 8 for further information on discontinued operations.

Capital spending in 2011 associated with productivity and growth initiatives, as well as maintenance capital and environmental compliance, is expected to range from $300 million to $350 million. Funding for this range is expected to be primarily from current cash levels and cash flow from operations. Capital spending in 2011 associated with expansion of the company's corrugated packaging operations in Brazil is expected to be about $325 million. Funding for this expansion will be from current cash levels and third-party financing.

Financing activities

Cash used in financing activities from continuing operations was $379 million in 2010, compared to $405 million in 2009 and $200 million in 2008. Cash used in financing activities from continuing operations in 2010 was driven by dividend payments of $160 million, repayment of long-term debt of $132 million, repurchases of MWV common stock of $92 million, payments of notes payable and short-term borrowings of $2 million and other uses of funds of $1 million, offset in part by proceeds from issuance of long-term debt of $2 million and other sources of funds of $6 million. Cash used in financing activities from continuing operations in 2009 was driven by repayment of long-term debt of $435 million, dividend payments of $157 million, payments of notes payable and short-term borrowings of $34 million and other uses of funds of $32 million, offset in part by proceeds from issuance of long-term debt of $250 million and other sources of funds of $3 million. Cash used in financing activities from continuing operations in 2008 was driven by dividend payments of $159 million, repayment of long-term debt of $36 million, payments of notes payable and short-term borrowings of $11 million and other uses of funds of $2 million, offset in part by proceeds from issuance of long-term debt of $3 million and other sources of funds of $5 million.

The company has available a $600 million bank credit facility that expires in October 2012. Borrowings under this agreement can be in unsecured domestic or Eurodollar notes and at rates approximating Prime or the London Interbank Offered Rate ("LIBOR") at the company's option. The revolving credit agreement contains a financial covenant limiting the percentage of total debt to total capitalization (including deferred income tax liabilities) to 55%, as well as certain other covenants with which the company is in compliance. The revolving credit facility was undrawn at December 31, 2010. As part of the monitoring activities surrounding the credit quality of the company's credit facilities, management evaluates credit default activities and bank ratings of our lenders. In addition, management undertakes similar measures and evaluates deposit concentrations to monitor the credit quality of the financial institutions that hold the company's cash and cash equivalents.

During 2010, the company repaid prior to scheduled maturity $98 million aggregate principal of its 6.85% notes due April 2012.

During 2010, the company repurchased and retired 3.9 million of its common shares for $92 million under existing authorizations by the company's Board of Directors.

The company's percentage of total debt to total capital (shareholders' equity and total debt) was 38% at December 31, 2010 and 39% at December 31, 2009.

On January 24, 2011, the company's Board of Directors declared a regular quarterly dividend of $0.25 per common share.

EFFECTS OF INFLATION

Prices for energy including natural gas, oil and electricity, as well as for raw materials and freight, increased significantly in 2010 compared to 2009. During 2010, pre-tax input costs of energy, raw materials and freight were $110 million higher than in 2009 on a continuing operations basis. During 2009, pre-tax input costs of energy, raw materials and freight were $120 million lower than in 2008 on a continuing operations basis.

ENVIRONMENTAL AND LEGAL MATTERS

Our operations are subject to extensive regulation by federal, state and local authorities, as well as regulatory authorities with jurisdiction over foreign operations of the company. Due to changes in environmental laws and regulations, the application of such regulations, and changes in environmental control technology, it is not possible for us to predict with certainty the amount of capital expenditures to be incurred for environmental purposes. Taking these uncertainties into account, we estimate that we will incur $22 million and $56 million in environmental capital expenditures in 2011 and 2012, respectively. Approximately $23 million was spent on environmental capital projects in 2010.

The company has been notified by the U.S. Environmental Protection Agency or by various state or local governments that it may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by the company. The company is currently named as a potentially responsible party ("PRP"), or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state or local laws with respect to numerous sites. There are other sites which may contain contamination or which may be potential Superfund sites, but for which MeadWestvaco has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The company regularly evaluates its potential liability at these various sites. At December 31, 2010, MeadWestvaco had recorded liabilities of approximately $21 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. The company believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $20 million. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

As with numerous other large industrial companies, the company has been named a defendant in asbestos-related personal injury litigation. Typically, these suits also name many other corporate defendants. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of December 31, 2010, there were approximately 555 lawsuits. Management believes that the company has substantial indemnification protection and insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. The company has valid defenses to these claims and intends to continue to defend them vigorously. Additionally, based on its historical experience in asbestos cases and an analysis of the current cases, the company believes that it has adequate amounts accrued for potential settlements and judgments in asbestos-related litigation. At December 31, 2010, the company had recorded litigation liabilities of approximately $24 million, a significant portion of which relates to asbestos. Should the volume of litigation grow substantially, it is possible that the company could incur significant costs resolving these cases. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

MeadWestvaco is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

CONTRACTUAL OBLIGATIONS

The company enters into various contractual obligations throughout the year. Presented below are the contractual obligations of the company as of December 31, 2010, and the time period in which payments under the obligations are due. Disclosures related to long-term debt, capital lease obligations and operating lease obligations are included in Note G and Note I of Notes to Consolidated Financial Statements included in Part II, Item 8. Also included below are disclosures regarding the amounts due under purchase obligations. A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on the company and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The company has included in the below disclosure all normal and recurring purchase orders, take-or-pay contracts, supply arrangements as well as other purchase commitments that management believes meet the above definition of a purchase obligations.

	Payments due by period				
In millions	**Total**	**Less than 1 year 2011**	**1-3 years 2012 and 2013**	**3-5 years 2014 and 2015**	**More than 5 years 2016 and beyond**
Contractual obligations:					
Debt, excluding capital lease obligations	$1,902	$ 5	$ 249	$ 31	$1,617
Interest on debt [(1)]	2,130	147	256	255	1,472
Capital lease obligations [(2)]	342	13	22	20	287
Operating leases	363	55	82	59	167
Purchase obligations	1,132	696	219	144	73
Other long-term obligations [(3)(4)]	900	113	241	228	318
Total	$6,769	$1,029	$1,069	$737	$3,934

(1) Amounts are based on weighted-average interest rate of 7.7% for the company's fixed-rate long-term debt for 2011 and thereafter. See related discussion in Note G of Notes to Consolidated Financial Statements included in Part II, Item 8.

(2) Amounts include both principal and interest payments.

(3) Total excludes a $338 million liability that is non-recourse to MeadWestvaco. See related discussion in Note E of Notes to Consolidated Financial Statements included in Part II, Item 8.

(4) Total excludes $301 million of unrecognized tax benefits and $94 million of related accrued interest and penalties due to the uncertainty of timing of payment. See Note O of Notes to Consolidated Financial Statements included in Part II, Item 8 for additional information.

SIGNIFICANT TRANSACTIONS

Dispositions

On February 1, 2011, the company completed the sale of its envelope products business for cash proceeds of $55 million. During 2010, the company recorded pre-tax charges of $19 million ($15 million after taxes) comprised of impairment of long-lived assets of $6 million, impairment of allocated goodwill of $7 million and a pension curtailment loss of $6 million. For 2010 and prior years, the operating results of this business, as well as the charges noted above, are reported in discontinued operations in the consolidated statements of operations on an after-tax basis. The results of operations and assets and liabilities of the envelope products business were previously included in the Consumer & Office Products segment.

On September 30, 2010, the company completed the sale of its media and entertainment packaging business for cash proceeds of $68 million. The sale resulted in a pre-tax loss of $153 million ($126 million after taxes). For 2010 and prior years, the operating results of this business, as well as the loss on disposition, are reported in discontinued operations in the consolidated statements of operations on an after-tax basis. The results of operations and assets and liabilities of the media and entertainment packaging business were previously included in the Consumer Solutions segment.

On July 1, 2008, the company completed the sale of its North Charleston, South Carolina kraft paper mill and related assets (collectively the "Kraft business") for net cash proceeds of $466 million. The sale resulted in a pre-tax gain of $13 million ($8 million after taxes). For 2008, the operating results of this business, as well as the gain on sale, are reported as discontinued operations in the consolidated statements of operations on an after-tax basis. The results of operations and assets and liabilities of the Kraft business were previously included in the Packaging Resources segment.

Refer to Note R of Notes to Consolidated Financial Statements included in Part II, Item 8 for related discussion.

Restructuring charges

Year ended December 31, 2010

During 2005, the company launched a cost reduction initiative to improve the efficiency of its business model. During 2008, the company commenced a separate series of broad cost reduction actions to reduce corporate and business unit overhead expense and close or restructure certain manufacturing locations. Restructuring charges incurred during 2010 were pursuant to the 2008 program. Restructuring charges incurred during 2009 were pursuant to the 2008 and 2005 programs. Cumulative charges included in the results from continuing operations through December 31, 2010 since the inceptions of the 2005 and 2008 programs were $254 million and $247 million, respectively. Although these charges related to individual segments, such amounts are included in Corporate and Other.

For the year ended December 31, 2010, the company incurred pre-tax charges of $53 million from continuing operations in connection with employee separation costs, asset write-downs and other restructuring actions, of which $35 million is included in cost of sales and $18 million is included in selling, general and administrative expenses. The non-cash portion of these charges was $8 million. For the three months ended December 31, 2010, the company incurred pre-tax charges of $18 million of which $11 million is included in cost of sales and $7 million is included in selling, general and administrative expenses.

The following table and discussion present additional detail of the 2010 charges:

In millions	Employee costs	Asset write-downs and other costs	Total
Consumer Solutions	$ 32	$ 8	$40
Packaging Resources	—	4	4
Consumer & Office Products	1	1	2
All other	5	2	7
	$ 38	$15	$53

Consumer Solutions

During the year ended December 31, 2010, the Consumer Solutions segment had various restructuring actions in its manufacturing operations in Europe and the U.S. These actions resulted in pre-tax charges of $40 million, of which $32 million related to employee separation costs and $8 million related to asset write-downs and other restructuring actions.

Packaging Resources

During the year ended December 31, 2010, the Packaging Resources segment had various restructuring actions in its manufacturing operations in Brazil and the U.S. These actions resulted in pre-tax charges of $4 million related to asset write-downs and other restructuring actions.

Consumer & Office Products

During the year ended December 31, 2010, the Consumer & Office Products segment had various restructuring actions in its manufacturing operations in the U.S and Brazil. These actions resulted in pre-tax charges of $2 million, of which $1 million related to employee separation costs and $1 million related to asset write-downs and other restructuring actions.

All other

During the year ended December 31, 2010, the company recorded restructuring charges of $7 million, of which $5 million related to employee relocation costs and $2 million related to other restructuring actions.

Year ended December 31, 2009

For the year ended December 31, 2009, the company incurred pre-tax charges of $173 million from continuing operations in connection with employee separation costs, asset write-downs and other restructuring actions, of which $137 million is included in cost of sales and $36 million is included in selling, general and administrative expenses. Of these charges, $71 million related to the Consumer Solutions segment, $42 million related to the Packaging Resources segment, $6 million related to the Consumer & Office Products segment and $54 million was attributed to Corporate and Other. The non-cash portion of these charges was $126 million.

Year ended December 31, 2008

For the year ended December 31, 2008, the company incurred pre-tax charges of $52 from continuing operations in connection with employee separation costs, asset write-downs and other restructuring actions, of which $31 million is included in cost of sales, $19 million is included in selling, general and administrative expenses and $2 million is included in other income. Of these charges, $32 million related to the Consumer Solutions segment, $4 million related to the Packaging Resources segment, $4 million related to the Specialty Chemicals segment, $3 million related to the Consumer & Office Products segment and $9 million was attributed to Corporate and Other. The non-cash portion of these charges was $34 million.

Alternative fuel mixture credit

Through December 31, 2009, the U.S. Internal Revenue Code allowed an excise tax credit for alternative fuel mixtures produced by a taxpayer for sale, or for use as a fuel in a taxpayer's trade or business. MWV qualified for the alternative fuel mixture credit because it uses an alternative fuel known as black liquor, which is a byproduct of its wood pulping process, to power its paperboard mills. The company recorded income of $375 million, after associated expenses, based on fuel usage at its three U.S. paperboard mills from mid-January 2009 through December 31, 2009. The credit expired on December 31, 2009.

CRITICAL ACCOUNTING POLICIES

Our principal accounting policies are described in the *Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements included in Part II, Item 8. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes the accounting policies discussed below represent those accounting policies requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results. Management has discussed the development and selection of the critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the company's disclosure.

Environmental and legal liabilities: We record accruals for estimated environmental liabilities when remedial efforts are probable and the costs can be reasonably estimated. These estimates reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities, as well as availability of insurance coverage and contribution by other potentially responsible parties. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and changes in governmental regulations and environmental technologies, accruals are subject to substantial uncertainties, and actual costs could be materially greater or less than the estimated amounts. We record accruals for other legal contingencies, which are also subject to numerous uncertainties and variables associated with assumptions and judgments, when the loss is probable and reasonably estimable. Liabilities recorded for claims are limited to pending cases based on the company's historical experience, consultation with outside counsel and consultation with an actuarial specialist concerning the feasibility of reasonably estimating liabilities associated with claims that may arise in the future. We recognize insurance recoveries when collection is reasonably assured.

Restructuring and other charges: We periodically record charges for the reduction of our workforce, the closure of manufacturing facilities and other actions related to business improvement and productivity initiatives. These events require estimates of liabilities for employee separation payments and related benefits, demolition, facility closures and other costs, which could differ from actual costs incurred.

Pension and postretirement benefits: Assumptions used in the determination of net pension cost and postretirement benefit expense, including the discount rate, the expected return on plan assets, and increases in future compensation and medical costs, are evaluated by the company, reviewed with the plan actuaries annually and updated as appropriate. Actual asset returns and compensation and medical costs, which are more favorable than assumptions, can have the effect of lowering expense and cash contributions, and, conversely, actual results, which are less favorable than assumptions, could increase expense and cash contributions. In accordance with generally accepted accounting principles, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, affect expense in such future periods.

In 2010, the company recorded pre-tax pension income from continuing operations of $78 million, compared to $73 million in 2009 and $98 million in 2008. The company currently estimates pre-tax pension income in 2011 to be about $80 million. This estimate assumes a long-term rate of return on plan assets of 8.00%, and a discount rate of 5.25%. The company determined the discount rate by referencing the Citigroup Pension Discount Curve. The company believes that using a yield curve approach most accurately reflects changes in the present value of liabilities over time since each cash flow is discounted at the rate at which it could effectively be settled.

If the expected rate of return on plan assets were to change by 0.5%, annual pension income in 2011 would change by approximately $18 million. Similarly, if the discount rate were to change by 0.5%, annual pension income in 2011 would change by approximately $16 million.

At December 31, 2010, the aggregate value of pension fund assets had increased to $3.8 billion from $3.5 billion at December 31, 2009, reflecting overall favorable equity and fixed income market performance during 2010. For further details regarding pension fund assets, see Note L of Notes to Consolidated Financial Statements included in Part II, Item 8.

Prior service cost and actuarial gains and losses in the retirement and postretirement benefit plans subject to amortization are amortized over the average remaining service periods, which are about 10 and 7 years for the bargained and salaried retirement plans respectively, and 5 years for the postretirement benefit plan, and are a component of accumulated other comprehensive loss.

Long-lived assets useful lives: Useful lives of tangible and intangible assets are based on management's estimates of the periods over which the assets will be productively utilized in the revenue-generation process or for other useful purposes. Factors that affect the determination of lives include prior experience with similar assets, product life expectations and industry practices. The determination of useful lives dictates the period over which tangible and intangible long-lived assets are depreciated or amortized, typically using the straight-line method.

Impairment of long-lived assets: We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to carrying value to determine whether impairment exists. For an asset that is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. Considerable judgment must be exercised as to determining future cash flows and their timing and, possibly, choosing business value comparables or selecting discount rates to use in any value computations.

Intangible assets: Business acquisitions often result in recording intangible assets. Intangible assets are recognized at the time of an acquisition, based upon their fair value. Similar to long-lived tangible assets, intangible assets with finite lives are subject to periodic impairment reviews whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As with tangible assets, considerable judgment must be exercised. Periodic impairment reviews of intangible assets assigned an indefinite life are required, at least annually, as well as when events or circumstances change. As with our review of impairment of tangible assets and goodwill, we employ significant assumptions in assessing our indefinite-lived intangible assets for impairment (primarily Calmar trademarks and trade names). An income approach (the relief from royalty method) is used to determine the fair values of our indefinite-lived intangible assets. Although our estimate of fair values of the company's indefinite-lived intangible assets under the income approach exceed the respective carrying values, different assumptions regarding projected performance and other factors could result in significant non-cash impairment charges in the future. Based on our annual review of our indefinite-lived intangible assets as of October 1, 2010, there was no indication of impairment.

Goodwill: Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. As with tangible and other intangible assets, periodic impairment reviews are required, at least annually, as well as when events or circumstances change. We review the recorded value of our goodwill annually on October 1 or sooner, if events or changes in circumstances indicate that the carrying amount may exceed fair value. As with our review of impairment of tangible and intangible assets, we employ significant assumptions in assessing goodwill for impairment. These assumptions include relevant considerations of market-participant data. An income approach is generally used to determine the fair values of our reporting units.

In applying the income approach in assessing goodwill for impairment, changes in assumptions could materially affect the determination of fair value for a reporting unit. Although our fair value estimates of the company's reporting units under the income approach exceed the respective carrying values, different assumptions regarding projected performance and other factors could result in significant non-cash impairment charges in the future. The following assumptions are key to our income approach:

- *Business projections*—Projections are based on three-year forecasts that are developed internally by management and reviewed by the company's Board of Directors. These projections include significant assumptions such as estimates of future revenues, profits, working capital requirements, operating plans, costs of planned restructuring actions and capital expenditures. Assumptions surrounding macro-economic data and estimates include industry projections, inflation, foreign currency exchange rates and costs of energy, raw materials and freight.
- *Growth rates*—A growth rate based on market participant data considerations is used to calculate the terminal value of a reporting unit. The growth rate is the expected rate at which a reporting unit's earnings stream is projected to grow beyond the three-year forecast period.
- *Discount rates*—Future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise. The discount rates selected for the reporting units are based on existing conditions within the respective markets and reflect appropriate adjustments for potential risk premiums in those markets as well as appropriate weighting of the market cost of equity versus debt, which is developed with the assistance of external financial advisors.
- *Tax rates*—Tax rates are based on estimates of the tax rates that a market participant would realize in the respective primary markets and geographic areas in which the reporting units operate.

Based on our annual review of the recorded value of goodwill at October 1, 2010, there was no indication of impairment. Holding other valuation assumptions constant, it would take a downward shift in operating profits, which management does not believe is likely, of more than approximately 30% from projected levels before the fair values of any reporting units would be below the respective carrying values, thereby triggering the requirement to perform further analysis which may indicate potential goodwill impairment. See Note D of Notes to Consolidated Financial Statements included in Part II, Item 8 for further information.

Revenue recognition: We recognize revenue at the point when title and the risk of ownership passes to the customer. Substantially all of our revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales when shipping terms are FOB (free on board) shipping point unless risk of loss is maintained under freight terms. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. We provide for all allowances for estimated returns and other customer credits such as discounts and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns. The customer allowances are, in many instances, subjective and are determined with significant management judgment and are reviewed regularly to determine the adequacy of the amounts. Changes in economic conditions, markets and customer relationships may require adjustments to these allowances from period to period. Also included in net sales is service revenue which is recognized as the service is performed. Revenue is recognized for leased equipment to customers on a straight-line basis over the estimated term of the lease and is included in net sales of the company. Sales of landholdings are included in net sales in the consolidated statements of operations to reflect the strategic view and structure of the operations of the Community Development and Land Management segment established in 2008.

Income taxes: Income taxes are accounted for in accordance with the guidelines provided by the Financial Accounting Standards Board, which recognizes deferred tax assets and liabilities based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the enacted tax laws.

We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that the company will realize its deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income and the valuation of tax planning initiatives. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

The company has tax jurisdictions located in many areas of the world and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. In the preparation of the company's financial statements, management exercises judgments in estimating the potential exposure to unresolved tax matters. The company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the position is sustainable. For those tax positions that meet the more likely than not criteria, the company records only the portion of the tax benefit that is greater than 50% likely to be realized upon settlement with the respective taxing authority. Interest and penalties related to unrecognized tax benefits are recorded within income tax expense in the consolidated statements of operations. While actual results could vary, in management's judgment, the company has adequate tax accruals with respect to the ultimate outcome of such unresolved tax matters.

Each quarter, management must estimate our effective tax rate for the full year. This estimate includes assumptions about the level of income that will be achieved for the full year in both our domestic and international operations. The forecast of full-year earnings includes assumptions about markets in each of our businesses as well as the timing of certain transactions, including forestland sales gains and restructuring charges. Should business performance or the timing of certain transactions change during the year, the level of income achieved may not meet the level of income estimated earlier in the year at interim periods. This change in the income levels and mix of earnings can result in significant adjustments to the tax provision in the quarter in which the estimate is refined.

NEW ACCOUNTING GUIDANCE

During 2010, the company adopted the below accounting guidance as promulgated by the Financial Accounting Standards Board.

Accounting for variable interest entities

On January 1, 2010, the company adopted new accounting guidance related to the accounting and disclosure for variable interest entities. The new guidance provides an improved framework for identifying whether an enterprise has a controlling financial interest in a variable interest entity and requires additional disclosures of an enterprise's involvement with variable interest entities. The adoption did not have an effect on the company's consolidated financial statements for the year ended December 31, 2010.

Fair value disclosures

On January 1, 2010, the company adopted new accounting guidance that requires additional disclosures regarding different classes of assets and liabilities measured at fair value, valuation techniques employed and transfers between the levels of fair value measurements. Refer to Note A of Notes to Consolidated Financial Statements included in Part II, Item 8 for disclosures of fair value measurements.

There were no other accounting standards issued in 2010 that had or are expected to have a material impact on the company's financial position or results of operations.

Forward-looking Statements

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties, and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of MeadWestvaco to realize improvements in operating earnings from the company's ongoing cost reduction initiatives; the ability of MeadWestvaco to close announced and pending transactions, including divestitures; the reorganization of the company's packaging business units; competitive pricing for the company's products; impact from inflation on raw materials, energy and other costs; fluctuations in demand and changes in production capacities; relative growth or decline in the United States and international economies; government policies and regulations, including, but not limited to those affecting the environment, climate change, tax policies and the tobacco industry; the company's continued ability to reach agreement with its unionized employees on collective bargaining agreements; the company's ability to execute its plans to divest or otherwise realize the greater value associated with its land holdings; adverse results in current or future litigation; currency movements; volatility and further deterioration of the capital markets; and other risk factors discussed in this Annual Report on Form 10-K and in other filings made from time to time with the SEC. MeadWestvaco undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in the company's reports filed with the SEC.

Item 7A. *Quantitative and qualitative disclosures about market risk*

Interest rates

The company has developed a targeted mix of fixed- and variable-rate debt as part of an overall strategy to maintain an appropriate level of exposure to interest-rate fluctuations. To efficiently manage this mix, the company utilizes interest-rate swap agreements. There were no outstanding interest-rate swaps at December 31, 2010. The total notional amount of interest-rate swap instruments was $250 million at December 31, 2009. See Note H of Notes to Consolidated Financial Statements included in Part II, Item 8 for related discussion.

Foreign currency

The company has foreign-based operations, primarily in South America, Canada, Mexico, Europe and Asia, which accounted for approximately 32% of its 2010 net sales. In addition, certain of the company's domestic operations have sales to foreign customers. In the conduct of its foreign operations, the company also makes inter-company sales and receives royalties and dividends denominated in many different currencies. All of this exposes the company to the effect of changes in foreign currency exchange rates.

Flows of foreign currencies into and out of the company's domestic operations are generally stable and regularly occurring and are recorded at fair market value in the company's financial statements. The company's foreign currency management policy permits it to enter into foreign currency hedges when these flows exceed a threshold, which is a function of these cash flows and forecasted annual operations. During 2010 and 2009, the company entered into foreign currency hedges to partially offset the foreign currency impact of these flows on operating income. See Note H of Notes to Consolidated Financial Statements included in Part II, Item 8 for related discussion.

The company also issues inter-company loans to and receives foreign cash deposits from its foreign subsidiaries in their local currencies, exposing it to the effect of changes in spot exchange rates between loan issue and loan repayment dates for the inter-company loans and changes in spot exchange rates from deposit date for foreign cash deposits. Generally, management uses foreign-exchange hedge contracts with terms of less than one year to hedge these exposures. When applied to the company's derivative and other foreign currency sensitive instruments at December 31, 2010, a 10% adverse change in currency rates would have about a $61 million effect on the company's results. Although the company's derivative and other foreign currency sensitive instruments expose it to market risk, fluctuations in the value of these instruments are mitigated by expected offsetting fluctuations in the matched exposures.

Natural gas

In order to better predict and control the future cost of natural gas consumed at the company's mills and plants, the company engages in financial hedging of future gas purchase prices. Gas usage is relatively predictable month-by-month. The company hedges primarily with financial instruments that are priced based on New York Mercantile Exchange (NYMEX) natural gas futures contracts. See Note H of Notes to Consolidated Financial Statements included in Part II, Item 8 for related discussion.

Item 8. *Financial statements and supplementary data*

Index

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MeadWestvaco Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, equity, and cash flows present fairly, in all material respects, the financial position of MeadWestvaco Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia
February 28, 2011

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions, except per share data	Years ended December 31, 2010	2009	2008
Net sales	$5,693	$5,406	$5,809
Cost of sales	4,472	4,446	4,832
Selling, general and administrative expenses	729	755	715
Interest expense	186	195	199
Other income, net	(14)	(382)	(32)
Income from continuing operations before income taxes	320	392	95
Income tax provision	54	152	4
Income from continuing operations	266	240	91
Loss from discontinued operations, net of income taxes	(156)	(15)	(1)
Net income	110	225	90
Less: Net income attributable to non-controlling interests, net of income taxes	4	0	0
Net income attributable to the company	$ 106	$ 225	$ 90
Income from continuing operations attributable to the company	$ 262	$ 240	$ 91
Net income attributable to the company per share—basic:			
Income from continuing operations	$ 1.54	$ 1.40	$ 0.52
Loss from discontinued operations	(0.92)	(0.09)	0
Net income attributable to the company	$ 0.62	$ 1.31	$ 0.52
Net income attributable to the company per share—diluted:			
Income from continuing operations	$ 1.52	$ 1.38	$ 0.52
Loss from discontinued operations	(0.90)	(0.08)	0
Net income attributable to the company	$ 0.62	$ 1.30	$ 0.52
Shares used to compute net income attributable to the company per share:			
Basic	170.3	171.3	172.3
Diluted	172.7	173.2	172.7

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

In millions, except share and per share data	December 31, 2010	December 31, 2009
ASSETS		
Cash and cash equivalents	$ 790	$ 850
Accounts receivable, net	827	839
Inventories	642	523
Other current assets	131	148
Current assets of discontinued operations	56	170
Current assets	2,446	2,530
Property, plant, equipment and forestlands, net	3,255	3,301
Prepaid pension asset	1,052	938
Goodwill	812	802
Other assets	1,224	1,255
Non-current assets of discontinued operations	25	195
	$8,814	$9,021
LIABILITIES AND EQUITY		
Accounts payable	$ 590	$ 510
Accrued expenses	606	631
Notes payable and current maturities of long-term debt	7	13
Current liabilities of discontinued operations	23	91
Current liabilities	1,226	1,245
Long-term debt	2,042	2,153
Other long-term obligations	1,265	1,169
Deferred income taxes	972	1,026
Non-current liabilities of discontinued operations	3	5
Commitments and contingencies	0	0
Equity:		
Shareholders' equity:		
Common stock, $0.01 par Shares authorized: 600,000,000 Shares issued and outstanding: 2010—168,331,858 (2009—171,254,753)	2	2
Additional paid-in capital	3,075	3,130
Retained earnings	219	275
Accumulated other comprehensive loss	(10)	(1)
Total shareholders' equity	3,286	3,406
Non-controlling interests	20	17
Total equity	3,306	3,423
	$8,814	$9,021

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF EQUITY

In millions	Shareholders' equity: Outstanding shares	Shareholders' equity: Common stock	Shareholders' equity: Additional paid-in capital	Shareholders' equity: Retained earnings	Shareholders' equity: Accumulated other comprehensive income (loss)	Non-controlling interests	Total equity
Balance at December 31, 2007	173.8	$2	$3,080	$ 276	$ 350	$13	$3,721
Comprehensive income (loss):							
Net income	0	0	0	90	0	0	90
Foreign currency translation	0	0	0	0	(251)	0	(251)
Adjustments related to pension and other benefit plans, net of tax	0	0	0	0	(441)	0	(441)
Net unrealized loss on derivative instruments, net of tax	0	0	0	0	(8)	0	(8)
Comprehensive income (loss)							(610)
Increase (decrease) of non-controlling interest	0	0	0	0	0	4	4
Dividends declared	0	0	0	(159)	0	0	(159)
Non-controlling interest distribution	0	0	0	0	0	(3)	(3)
Stock repurchased	(3.0)	0	0	0	0	0	0
Share-based employee compensation	0	0	28	0	0	0	28
Balance at December 31, 2008	170.8	2	3,108	207	(350)	14	2,981
Comprehensive income (loss):							
Net income	0	0	0	225	0	0	225
Foreign currency translation	0	0	0	0	181	1	182
Adjustments related to pension and other benefit plans, net of tax	0	0	0	0	159	0	159
Net unrealized gains on derivative instruments, net of tax	0	0	0	0	9	0	9
Comprehensive income (loss)							575
Increase (decrease) of non-controlling interest	0	0	0	0	0	3	3
Dividends declared	0	0	0	(157)	0	0	(157)
Non-controlling interest distribution	0	0	0	0	0	(1)	(1)
Share-based employee compensation	0.3	0	20	0	0	0	20
Exercise of stock options	0.2	0	2	0	0	0	2
Balance at December 31, 2009	171.3	2	3,130	275	(1)	17	3,423
Comprehensive income (loss):							
Net income	0	0	0	106	0	4	110
Foreign currency translation	0	0	0	0	(25)	0	(25)
Adjustments related to pension and other benefit plans, net of tax	0	0	0	0	16	0	16
Comprehensive income (loss)							101
Dividends declared	0	0	0	(162)	0	0	(162)
Non-controlling interest distribution	0	0	0	0	0	(1)	(1)
Stock repurchased	(3.9)	0	(92)	0	0	0	(92)
Share-based employee compensation	0.4	0	30	0	0	0	30
Exercise of stock options	0.5	0	7	0	0	0	7
Balance at December 31, 2010	168.3	$2	$3,075	$ 219	$ (10)	$20	$3,306

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions	2010	2009	2008
Cash flows from operating activities			
Net income	$ 110	$ 225	$ 90
Discontinued operations	156	15	1
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	389	406	426
Deferred income taxes	(5)	101	(87)
Loss (gain) on sales of assets, net	2	(15)	(15)
Pension income	(78)	(73)	(98)
Changes in cash surrender value insurance polices	(31)	(40)	9
Impairment of long-lived assets	6	95	13
Changes in working capital, excluding the effects of acquisitions and dispositions	(46)	175	17
Change in alternative fuel mixture credit receivable	32	(32)	0
Other, net	16	(26)	(39)
Net cash provided by operating activities of continuing operations	551	831	317
Discontinued operations	(5)	45	59
Net cash provided by operating activities	546	876	376
Cash flows from investing activities			
Additions to property, plant and equipment	(242)	(218)	(274)
Payments for acquired businesses, net of cash acquired	(49)	(15)	(18)
Proceeds from dispositions of assets	31	52	67
Contributions to joint ventures	(9)	(5)	(15)
Other, net	(10)	(25)	(5)
Discontinued operations	59	2	437
Net cash (used in) provided by investing activities	(220)	(209)	192
Cash flows from financing activities			
Proceeds from issuance of long-term debt	2	250	3
Notes payable and other short-term borrowings, net	(2)	(34)	(11)
Repayment of long-term debt	(132)	(435)	(36)
Stock repurchases	(92)	0	0
Dividends paid	(160)	(157)	(159)
Changes in book overdrafts	0	(22)	(2)
Proceeds from exercises of stock options	6	3	0
Other financing activities	(1)	(10)	5
Net cash used in financing activities	(379)	(405)	(200)
Effect of exchange rate changes on cash	(7)	39	(64)
(Decrease) increase in cash and cash equivalents	(60)	301	304
Cash and cash equivalents:			
At beginning of period	850	549	245
At end of period	$ 790	$ 850	$ 549

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of significant accounting policies

Basis of consolidation and preparation of financial statements: The consolidated financial statements include all majority-owned or controlled entities of MeadWestvaco Corporation ("MeadWestvaco", "MWV", or the "company"), and all significant inter-company transactions are eliminated. MWV's segments are (i) Packaging Resources, (ii) Consumer Solutions, (iii) Consumer & Office Products, (iv) Specialty Chemicals, and (v) Community Development and Land Management.

Estimates and assumptions: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of foreign currencies: The local currency is the functional currency for substantially all of the company's significant operations outside the U.S. The assets and liabilities of the company's foreign subsidiaries are translated into U.S. dollars using period-end exchange rates, and adjustments resulting from these financial statement translations are included in accumulated other comprehensive loss in the consolidated balance sheets. Revenues and expenses are translated at average rates prevailing during the period.

Cash equivalents: Highly liquid securities with an original maturity of three months or less are considered to be cash equivalents.

Accounts receivable and allowance for doubtful accounts: Trade accounts receivable are recorded at the invoice amount and generally do not bear interest. The allowance for doubtful accounts is the company's best estimate of the amount of probable loss in the existing accounts receivable. The company determines the allowance based on historical write-off experience by business. Past due balances over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method for substantially all raw materials, finished goods and production materials of U.S. manufacturing operations. Cost of all other inventories, including stores and supplies inventories and inventories of non-U.S. manufacturing operations, is determined by the first-in, first-out or average cost methods.

Property, plant, equipment and forestlands: Owned assets are recorded at cost. Also included in the cost of these assets is interest on funds borrowed during the construction period. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in cost of sales. Gains and losses on sales of corporate real estate are recorded in other income, net. Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to expense. Costs of reforestation of forestlands are capitalized. Reforestation costs include the costs of seedlings, site preparation, planting of seedlings and early-stage fertilization.

Depreciation and depletion: The cost of plant and equipment is depreciated, utilizing the straight-line method, over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and 5 to 30 years for machinery and equipment. Timber is depleted as timber is cut at rates determined annually based on the relationship of undepleted timber costs to the estimated volume of recoverable timber. Timber volumes used in calculating depletion rates are based upon merchantable timber volumes at a specific point in time. The depletion rates for company-owned land do not include an estimate of either future reforestation costs associated with a stand's final harvest or future volume in connection with replanting of a stand subsequent to the final harvest.

Impairment of long-lived assets: The company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets with finite lives, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to carrying value to determine whether impairment exists.

If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Intangible assets assigned indefinite lives are to be tested at least annually or more often if events or changes in circumstances indicate that the fair value of an intangible asset is below its carrying value. The fair values of the company's indefinite-lived intangible assets (primarily Calmar trademarks and trade names) are estimated using an income approach (the relief from royalty method). Although the estimate of the fair values of the company's indefinite-lived intangible assets under the income approach exceed the respective carrying values, different assumptions regarding projected performance and other factors could result in significant non-cash impairment charges in the future. Based on the company's annual review of the indefinite-lived intangible assets as of October 1, 2010, there was no indication of impairment.

Goodwill: Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. The company reviews the recorded value of goodwill at least annually on October 1, or sooner if events or changes in circumstances indicate that the fair value of a reporting unit is below its carrying value. Goodwill is required to be tested for impairment using a two-step process. The first step is to identify a potential impairment and the second step is to measure the amount of the impairment loss, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. Goodwill has been allocated to the company's respective reporting units based on its nature and synergies expected to be achieved. The fair value of each reporting unit is estimated primarily using an income approach, specifically the discounted cash flow method. The company employs significant assumptions in evaluating its goodwill for impairment. These assumptions include relevant considerations of market-participant data.

In applying the income approach in assessing goodwill for impairment, changes in assumptions could materially affect the determination of fair value for a reporting unit. Although the fair value estimates of the company's reporting units under the income approach exceed the respective carrying values, different assumptions regarding projected performance and other factors could result in significant non-cash impairment charges in the future. The following assumptions are key to the company's income approach:

- *Business projections*—Projections are based on three-year forecasts that are developed internally by management and reviewed by the company's Board of Directors. These projections include significant assumptions such as estimates of future revenues, profits, working capital requirements, operating plans, costs of planned restructuring actions and capital expenditures. Assumptions surrounding macro-economic data and estimates include industry projections, inflation, foreign currency exchange rates and costs of energy, raw materials and freight.
- *Growth rates*—A growth rate based on market participant data considerations is used to calculate the terminal value of a reporting unit. The growth rate is the expected rate at which a reporting unit's earnings stream is projected to grow beyond the three-year forecast period.
- *Discount rates*—Future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise. The

discount rates selected for the reporting units are based on existing conditions within the respective markets and reflect appropriate adjustments for potential risk premiums in those markets as well as appropriate weighting of the market cost of equity versus debt, which is developed with the assistance of external financial advisors.

- *Tax rates*—Tax rates are based on estimates of the tax rates that a market participant would realize in the respective primary markets and geographic areas in which the reporting units operate.

Based on management's annual evaluation of the recorded value of goodwill as of October 1, 2010, there was no indication of impairment. However, changes to any of the above assumptions could lead to impairment of goodwill in the future. See Note D for further information.

Other assets: Capitalized software for internal use, equipment leased to customers and other amortizable and indefinite-lived intangible assets are included in other assets. Capitalized software and other amortizable intangibles are amortized using the straight-line and cash flows methods over their estimated useful lives of 3 to 21 years. Equipment leased to customers is amortized using the sum-of-the-years-digits method over the estimated useful life of the machine, generally 10 years. Revenue is recognized for the leased equipment on a straight-line basis over the life of the lease and is included in net sales. The company records software development costs in accordance with the accounting guidance provided by the Financial Accounting Standards Board. See Note D and Note E for further information.

Financial instruments: The company utilizes well-defined financial derivatives in the normal course of its operations as a means to manage some of its interest rate, foreign currency and commodity risks. All derivative instruments are required to be recorded in the consolidated balance sheets as assets or liabilities, measured at fair value. The fair value estimates are based on relevant market information, including market rates and prices. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash-flow hedge, the effective portion of the change in the fair value of the derivative is recorded in accumulated other comprehensive income or loss and is recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash-flow hedges are recognized in earnings. If a derivative is not designated as a qualifying hedge, changes in fair value are recognized in earnings. See Note H for further information.

Environmental and legal liabilities: Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The company recognizes a liability for other legal contingencies when a loss is probable and reasonably estimable. Liabilities recorded for claims are limited to pending cases based on the company's historical experience, consultation with outside counsel and consultation with an actuarial specialist concerning the feasibility of reasonably estimating liabilities associated with claims that may arise in the future. The company recognizes insurance recoveries when collection is reasonably assured. See Note P for further information.

Asset retirement obligations: The company has certain conditional and unconditional asset retirement obligations associated with owned or leased property, plant and equipment, including surface impoundments, asbestos, and water supply wells. The company records a liability for the fair value of an asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. Management does not have sufficient information to estimate the fair value of certain obligations, primarily associated with surface impoundments and asbestos, because the settlement date or range of potential settlement dates has not been specified and information is not available to apply expected present value techniques. Subsequent to initial measurement, the company recognizes changes in the amounts of the obligations, as necessary, resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

Revenue recognition: The company recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the company's revenues are generated through product sales and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (free on board) shipping point unless risk of loss is maintained under freight terms. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The company provides allowances for estimated returns and other customer credits such as discounts and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns. Also included in net sales is service revenue which is recognized as the service is performed. Revenue is recognized for leased equipment to customers on a straight-line basis over the estimated term of the lease and is included in net sales of the company. Sales of landholdings are included in net sales in the consolidated statements of operations to reflect the strategic view and structure of the operations of the Community Development and Land Management segment established in 2008.

Shipping and handling costs: Shipping and handling costs are classified as a component of cost of sales. Amounts billed to a customer in a sales transaction related to shipping and handling are classified as revenue.

Research and development: Included in cost of sales and selling, general and administrative expenses are expenditures for research and development of $41 million, $43 million and $58 million for the years ended December 31, 2010, 2009 and 2008, respectively, which were expensed as incurred.

Income taxes: Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future.

The company has tax jurisdictions located in many areas of the world and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. In the preparation of the company's financial statements, management exercises judgments in estimating the potential exposure to unresolved tax matters. The company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the position is sustainable. For those tax positions that meet the more likely than not criteria, the company records only the portion of the tax benefit that is greater than 50% likely to be realized upon settlement with the respective taxing authority. Interest and penalties related to unrecognized tax benefits are recorded within income tax expense in the consolidated statements of operations. While actual results could vary, in management's judgment, the company has adequate tax accruals with respect to the ultimate outcome of such unresolved tax matters.

Share-based compensation: The company records compensation expense for graded and cliff vesting awards on a straight-line basis over the vesting period, which is generally three years. The company uses the "long-haul" method to determine the pool of tax benefits or deficiencies resulting from tax deductions related to awards of equity instruments that exceed or are less than the cumulative compensation cost for those instruments recognized for financial reporting. Substantially all compensation expense related to share-based awards is recorded as a component of selling, general and administrative expenses in the consolidated statements of operations. For stock-settled awards, the company issues previously authorized new shares. See Note K for further detail on share-based compensation.

Net income per share: Basic net income per share for all the periods presented has been calculated using the company's weighted average shares outstanding. In computing diluted net income per share, incremental shares issuable upon the assumed exercise of stock options and other share-based compensation awards have been added to weighted average shares outstanding, if dilutive. For the years ended December 31, 2010, 2009, and

2008, 7.9 million, 8.0 million and 9.0 million equity awards, respectively, were excluded from the calculation of weighted average shares outstanding, as the exercise price per share was greater than the average market value, resulting in an anti-dilutive effect on diluted earnings per share.

Related party transactions: The company has certain related party transactions in the ordinary course of business that are insignificant.

Discontinued operations: Certain prior period amounts have been reclassified in these consolidated financial statements to conform to the 2010 presentation of discontinued operations for the media and entertainment packaging business and the envelope products business, as well as the 2008 presentation of discontinued operations of the Kraft business. See Note R for additional information.

New accounting guidance

During 2010, the company adopted the below accounting guidance as promulgated by the Financial Accounting Standards Board.

Accounting for variable interest entities

On January 1, 2010, the company adopted new accounting guidance related to the accounting and disclosure for variable interest entities. The new guidance provides an improved framework for identifying whether an enterprise has a controlling financial interest in a variable interest entity and requires additional disclosures of an enterprise's involvement with variable interest entities. The adoption did not have an effect on the company's consolidated financial statements for the year ended December 31, 2010.

Fair value disclosures

On January 1, 2010, the company adopted new accounting guidance that requires additional disclosures regarding different classes of assets and liabilities measured at fair value, valuation techniques employed and transfers between the levels of fair value measurements. See Note A for disclosures of fair value measurements.

There were no other accounting standards issued in 2010 that had or are expected to have a material impact on the company's financial position or results of operations.

A. Fair value measurements

The following information is presented for assets and liabilities that are recorded in the consolidated balance sheet at fair value at December 31, 2010 and 2009, measured on a recurring and non-recurring basis. There were no significant transfers of assets and liabilities that are recorded at fair value between Level 1 and Level 2 during 2010 and 2009.

In millions	December 31, 2010	Level 1 [1]	Level 2 [2]	Level 3 [3]
Recurring fair value measurements:				
Derivatives-assets	$ 1	$ 0	$ 1	$ 0
Derivatives-liabilities	(8)	0	(8)	0
Cash equivalents	646	646	0	0
Pension plan assets:				
Equity investments	$ 620	$594	$ 26	$ 0
Preferred stock	6	5	1	0
Government securities	875	0	864	11
Corporate debt investments	726	0	714	12
Derivatives	5	0	5	0
Partnerships and joint ventures	133	0	0	133
Real estate	54	0	0	54
Common collective trust	1,124	0	1,124	0
Registered investment companies	58	0	58	0
103-12 investment entities	151	0	151	0
Other pension (payables) receivables	4	(18)	0	22
Total pension plan assets	$3,756	$581	$2,943	$232
Non-recurring fair value measurements:				
Long-lived assets held for sale—continuing operations	$ 7	$ 0	$ 0	$ 7
Long-lived assets held for sale—discontinued operations	24	0	0	24

	December 31, 2009	Level 1 [1]	Level 2 [2]	Level 3 [3]
Recurring fair value measurements:				
Derivatives-assets	$ 1	$ 0	$ 1	$ 0
Derivatives-liabilities	(23)	0	(23)	0
Cash equivalents	670	670	0	0
Pension plan assets:				
Equity investments	$ 751	$707	$ 43	$ 1
Preferred stock	2	2	0	0
Government securities	702	0	702	0
Corporate debt investments	568	0	555	13
Derivatives	7	0	7	0
Partnerships and joint ventures	104	0	0	104
Real estate	45	0	0	45
Common collective trust	1,125	0	1,125	0
Registered investment companies	55	0	55	0
103-12 investment entities	114	0	114	0
Other pension (payables) receivables	(11)	(32)	0	21
Total pension plan assets	$3,462	$677	$2,601	$184

(1) Quoted prices in active markets for identical assets.

(2) Quoted prices for similar assets and liabilities in active markets.

(3) Significant unobservable inputs.

The following information is presented for those assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2010 and 2009:

In millions	Equity investments	Government securities	Corporate debt investments	Partnerships and joint ventures	Real estate	Other pension receivables and payables	Total
December 31, 2008	$ 0	$ 40	$ 50	$133	$ 61	$ 282	$ 566
Purchases	2	0	5	19	6	4	36
Sales	(1)	(11)	(28)	(37)	(1)	(209)	(287)
Realized gains (losses)	0	(1)	(3)	(10)	0	208	194
Unrealized gains (losses)	0	2	4	(1)	(21)	(264)	(280)
Transfers in (out) of Level 3	0	(30)	(15)	0	0	0	(45)
December 31, 2009	1	0	13	104	45	21	184
Purchases	0	11	14	43	7	8	83
Sales	(1)	(1)	(10)	(27)	(1)	(10)	(50)
Realized gains (losses)	0	0	0	(4)	1	4	1
Unrealized gains (losses)	0	0	(1)	17	2	(1)	17
Transfers in (out) of Level 3	0	1	(4)	0	0	0	(3)
December 31, 2010	$ 0	$ 11	$ 12	$133	$ 54	$ 22	$ 232

The fair values of the pension plan assets were determined using a market approach based on quoted prices in active markets for identical or similar assets or where there were no observable market inputs an income approach based on estimated investment returns and cash flows.

Long-lived assets held and used with a carrying value of $5 million were deemed to have no fair value, resulting in a pre-tax impairment charge attributable to continuing operations of $5 million for the year ended December 31, 2010. In addition, long-lived assets held for sale with a carrying value of $8 million were written down to their estimated fair value of $7 million, resulting in a pre-tax impairment charge attributable to continuing operations of $1 million for the year ended December 31, 2010. Of these pre-tax impairment charges totaling $6 million, $4 million is included in cost of sales and $2 million is included in selling, general and administrative expenses. A combination of a market approach based on market participant inputs and an income approach based on estimates of future cash flows was used to determine the fair values of the above long-lived assets.

In connection with the 2010 discontinued operations presentation of the company's envelope products business, goodwill with a carrying value of $7 million was deemed to have no implied fair value, resulting in a pre-tax impairment charge of $7 million. In addition, long-lived assets held for sale with a carrying value of $30 million were written down to their estimated fair value of $24 million, resulting in a pre-tax impairment charge of $6 million. A market approach based on the fair value of expected consideration to be received for the sale of the envelope products business was used to determine the implied fair value of goodwill and the above long-lived assets.

At December 31, 2010, the book value of financial instruments included in debt is $2.0 billion and the fair value is estimated to be $2.1 billion. The difference between book value and fair value is derived from the difference between the December 31, 2010 market interest rate and the stated rate for the company's fixed-rate, long-term debt. The company has estimated the fair value of financial instruments based upon quoted market prices for the same or similar issues or on the current interest rates available to the company for debt of similar terms and maturities.

B. Current assets

Cash equivalents of $646 million and $670 million at December 31, 2010 and 2009, respectively, are valued at cost, which approximates fair value. As of December 31, 2010 and 2009, the majority of the company's cash equivalents were invested in U.S. government securities. Trade receivables have been reduced by an allowance for doubtful accounts of $23 million and $25 million at December 31, 2010 and 2009, respectively. Receivables also include $75 million and $134 million from sources other than trade at December 31, 2010 and 2009, respectively. Inventories at December 31, 2010 and 2009 are comprised of:

In millions	December 31, 2010	December 31, 2009
Raw materials	$167	$126
Production materials, stores and supplies	87	79
Finished and in-process goods	388	318
	$642	$523

Approximately 58% and 59% of inventories at December 31, 2010 and 2009, respectively, are valued using the last-in, first-out ("LIFO") method. If inventories had been valued at current cost, they would have been $797 million and $687 million at December 31, 2010 and 2009, respectively. The effects of LIFO layer decrements were not significant to the consolidated statements of operations for the years ended December 31, 2010 and 2008. The effect of LIFO layer decrements in 2009 was an increase of $0.03 to earnings per share for the year ended December 31, 2009.

C. Property, plant, equipment and forestlands

Depreciation and depletion expense was $307 million, $318 million and $340 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Property, plant, equipment and forestlands consisted of the following:

In millions	December 31, 2010	December 31, 2009
Land and land improvements	$ 260	$ 251
Buildings and leasehold improvements	814	808
Machinery and other	5,191	5,051
	6,265	6,110
Less: accumulated depreciation	(3,544)	(3,297)
	2,721	2,813
Forestlands	328	333
Construction-in-progress	206	155
	$ 3,255	$ 3,301

D. Goodwill and other intangible assets

At December 31, 2010, goodwill allocated to each of the company's segments was $68 million to Packaging Resources, $563 million to Consumer Solutions, $172 million to Consumer & Office Products and $9 million to Specialty Chemicals. At December 31, 2009, goodwill allocated to each of the company's segments was $68 million to Packaging Resources, $551 million to Consumer Solutions, $174 million to Consumer & Office Products, $9 million to Specialty Chemicals, as well as $16 million allocated to discontinued operations for the media and entertainment packaging and envelope products businesses. See Note R for further information regarding discontinued operations.

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows:

In millions	2010	2009
Beginning balance	$818	$805
Goodwill acquired during the year [1]	19	0
Impairment losses [2]	(7)	0
Goodwill related to sale of business unit [3]	(9)	0
Adjustments [4]	(9)	13
Ending balance	$812	$818
Accumulated impairment losses:		
Beginning balance	$ 0	$ 0
Impairment losses [2]	(7)	0
Ending balance	$ (7)	$ 0

1 Goodwill acquired relates to the company's acquisition of a trigger sprayer manufacturer during the fourth quarter of 2010. See Note Q for further discussion.

2 In connection with the company's 2010 presentation of the envelope products business as a discontinued operation, $7 million of goodwill related to the Consumer & Office Products segment was allocated to the envelope products business and impaired as of December 31, 2010. See Notes A and R for further discussion.

3 In connection with the sale of the company's media and entertainment packaging business on September 30, 2010, $9 million of goodwill related to the Consumer Solutions segment was allocated to and included in the pre-tax loss on sale of $153 million. See Note R for further discussion.

4 Represents foreign currency translations and tax adjustments.

The following table summarizes intangible assets subject to amortization included in other assets:

	December 31, 2010		December 31, 2009	
In millions	**Gross carrying amount**	**Accumulated amortization**	**Gross carrying amount**	**Accumulated amortization**
Trademarks and trade names	$199	$107	$197	$ 94
Customer contracts and lists	287	86	280	68
Patents	56	35	50	32
Other—primarily licensing rights	30	25	30	24
	$572	$253	$557	$218

In connection with the company's acquisition of Saint-Gobain Calmar in 2006, the company acquired an indefinite-lived intangible asset which had a book value of $94 million and $97 million at December 31, 2010 and 2009, respectively, with the year-over-year change reflecting the impact of foreign currency translation. Intangible assets that have been determined to have indefinite lives are not subject to amortization and are reviewed at least annually for impairment.

The company recorded amortization expense of $35 million, $36 million and $37 million for the years ended December 31, 2010, 2009 and 2008, respectively, relating to intangible assets subject to amortization. Intangible assets subject to amortization are amortized over their estimated useful lives which range from 3 to 21 years.

Based on the current carrying values of intangible assets subject to amortization, estimated amortization expense for the next five years is as follows: 2011 -$35 million, 2012 -$35 million, 2013 -$35 million, 2014 -$33 million, and 2015 -$31 million.

E. Other assets

Other assets consisted of the following:

In millions	December 31, 2010	December 31, 2009
Identifiable intangible assets	$ 413	$ 436
Restricted asset [1]	398	398
Cash surrender value of life insurance, net of borrowings	175	155
Capitalized software, net	53	58
Equipment leased to customers, net	74	85
Other	111	123
	$1,224	$1,255

[1] As part of the consideration for the sale of certain large-tract forestlands in 2007, the company received an installment note in the amount of $398 million (the "Timber Note"). The Timber Note does not require any principal payments until its maturity in October 2027 and bears interest at a rate approximating the London Interbank Offered Rate ("LIBOR"). In addition, the Timber Note is supported by a bank-issued irrevocable letter of credit obtained by the buyer of the forestlands. Using the Timber Note as collateral, the company received $338 million in proceeds under a secured financing agreement with a bank. Under the terms of the agreement, the liability from this transaction is non-recourse to MeadWestvaco and shall be paid from the Timber Note proceeds upon its maturity. As a result, the Timber Note is not available to satisfy the obligations of MeadWestvaco. The non-recourse liability does not require any principal payments until its maturity in October 2027 and bears interest at a rate approximating LIBOR. The $338 million non-recourse liability is included in other long-term obligations in the consolidated balance sheet at December 31, 2010 and 2009.

F. Accounts payable and accrued expenses

Accounts payable and accrued expenses consisted of the following:

In millions	December 31, 2010	December 31, 2009
Accounts payable:		
Trade	$548	$468
Other	42	42
	$590	$510
Accrued expenses:		
Taxes, other than income	$ 46	$ 42
Interest	59	61
Payroll and employee benefit costs	238	256
Accrued rebates and allowances	68	66
Environmental and litigation	31	32
Income taxes payable	18	22
Freight	11	10
Restructuring charges	25	40
Other	110	102
	$606	$631

G. Notes payable and long-term debt

Notes payable and current maturities of long-term debt and capital lease obligations consisted of the following:

In millions	December 31, 2010	December 31, 2009
Other short-term borrowings	$1	$ 2
Current maturities of long-term debt and capital lease obligations	6	11
	$7	$13

MeadWestvaco has a $600 million bank credit agreement that expires in October 2012. Borrowings under the agreement can be unsecured domestic or Eurodollar notes at rates approximating Prime or LIBOR at the company's option. The $600 million credit agreement contains a financial covenant limiting the percentage of total debt to total capitalization (including deferred taxes) to 55%, as well as certain other covenants with which the company was in compliance at December 31, 2010. The credit facility was undrawn at December 31, 2010.

Long-term debt consisted of the following:

In millions	December 31, 2010	December 31, 2009
Debentures, rates from 6.80% to 9.75%, due 2017-2047	$1,181	$1,181
Notes, rates from 6.85% to 7.38%, due 2012-2019	472	565
Sinking fund debentures, rates from 7.50% to 7.65%, due 2011-2027	232	262
Capital lease obligations:		
Industrial Development Revenue Bonds, rate 7.67%, due 2027	80	80
Industrial Development Revenue Bonds, rate 6.35%, due 2035	51	51
Industrial Development Revenue Bonds, rate 6.10%, due 2030	7	7
Pollution Control Revenue Bonds, rate 6.375%, due 2026	6	6
Other capital lease obligations	3	4
Other long-term debt	16	8
	2,048	2,164
Less: amounts due within one year	(6)	(11)
Long-term debt	$2,042	$2,153

During 2010, the company repaid prior to scheduled maturity $98 million aggregate principal of its 6.85% notes due April 2012 at 107% of face value, or $104 million plus accrued interest of $3 million prior to scheduled maturity. The above transaction resulted in a $6 million pre-tax charge from early extinguishment of debt for the year ended December 31, 2010. During 2009, the company received $245 million of net proceeds from the issuance of $250 million aggregate principal amount of 7.375% notes due September 2019. Pursuant to a tender offer in 2009, the company applied the above net proceeds and cash-on-hand towards the early repayment of $314 million aggregate principal of its 6.85% notes due April 2012 at 107% of face value, or $336 million plus accrued interest of $9 million. In addition, during 2009 the company elected to prepay a $58 million note due in 2017. The above transactions resulted in a $23 million pre-tax charge from early extinguishment of debt for the year ended December 31 2009. Losses on early extinguishment of debt are included in Corporate and Other for segment reporting purposes.

As of December 31, 2010, outstanding debt maturing in the next five years is as follows: 2011—$5 million, 2012—$232 million, 2013—$17 million, 2014—$16 million, and 2015—$15 million.

As of December 31, 2010, capital lease obligations maturing in the next five years are as follows: 2011—$2 million, 2012—$1 million, 2013—$-0- million, 2014—$-0- million, and 2015—$-0- million.

The weighted average interest rate on the company's fixed-rate long-term debt was 7.7% for both 2010 and 2009. The weighted average interest rate on the company's variable-rate long-term debt was 4.0% for 2010 and 4.1% for 2009.

The percentage of debt to total capital (shareholders' equity and total debt) was 38% at December 31, 2010 and 39 % at December 31, 2009.

H. Financial instruments

The company uses various derivative financial instruments as part of an overall strategy to manage exposure to market risks associated with natural gas price fluctuations, foreign currency exchange rates and interest rates. The company does not hold or issue derivative financial instruments for trading purposes. The risk of loss to the company in the event of non-performance by any counterparty under derivative financial instrument agreements is not considered significant by management. Although the derivative financial instruments expose the company to market risk, fluctuations in the value of the derivatives are mitigated by expected offsetting fluctuations in the matched exposures.

All derivative instruments are recorded in the consolidated balance sheets as assets or liabilities, measured at estimated fair values. Fair value estimates are based on relevant market information, including market rates and prices. For a derivative designated as a cash-flow hedge, the effective portion of the change in the fair value of the derivative is recorded in accumulated other comprehensive loss and is recognized in earnings when the hedged item affects earnings. The ineffective portions of these cash flow hedges are recognized, as incurred, in earnings. For a derivative designated as a fair value hedge, changes in fair value of both the derivative and the hedged item are recognized in earnings. Changes in the fair value of a derivative not designated as a qualifying hedge are recognized in earnings. The pre-tax effect of derivative instruments in the consolidated statements of operations and accumulated other comprehensive loss for the years ended December 31, 2010 and 2009 is presented in the below table.

	Cash flow hedges				Fair value hedges		Derivatives not designated as hedges	
In millions	Foreign currency hedges		Natural gas hedges		Interest rate swaps		Foreign currency hedges	
	2010	2009	2010	2009	2010	2009	2010	2009
Gain (loss) recognized in other comprehensive loss (effective portion)	$4	$(2)	$(13)	$(12)	$0	$ 0	$ 0	$0
Gain (loss) reclassified to earnings from accumulated other comprehensive loss (effective portion)	$5	$(3)	$(13)	$(27)	$0	$ 0	$ 0	$0
Gain (loss) recognized in earnings [1]	0	0	0	0	7	(7)	(17)	9
Total gain (loss) recognized in earnings [2]	$5	$(3)	$(13)	$(27)	$7	$(7)	$(17)	$9

1 Amounts represent the ineffective portion or items excluded from effectiveness testing for all derivatives in cash flow hedging relationships or represent realized and unrealized gains (losses) associated with interest-rate swaps or those derivatives not designated as hedges.

2 Gains and losses recognized in earnings are mitigated by expected offsetting fluctuations in the matched exposures.

The fair values and the effect of derivative instruments on the consolidated balance sheets are presented in the below table:

	Assets/(Liabilities)		
		Fair value [1]	
In millions	Classification	December 31, 2010	December 31, 2009
Derivatives designated as hedges:			
Natural gas	Accounts receivable	$ 0	$ 1
Natural gas	Accounts payable	(5)	(5)
Interest rate swaps	Other long-term obligations	0	(7)
		(5)	(11)
Derivatives not designated as hedges:			
Foreign currency	Accounts receivable	1	0
Foreign currency	Accounts payable	(3)	(11)
		(2)	(11)
Total derivatives		$(7)	$(22)

1 Fair values of derivative instruments are also disclosed in Note A.

Natural gas

In order to better predict and manage the cash flows of natural gas consumed at certain of the company's manufacturing facilities, the company engages in financial hedging of future gas purchase prices. Natural gas usage is relatively predictable month-by-month. The company hedges primarily with financial instruments that are priced based on New York Mercantile Exchange (NYMEX) natural gas futures contracts. The notional value of these contracts at December 31, 2010 and 2009 was $58 million and $27 million, respectively, and hedged consumption of 11 million and 4 million British Thermal Units of natural gas, respectively. The company does not hedge basis (the effect of varying delivery points or locations) or transportation (the cost to transport the natural gas from the delivery point to a company location) under these transactions.

Unrealized gains and losses on contracts maturing in future months are recorded in accumulated other comprehensive loss and are charged or credited to earnings for the ineffective portion of the hedge. Once a contract matures, the company has a realized gain or loss on the contract up to the quantities of natural gas in the forward swap agreements for that particular period, which are charged or credited to earnings when the related hedged item affects earnings. The ineffective portion of these cash flow hedges, as well as realized hedge gains and losses, are recorded within cost of sales. The estimated pre-tax loss to be recognized in earnings during the next twelve months is $4 million. As of December 31, 2010, the maximum remaining term of existing hedges is two years. For the years ended December 31, 2010 and 2009, no gains or losses were recognized in earnings due to the probability that forecasted transactions will not occur.

Foreign currency

The company uses foreign currency forward contracts to manage foreign currency exchange risks associated with certain short-term foreign inter-company loans, certain foreign cash deposits, certain foreign currency sales and purchases of its global operations, and certain foreign sales by its U.S. operations. These contracts are used to hedge the variability of exchange rates on the company's cash flows and cash deposits.

Forward contracts related to certain inter-company loans and foreign cash deposits are short term in duration and are not designated as hedging instruments. The total notional amount of these foreign currency forward contracts was $544 million and $427 million at December 31, 2010 and 2009, respectively. Gains and losses related to these forward contracts are included in other income, net.

Other forward contracts, which are used to reduce the foreign currency exposure related to certain foreign and inter-company sales for terms of up to one year, are designated as cash flow hedges. For these hedges, realized gains and losses are recorded in net sales concurrent with the recognition of the hedged sales. The ineffective portion of these hedges is also recorded in net sales. The total notional amount of these foreign currency forward contracts was $71 million and $63 million at December 31, 2010 and 2009, respectively. The estimated pre-tax loss to be recognized in earnings during the next twelve months is not expected to be significant. As of December 31, 2010, the maximum remaining term of existing hedges is twelve months. For the years ended December 31, 2010 and 2009, no amounts of gains or losses were recognized in earnings due to the probability that forecasted transactions will not occur.

Interest rates

The company has developed a targeted mix of fixed- and variable-rate debt as part of an overall strategy to maintain an appropriate level of exposure to interest-rate fluctuations. To efficiently manage this mix, the company utilizes interest-rate swap agreements. During the second quarter of 2010, the company terminated its interest-rate swaps on its fixed-rate debt and realized $1 million in net cash proceeds. There were no outstanding interest-rate swaps at December 31, 2010. The total notional amount of interest-rate swap instruments was $250 million at December 31, 2009. For the years ended December 31, 2010 and 2009, the interest-rate swaps were an effective hedge and, therefore, required no charge to earnings due to ineffectiveness. For these fair value hedges, changes in fair value of both the hedge instruments and hedged items are recorded in interest expense.

I. Lease commitments

The company leases a variety of assets for use in its operations. Leases for administrative offices, converting plants and storage facilities generally contain options, which allow the company to extend lease terms for periods up to 25 years or to purchase the properties. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase. Minimum rental payments pursuant to agreements as of December 31, 2010 under operating leases that have non-cancelable lease terms in excess of 12 months and under capital leases are as follows:

In millions	Operating leases	Capital leases
2011	$ 55	$ 13
2012	46	11
2013	36	11
2014	32	10
2015	27	10
Later years	167	287
Minimum lease payments	$363	342
Less: amount representing interest		195
Capital lease obligations		$147

Rental expense under operating leases was $72 million, $68 million and $77 million for the years ended December 31, 2010, 2009 and 2008, respectively.

J. Shareholders' equity

The value included in common stock at December 31, 2010 and 2009 reflects the outstanding shares of common stock at $0.01 par value per share.

During 2010, MWV purchased and retired 3.9 million of its common shares for $92 million. Of the shares repurchased, 2.1 million shares were purchased pursuant to an existing authorization provided by the company's Board of Directors in October of 2005 (the "2005 authorization") and 1.8 million shares were purchased pursuant to an existing authorization provided by the company's Board of Directors in June of 2010 (the "2010 authorization"). At December 31, 2010 there were no remaining shares available for purchase under the 2005 authorization and 3.2 million shares remain available for purchase under the 2010 authorization. Both the 2005 and 2010 authorizations were established to avoid dilution of earnings per share pursuant to exercises of employee stock options and stock grants to employees.

The cumulative components at year end of accumulated other comprehensive loss for 2010 and 2009 are as follows:

In millions	December 31, 2010	December 31, 2009
Foreign currency translation	$ 162	$ 187
Adjustments related to pension and other benefit plans	(169)	(185)
Unrealized loss on derivative instruments	(3)	(3)
	$ (10)	$ (1)

At December 31, 2010, there were authorized and available for issue 30 million shares of preferred stock, par value $0.01 per share, of which six million shares were designated as Series A Junior Participating Preferred Stock and reserved for issuance upon exercise of the rights.

Dividends declared were $0.94 per share for the year ended December 31, 2010 and $0.92 per share in each of the years ended December 31, 2009 and 2008. Dividends paid were $160 million, $157 million and $159 million for the years ended December 31, 2010, 2009 and 2008, respectively.

K. Share-based compensation

Officers and key employees have been granted share-based awards under various stock-based compensation plans, all of which have been approved by the company's shareholders. At December 31, 2010, MeadWestvaco had five such plans under which share-based awards are available for grant. Initially, there was an aggregate of 28 million shares reserved under the 1991 and 1996 Stock Option Plans, the 1995 Salaried Employee Stock Incentive Plan, the 1999 Salaried Employee Stock Incentive Plan and the 2005 Performance Incentive Plan for the granting of stock options, stock appreciation rights ("SARs"), restricted stock and restricted stock units to key employees. On August 21, 2009 the company registered an additional 13.5 million shares under the 2005 Performance Incentive Plan. For all of the employee plans, there were approximately 2.6 million shares available for grant at December 31, 2010. The vesting of such awards may be conditioned upon either a specified period of time or the attainment of specific performance goals as determined by the plan. Grants of stock options and other share-based compensation awards are approved by the Compensation and Organization Development Committee of the Board of Directors. The exercise price of all stock options equals the market price of the company's stock on the date of grant. Stock options and SARs are exercisable after a period of three years and expire no later than 10 years from the date of grant. Under certain employee plans, stock options may be granted with or without SARs or limited SARs, which are exercisable upon the occurrence of certain events related to changes in corporate control. Granting of SARs is generally limited to employees of the company who are located in countries where the issuance of stock options is not advantageous.

The MeadWestvaco Corporation Compensation Plan for Non-Employee Directors provides for the grant of stock awards up to 500,000 shares to outside directors in the form of stock options or restricted stock units. Non-employee members of the Board of Directors are currently granted restricted stock units, which vest immediately and are distributed in the form of stock shares on the date that a director ceases to be a member of the Board of Directors. In 2010, 2009 and 2008, the total annual grants consisted of 34,407, 65,142, and 32,153 restricted stock units, respectively, for non-employee directors. There were 143,148 shares remaining for grant under this plan at December 31, 2010.

Stock options and stock appreciation rights

The company estimates the fair value of its stock option and SAR awards granted after January 1, 2006, using a lattice-based option valuation model. Lattice-based option valuation models utilize ranges of assumptions over the expected term of the options and SARs. Expected volatilities are based on the historical and implied volatility of the company's stock. The company uses historical data to estimate option and SAR exercises and employee terminations within the valuation model. The expected term of options and SARs granted is derived from the output of the valuation model and represents the period of time that options and SARs granted are expected to be outstanding. The company measures compensation expense related to the SARs at the end of each period.

Changes in the fair value of options (in the event of an award modification) and SARs are reflected as an adjustment to compensation expense in the periods in which the changes occur. The risk-free rate for the period within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. A summary of the assumptions is as follows:

Lattice-based option valuation assumptions	2010	2009	2008
Weighted average fair value of stock options granted during the period	$ 6.43	$ 0.95	$ 6.67
Weighted average fair value of SARs granted during the period	7.61	2.31	6.46
Expected dividend yield for stock options	3.86%	10.09%	3.39%
Expected dividend yield for SARs	3.86%	10.13%	3.38%
Expected volatility	35.00%	35.00%	29.00%
Average risk-free interest rate for stock options	2.08%	1.43%	3.02%
Average risk-free interest rate for SARs	2.15%	1.64%	2.50%
Average expected term for stock options and SARs (in years)	7.3	6.6	7.4

The following table summarizes stock option and SAR activity in the plans.

Shares in thousands	Options	Weighted average exercise price	SARs	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2008	7,940	$29.75	496	$28.91		$18.7
Granted	1,758	27.18	113	27.20		
Exercised	(8)	24.00	0	0		0
Cancelled	(894)	30.79	(73)	28.52		
Outstanding at December 31, 2008	8,796	29.16	536	28.62		0
Granted	4,752	9.15	139	9.08		
Exercised	(134)	26.54	(9)	28.32		0.8
Cancelled	(1,654)	28.67	(23)	25.54		
Outstanding at December 31, 2009	11,760	21.14	643	28.79		0
Granted	2,337	23.85	102	23.83		
Exercised	(531)	25.42	(21)	24.83		7.8
Cancelled	(1,483)	28.08	(99)	22.12		
Outstanding at December 31, 2010	12,083	21.44	625	25.15	6.4 years	76.5
Exercisable at December 31, 2010	6,470	25.71	443	27.94	4.7 years	19.6
Exercisable at December 31, 2009	5,837	29.03	426	24.58	4.1 years	5.2

At December 31, 2010, there was approximately $13 million of unrecognized pre-tax compensation cost related to nonvested stock options and SARs, which is expected to be recognized over a weighted-average period of 1.5 years. Pre-tax compensation expense for stock options and SARs was $10 million, $12 million and $5 million for 2010, 2009 and 2008, respectively, and the tax benefit associated with this expense was $4 million, $5 million and $1 million for 2010, 2009 and 2008, respectively.

Total cash received from the exercise of share-based awards in 2010 was $5.7 million.

Restricted stock units

A restricted stock unit is the right to receive a share of company stock. Employee restricted stock units vest over a three- to five-year period. Awards granted in 2010, 2009 and 2008 consisted of both service and performance vesting restricted stock units. Under the employee plans, the grantee of the restricted stock units is entitled to receive dividends, but will forfeit the accrued stock and accrued dividends if the individual holder separates from the company during the vesting period or if predetermined goals are not accomplished. The fair value of each restricted stock unit is the closing market price of the company's stock on the date of grant, and the compensation expense is charged to operations over the vesting period. Performance-based awards granted to employees in 2010 and 2008 were 1,122,665 and 616,320, respectively. There were no performance-based awards granted to employees in 2009. None of these performance awards were vested at December 31, 2010.

As part of the 2005 Performance Incentive Plan, the company began granting performance-based awards in 2010 for which vesting is contingent upon achieving certain performance measures, as well as an employee retention component. This compensation is designed to align a significant portion of executive and other key employee compensation directly to company performance and long-term enhancement to shareholder value. The 2010 performance-based awards are earned at the end of the five-year period provided a threshold improvement of the company's consolidated earnings before interest expense and income taxes ("EBIT"), is achieved in 2010, 2011 or 2012 and a threshold improvement in enterprise economic profit ("EP") is achieved by the fifth year after grant. There is a feature of accelerated vesting and increased compensation up to 125% if both the EBIT and EP thresholds are achieved by the end of the second year after grant. Otherwise, both the EBIT and EP targets must be achieved by the fifth year after grant in order for the 2010 performance awards to vest. If the targets are not met within this time frame, the awards will be forfeited.

The following table summarizes restricted stock unit activity in the employee and director plans.

Shares in thousands	Shares	Average grant date fair market value
Outstanding at January 1, 2008	1,902	$30.41
Granted	1,021	26.84
Forfeited	(183)	29.37
Released	(237)	30.23
Outstanding at December 31, 2008	2,503	29.51
Granted	913	9.07
Forfeited	(429)	28.23
Released	(339)	27.07
Outstanding at December 31, 2009	2,648	23.51
Granted	1,388	23.92
Forfeited	(567)	31.27
Released	(279)	27.17
Outstanding at December 31, 2010	3,190	24.38

At December 31, 2010, there was approximately $23 million of unrecognized pre-tax compensation cost related to non-vested restricted stock units, which is expected to be recognized over a weighted-average period of one year. Pre-tax compensation expense for restricted stock units was $20 million, $12 million and $22 million, respectively, and the tax benefit associated with this expense was $7 million, $4 million and $7 million for 2010, 2009 and 2008, respectively. Dividends, which are payable in stock, accrue on the restricted stock unit grants and are subject to the same terms as the original grants.

L. Employee retirement, postretirement and postemployment benefits

Retirement plans

MeadWestvaco provides retirement benefits for substantially all U.S. and certain non-U.S. employees under several noncontributory and contributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under unfunded benefit plans. U.S. benefits are based on either a final average pay formula or a cash balance formula for the salaried plans and a unit-benefit formula for the bargained hourly plan. Contributions are made to the U.S. funded plans in accordance with ERISA requirements.

Net periodic pension income relating to employee retirement benefits was $67 million, $68 million and $91 million for the years ended December 31, 2010, 2009 and 2008, respectively. As a result of restructuring activities, curtailment losses of $4 million and curtailment gains of $6 million and $11 million were recorded in 2010, 2009 and 2008, respectively, and special termination benefits of $1 million, in the form of accelerated vesting, were recorded in both 2010 and 2009. No such termination benefits were incurred during 2008. Net periodic pension income reflects cumulative favorable investment returns on plan assets. Prior service cost and actuarial gains and losses subject to amortization are amortized on a straight-line basis over the average remaining service, which is about 10 years for the bargained hourly plan and about 7 years for the salaried plans.

The components of net periodic pension income, as presented in the table below, were not adjusted for discontinued operations treatment with respect to the Kraft, media and entertainment packaging and envelope products businesses.

Net periodic pension income from continuing operations was $78 million, $73 million and $98 million in 2010, 2009 and 2008, respectively.

In millions	Years ended December 31, 2010	2009	2008
Service cost-benefits earned during the period	$ 45	$ 46	$ 44
Interest cost on projected benefit obligation	145	155	152
Expected return on plan assets	(274)	(268)	(283)
Amortization of prior service cost	2	2	6
Amortization of net actuarial loss	10	2	1
Pension income before settlements, curtailments and termination benefits	(72)	(63)	(80)
Curtailments	4	(6)	(11)
Termination benefits	1	1	0
Net periodic pension income	$ (67)	$ (68)	$ (91)

The components of other changes in plan assets and benefit obligations recognized in other comprehensive income:

	2010	2009
Net actuarial gain	$(15)	$(204)
Amortization of net actuarial loss	(10)	(2)
Prior service cost (benefit)	2	(39)
Amortization of prior service cost	(2)	(2)
Curtailments	(6)	7
Total gain recognized in other comprehensive income	$(31)	$(240)
Total gain recognized in net periodic pension income and other comprehensive income	$(98)	$(308)

The estimated net actuarial loss and prior service benefit for the defined benefit retirement plans that will be amortized from accumulated other comprehensive loss into net periodic pension income in 2011 is $15 million and $1 million, respectively.

Postretirement benefits

MeadWestvaco provides life insurance for substantially all retirees and medical benefits to certain retirees in the form of cost subsidies until Medicare eligibility is reached and to certain other retirees, medical benefits up to a maximum lifetime amount. The company funds certain medical benefits on a current basis with retirees paying a portion of the costs. Certain retired employees of businesses acquired by the company are covered under other medical plans that differ from current plans in coverage, deductibles and retiree contributions. As a result of restructuring activities, a curtailment gain of $8 million was recorded in 2010. No curtailments were incurred during 2009 or 2008. Prior service cost and actuarial gains and losses subject to amortization are amortized over the average remaining service, which is about 5 years.

The components of net postretirement benefits (income) cost for each of the periods presented are as follows:

In millions	Years ended December 31, 2010	2009	2008
Service cost-benefits earned during the period	$ 3	$ 3	$ 3
Interest cost	6	7	7
Net amortization	(4)	2	(1)
Curtailments	(8)	0	0
Net periodic postretirement benefits (income) cost	$(3)	$12	$ 9

The components of other changes in plan assets and benefit obligations recognized in other comprehensive income:

	2010	2009
Net actuarial (gain) loss	$ (3)	$ 3
Prior service cost (benefit)	2	(6)
Net amortization	4	(2)
Curtailments	8	0
Total loss (gain) recognized in other comprehensive income	$11	$(5)
Total loss recognized in net periodic postretirement benefits cost and other comprehensive income	$ 8	$ 7

The estimated net actuarial gain and prior service benefit for the postretirement plans that will be amortized from accumulated other comprehensive loss into net periodic postretirement benefits cost in 2011 is $1 million and $2 million, respectively.

The following table also sets forth the funded status of the plans and amounts recognized in the consolidated balance sheets at December 31, 2010 and 2009, based on a measurement date of December 31 for each period.

Obligations, assets and funded status

In millions	Qualified U.S. Retirement Plans Years ended December 31, 2010	2009	Nonqualified U.S. and Non - U.S. Retirement Plans Years ended December 31, 2010	2009	Postretirement Benefits Years ended December 31, 2010	2009
Change in benefit obligation:						
Benefit obligation at beginning of year	$2,460	$2,404	$ 196	$ 180	$ 107	$ 116
Service cost	41	42	4	4	3	3
Interest cost	134	144	11	11	6	7
Net actuarial losses	152	107	10	14	1	3
Plan amendments	7	(37)	0	(3)	1	(6)
Foreign currency exchange rate changes	0	0	(2)	7	0	1
Employee contributions	0	0	0	0	11	7
Termination benefit costs	7	25	0	0	0	0
Curtailments	(1)	1	(1)	1	(2)	0
Benefits paid (including termination benefits)	(163)	(226)	(12)	(18)	(23)	(24)
Benefit obligation at end of year	$2,637	$2,460	$ 206	$ 196	$ 104	$ 107
Change in plan assets:						
Fair value of plan assets at beginning of year	$3,398	$3,038	$ 64	$ 49	$ 0	$ 0
Actual return on plan assets	443	586	6	7	0	0
Company contributions	0	0	20	20	12	17
Foreign currency exchange rate changes	0	0	0	6	0	0
Employee contributions	0	0	0	0	11	7
Benefits paid (including termination benefits)	(163)	(226)	(12)	(18)	(23)	(24)
Fair value of plan assets at end of year	$3,678	$3,398	$ 78	$ 64	$ 0	$ 0
Over (under) funded status at end of year	$1,041	$ 938	$(128)	$(132)	$(104)	$(107)
Amounts recognized in the balance sheet consist of:						
Noncurrent assets—prepaid asset	$1,041	$ 938	$ 11	$ 0	$ 0	$ 0
Current liabilities	0	0	(4)	(10)	(12)	(14)
Noncurrent liabilities	0	0	(135)	(122)	(92)	(93)
Total net asset (liability)	$1,041	$ 938	$(128)	$(132)	$(104)	$(107)
Amounts recognized in accumulated other comprehensive loss (pre-tax) consist of:						
Net actuarial loss (gain)	$ 275	$ 302	$ 43	$ 42	$ (18)	$ (19)
Prior service (benefit) cost	(1)	4	(4)	(4)	(25)	(35)
Total loss (gain) recognized in accumulated other comprehensive loss	$ 274	$ 306	$ 39	$ 38	$ (43)	$ (54)

The accumulated benefit obligation for all defined benefit plans was $2.77 billion and $2.58 billion at December 31, 2010 and 2009, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31:

In millions	2010	2009
Projected benefit obligation	$165	$155
Accumulated benefit obligation	152	142
Fair value of plan assets	25	20

Assumptions

The weighted average assumptions used to determine the company's benefit obligations at December 31:

	2010	2009
Retirement benefits:		
Discount rate	5.25%	5.74%
Rate of compensation increase	3.49%	3.98%
Postretirement benefits:		
Discount rate	4.87%	5.75%
Healthcare cost increase	7.51%	7.76%
Prescription drug cost increase	8.00%	8.99%

The weighted average assumptions used to determine net periodic pension income and net postretirement benefits (income) cost for the years presented:

	Years ended December 31,		
	2010	2009	2008
Retirement benefits:			
Discount rate	5.50%	6.25%	6.35%
Rate of compensation increase	3.98%	3.98%	3.97%
Expected return on plan assets	7.98%	7.98%	8.47%
Postretirement benefits:			
Discount rate	5.75%	6.26%	6.23%
Healthcare cost increase	7.76%	7.99%	8.48%
Prescription drug cost increase	8.99%	9.47%	10.21%

MeadWestvaco's approach to developing capital market assumptions combines an analysis of historical performance, the drivers of investment performance by asset class and current economic fundamentals. For returns, the company utilizes a building block approach starting with an inflation expectation and adds an expected real return to arrive at a long-term nominal expected return for each asset class. Long-term expected real returns are derived in the context of future expectations for the U.S. Treasury yield curve. The company derives return assumptions for all other equity and fixed income asset classes by starting with either the U.S. Equity or U.S. Fixed Income return assumption and adding a risk premium, which reflects any additional risk inherent in the asset class.

The company determined the discount rates for 2010, 2009, and 2008 by referencing the Citigroup Pension Discount Curve. The company believes that using a yield curve approach most accurately reflects changes in the present value of liabilities over time since each cash flow is discounted at the rate at which it could effectively be settled.

The annual rate of increase in healthcare and prescription drug costs is assumed to decline ratably each year until reaching 5% in 2020 and thereafter. The effect of a 1% increase in the assumed combined cost trend rate would increase the December 31, 2010 accumulated postretirement benefit obligation by $4 million and the total service and interest cost for 2010 by $0.3 million. The effect of a 1% decrease in the assumed healthcare cost trend rate would decrease the December 31, 2010 accumulated postretirement benefit obligation by $3 million and the total service and interest cost for 2010 by $0.3 million.

The company also has defined contribution plans that cover substantially all U.S. and certain non-U.S. based employees. Expense for company matching contributions under these plans was $22 million, $23 million and $28 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Retirement plan assets

The MeadWestvaco U.S. retirement plan asset allocation at December 31, 2010 and 2009, long-term target allocation, and expected long-term rate of return by asset category are as follows:

	Target allocation	Percentage of plan assets at December 31,		Weighted average expected long-term rate of return
		2010	2009	2010
Asset category:				
Equity securities	31%	35%	47%	10.8%
Debt securities	61%	60%	48%	6.1%
Real estate and private equity	8%	5%	5%	12.5%
Total	100%	100%	100%	

The MeadWestvaco Master Retirement Trust maintains a well-diversified investment program through both the long-term allocation of trust fund assets among asset classes and the selection of investment managers whose various styles are fundamentally complementary to one another and serve to achieve satisfactory rates of return. Target asset allocation among asset classes is set through periodic asset/liability studies that emphasize protecting the funded status of the plan.

Portfolio risk and return is evaluated based on capital market assumptions for asset class long-term rates of return, volatility, and correlations. Target allocation to asset classes is set so that target expected asset returns modestly outperform expected liability growth while expected portfolio risk is low enough to make it unlikely that the funded status of the plan will drop below 100%. The asset allocation is dynamic such that target allocations to riskier asset classes are reduced if funded status changes dramatically. Active management of assets is used in asset classes and strategies where there is the potential to add value over a benchmark. The equity class of securities is expected to provide the long-term growth necessary to cover the growth of the plans' obligations.

Equity market risk is the most concentrated type of risk in the trust which has significant investments in common stock and in collective trusts with equity exposure. This risk is mitigated by maintaining diversification in geography and market capitalization. Investment manager guidelines limit the amount that can be invested in any one security. None of the trust's equity portfolio is hedged against equity market risk. The policy also allows allocation of funds to other asset classes that serve to enhance long- term, risk-adjusted return expectations.

Liquidity risk is present in the trust's investments in partnerships/joint ventures, real estate, registered investment companies, and 103-12 investment entities. The policy limits target allocations to these asset classes to 10.7%.

Concentrated interest rate risk, credit spread risk, and inflation risk are present in the trust's investments in government securities, corporate debt instruments, and common collective trusts. These investment risks are meant to offset the risks in the plan liabilities. Long-duration fixed income securities and interest rate swaps are used to better match the interest rate sensitivity of plan assets and liabilities. The portfolio's interest rate risk is hedged at approximately 100% of the value of the plans' accumulated benefit obligation. The tabular percentages above exclude the market value of the interest rate hedge used in rebalancing the asset allocation targets. Treasury inflation protected securities are used to better match inflation risk of plan assets and liabilities. Corporate debt instruments mitigate the credit risk in the discount rate used to value the plan liabilities. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews. A portion of the overall fund will remain in short-term fixed income investments in order to meet the ongoing operating cash requirements of the plans.

Cash flows

The company does not anticipate any required contributions to the U.S. qualified retirement plans in the foreseeable future as the plans are not required to make any minimum regulatory funding contributions. However, the company expects to contribute $3 million to the funded non-U.S. pension plans in 2011.

The company expects to pay $19 million in benefits to participants of the nonqualified and unfunded non-U.S. retirement and postretirement plans in 2011. The below table presents estimated future benefit payments, substantially all of which are expected to be funded from plan assets.

In millions	Retirement benefits	Postretirement benefits before Medicare Part D subsidy	Medicare Part D subsidy
2011	$ 184	$13	$1
2012	191	11	1
2013	189	11	1
2014	193	11	1
2015	197	10	1
2016 – 2020	1,012	46	2

Postemployment benefits

MeadWestvaco provides limited post-employment benefits to former or inactive employees, including short-term and long-term disability, workers' compensation, severance, and health and welfare benefit continuation.

M. Restructuring charges

Year ended December 31, 2010

During 2005, the company launched a cost reduction initiative to improve the efficiency of its business model. During 2008, the company commenced a separate series of broad cost reduction actions to reduce corporate and business unit overhead expense and close or restructure certain manufacturing locations. Restructuring charges incurred during 2010 were pursuant to the 2008 program. Restructuring charges incurred during 2009 were pursuant to the 2008 and 2005 programs. Cumulative charges included in the results from continuing operations through December 31, 2010 since the inceptions of the 2005 and 2008 programs were $254 million and $247 million, respectively. Although these charges related to individual segments, such amounts are included in Corporate and Other.

For the year ended December 31, 2010, the company incurred pre-tax charges of $53 million from continuing operations in connection with employee separation costs, asset write-downs and other restructuring actions, of which $35 million is included in cost of sales and $18 million is included in selling, general and administrative expenses. The non-cash portion of these charges was $8 million. For the three months ended December 31, 2010, the company incurred pre-tax charges of $18 million of which $11 million is included in cost of sales and $7 million is included in selling, general and administrative expenses.

The following table and discussion present additional detail of the 2010 charges:

In millions	Employee costs	Asset write-downs and other costs	Total
Consumer Solutions	$32	$ 8	$40
Packaging Resources	0	4	4
Consumer & Office Products	1	1	2
All other	5	2	7
	$38	$15	$53

Consumer Solutions

During the year ended December 31, 2010, the Consumer Solutions segment had various restructuring actions in its manufacturing operations in Europe and the U.S. These actions resulted in pre-tax charges of $40 million, of which $32 million related to employee separation costs and $8 million related to asset write-downs and other restructuring actions.

Packaging Resources

During the year ended December 31, 2010, the Packaging Resources segment had various restructuring actions in its manufacturing operations in Brazil and the U.S. These actions resulted in pre-tax charges of $4 million related to asset write-downs and other restructuring actions.

Consumer & Office Products

During the year ended December 31, 2010, the Consumer & Office Products segment had various restructuring actions in its manufacturing operations in the U.S and Brazil. These actions resulted in pre-tax charges of $2 million, of which $1 million related to employee separation costs and $1 million related to asset write-downs and other restructuring actions.

All other

During the year ended December 31, 2010, the company recorded restructuring charges of $7 million, of which $5 million related to employee relocation costs and $2 million related to other restructuring actions.

Year ended December 31, 2009

For the year ended December 31, 2009, the company incurred pre-tax charges of $173 million from continuing operations in connection with employee separation costs, asset write-downs and other restructuring actions, of which $137 million is included in cost of sales and $36 million is included in selling, general and administrative expenses. Of these charges, $71 million related to the Consumer Solutions segment, $42 million related to the Packaging Resources segment, $6 million related to the Consumer & Office Products segment and $54 million was attributed to Corporate and Other. The non-cash portion of these charges was $126 million.

Year ended December 31, 2008

For the year ended December 31, 2008, the company incurred pre-tax charges of $52 from continuing operations in connection with employee separation costs, asset write-downs and other restructuring actions, of which $31 million is included in cost of sales, $19 million is included in selling, general and administrative expenses and $2 million is included in other income. Of these charges, $32 million related to the Consumer Solutions segment, $4 million related to the Packaging Resources segment, $4 million related to the Specialty Chemicals segment, $3 million related to the Consumer & Office Products segment and $9 million was attributed to Corporate and Other. The non-cash portion of these charges was $34 million.

Summary of restructuring accruals

The activity in the accrued restructuring balances was as follows for the year ended December 31, 2007 to the year ended December 31, 2010:

	Employee Costs			Other Costs			Total		
In millions	2005 program	2008 program	Total	2005 program	2008 program	Total	2005 program	2008 program	Total
Balance at December 31, 2007	16	0	16	13	0	13	29	0	29
Current charges	19	25	44	5	0	5	24	25	49
Payments	(21)	0	(21)	(13)	0	(13)	(34)	0	(34)
Balance at December 31, 2008	14	25	39	5	0	5	19	25	44
Current charges	0	57	57	4	11	15	4	68	72
Payments	(14)	(46)	(60)	(5)	(11)	(16)	(19)	(57)	(76)
Balance at December 31, 2009	$ 0	$ 36	$ 36	$ 4	$ 0	$ 4	$ 4	$ 36	$ 40
Current charges	0	38	38	1	3	4	1	41	42
Payments	0	(42)	(42)	(1)	(3)	(4)	(1)	(45)	(46)
Balance at December 31, 2010	$ 0	$ 32	$ 32	$ 4	$ 0	$ 4	$ 4	$ 32	$ 36

N. Other income, net

Components of other income, net are as follows:

	Years ended December 31,		
In millions	2010	2009	2008
Interest income	$(22)	$ (18)	$(39)
Charges from early extinguishments of debt	6	23	0
Foreign currency exchange losses (gains)	4	(2)	25
Gains on sales of certain assets	0	(16)	(16)
Alternative fuel mixture credit [1]	0	(375)	0
Other, net	(2)	6	(2)
	$(14)	$(382)	$(32)

[1] Through December 31, 2009, the U.S. Internal Revenue Code allowed an excise tax credit for alternative fuel mixtures produced by a taxpayer for use as a fuel in a taxpayer's trade or business.

O. Income taxes

Earnings from continuing operations before income taxes are comprised of the following:

In millions	Years ended December 31, 2010	2009	2008
U.S. earnings (loss)	$182	$270	$(52)
Foreign earnings	138	122	147
	$320	$392	$ 95

The significant components of the income tax provision are as follows:

In millions	Years ended December 31, 2010	2009	2008
Current:			
U.S. federal	$ (8)	$108	$ (3)
State and local	3	8	1
Foreign	80	52	52
	75	168	50
Deferred:			
U.S. federal	(11)	(9)	(44)
State and local	(26)	(2)	0
Foreign	(22)	(7)	(1)
Benefit for deferred income taxes	(59)	(18)	(45)
Less: Allocation to discontinued operations	(38)	(2)	1
Income tax provision attributable to continuing operations	$ 54	$152	$ 4

The following table summarizes the major differences between taxes computed at the U.S. federal statutory rate and the actual income tax provision attributable to continuing operations:

In millions	Years ended December 31, 2010	2009	2008
Income tax provision computed at the U.S. federal statutory rate of 35%	$ 112	$ 137	$ 33
State and local income taxes, net of federal benefit	1	6	3
Foreign income tax rate differential and other items	(8)	(17)	(10)
Valuation allowances	(25)	(5)	1
Credits	(22)	(6)	(12)
Tax charge related to Brazilian tax audit	21	26	0
Settlements of tax audits and other	(25)	11	(11)
Income tax provision attributable to continuing operations	$ 54	$ 152	$ 4
Effective tax rate attributable to continuing operations	16.9%	38.9%	4.6%

The current and non-current deferred tax assets and liabilities are as follows:

In millions	December 31, 2010	December 31, 2009
Deferred tax assets:		
Employee benefits	$ 168	$ 169
Postretirement benefit accrual	31	43
Other accruals and reserves	92	98
Net operating loss and other credit carry-forwards	202	158
Other	22	25
Total deferred tax assets	515	493
Valuation allowances [1]	(71)	(95)
Net deferred tax assets	444	398
Deferred tax liabilities:		
Depreciation and depletion	(839)	(893)
Nontaxable pension asset	(405)	(369)
Amortization of identifiable intangibles	(100)	(100)
Other	(27)	(8)
Total deferred tax liabilities	(1,371)	(1,370)
Net deferred liability	$ (927)	$ (972)
Included in the balance sheet:		
Current assets—deferred tax asset	$ 45	$ 54
Noncurrent net deferred tax liability	(972)	(1,026)
Net deferred liability	$ (927)	$ (972)

[1] The change in valuation allowances in 2010 compared to 2009 primarily relates to an internal reorganization of a domestic entity that occurred in 2010.

The company has U.S. federal, state and foreign tax net operating loss carry-forwards which are available to reduce future taxable income in U.S. federal and various state and foreign jurisdictions. The company's valuation allowance against deferred tax assets primarily relates to the state and foreign tax net operating losses for which the ultimate realization of future benefits is uncertain.

At December 31, 2010 and 2009, no deferred income taxes have been provided for the company's share of undistributed net earnings of foreign operations due to management's intent to reinvest such amounts indefinitely. The determination of the amount of such unrecognized tax liability is not practical. Those earnings, including foreign currency translation adjustments, totaled $1.77 billion and $1.69 billion for the years ended December 31, 2010 and 2009, respectively.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows for the years ended December 31, 2010, 2009 and 2008:

In millions	
Balance at December 31, 2007	$ 148
Additions based on tax positions related to the current year	10
Additions for tax positions of prior years	21
Reductions for tax positions of prior years	(19)
Reductions for tax positions due to lapse of statute	(5)
Settlements	(25)
Foreign currency translation	(5)
Balance at December 31, 2008	125
Additions based on tax positions related to the current year	153
Additions for tax positions of prior years	33
Reductions for tax positions of prior years	(7)
Reductions for tax positions due to lapse of statute	(1)
Settlements	(21)
Foreign currency translation	13
Balance at December 31, 2009	295
Additions based on tax positions related to the current year	20
Additions for tax positions of prior years	34
Reductions for tax positions of prior years	(34)
Reductions for tax positions due to lapse of statute	(1)
Settlements	(16)
Foreign currency translation	3
Balance at December 31, 2010	$ 301

The company has operations in many areas of the world and is subject, at times, to tax audits in these jurisdictions. These tax audits by their nature are complex and can require several years to resolve. The final resolution of any such tax audits could result in either a reduction in the company's accruals or an increase in its income tax provision, both of which could have an impact on the results of operations in any given period. With a few exceptions, the company is no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2004. The company regularly evaluates, assesses and adjusts these accruals in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. Of the total $301 million liability for unrecognized tax benefits at December 31, 2010, $255 million could impact the company's effective tax rate in future periods. The remaining balance of this liability would be adjusted through the consolidated balance sheet without impacting the company's effective tax rate.

During 2010, the company substantially settled audits with the Internal Revenue Service for tax years 2004-2006. The Internal Revenue Service examination for tax years 2007-2008 is open and currently not expected to close in 2011. Management does not anticipate any potential settlement for tax years 2007-2008 to result in a material change to the company's financial position. In addition, the company is in advanced stages of audits in certain foreign jurisdictions and certain domestic states. Based on the resolution of the various audits mentioned above, it is reasonably possible that the balance of unrecognized tax benefits may change by $4 million to $43 million during 2011.

The company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense in the consolidated statements of operations. During the years ended December 31, 2010, 2009 and 2008, the company recognized interest and penalties totaling $10 million, $27 million and $3 million, respectively. The company accrued $94 million and $83 million for the payment of interest and penalties at December 31, 2010 and 2009, respectively.

Approximately $6 million and $96 million of deferred income tax expense were provided in components of other comprehensive income during the years ended December 31, 2010 and 2009, respectively.

P. Environmental and legal matters

The company has been notified by the U.S. Environmental Protection Agency or by various state or local governments that it may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by the company. The company is currently named as a potentially responsible party ("PRP"), or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state or local laws with respect to numerous sites. There are other sites which may contain contamination or which may be potential Superfund sites, but for which MeadWestvaco has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The company regularly evaluates its potential liability at these various sites. At December 31, 2010, MeadWestvaco had recorded liabilities of approximately $21 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. The company believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $20 million. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

As with numerous other large industrial companies, the company has been named a defendant in asbestos-related personal injury litigation. Typically, these suits also name many other corporate defendants. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of December 31, 2010, there were approximately 555 lawsuits. Management believes that the company has substantial indemnification protection and insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. The company has valid defenses to these claims and intends to continue to defend them vigorously. Additionally, based on its historical experience in asbestos cases and an analysis of the current cases, the company believes that it has adequate amounts accrued for potential settlements and judgments in asbestos-related litigation. At December 31, 2010, the company had recorded litigation liabilities of approximately $24 million, a significant portion of which relates to asbestos. Should the volume of litigation grow substantially, it is possible that the company could incur significant costs resolving these cases. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

MeadWestvaco is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

Q. Acquisitions

On November 30, 2010, the company acquired a trigger sprayer manufacturer to enhance its global home and garden business. The purchase price of this acquisition was $60 million. The total purchase price was allocated based on the fair values of the assets acquired and liabilities assumed including identifiable intangible assets totaling $18 million that are being amortized over a weighted-average amortization period of 10 years and goodwill of $19 million. The results of operations from the date of this acquisition are included in the Consumer Solutions segment. This acquisition did not have a material effect on the company's consolidated financial statements and as such, pro forma results for this acquisition are not presented.

During 2009, the company acquired a provider of branded consumer products in Brazil to augment its school and office supplies business. The purchase price of this acquisition including direct transaction costs was $15 million. The total purchase price was allocated based on the fair values of the assets acquired and liabilities assumed. The results of operations from the date of this acquisition are included in the Consumer & Office Products segment. This acquisition did not have a material effect on the company's consolidated financial statements and as such, pro forma results for this acquisition are not presented.

During 2008, acquisitions were made in North America and India to enhance the company's performance chemical and consumer and office products businesses, strengthen the company's capabilities in the pharmaceutical and beverage packaging markets, and expand the company's presence in emerging markets. The aggregate purchase price of these acquisitions including direct transaction costs was $18 million. These acquisitions resulted in $16 million of identifiable intangible assets that are being amortized over a weighted-average amortization period of 6 years with the remainder allocated to fixed assets and working capital items. For all acquisitions, the total purchase price was allocated based on the fair values of the assets acquired and liabilities assumed. The purchase price allocations associated with these acquisitions were complete at December 31, 2008. Results of operations from the dates of these acquisitions are included in the Consumer & Office Products, Consumer Solutions and Packaging Resources segments. These acquisitions did not have a material effect on the company's consolidated financial statements and as such, pro forma results for these acquisitions are not presented.

R. Dispositions

On February 1, 2011, the company completed the sale of its envelope products business for cash proceeds of $55 million. During 2010, the company recorded pre-tax charges of $19 million ($15 million after taxes) comprised of impairment of long-lived assets of $6 million, impairment of allocated goodwill of $7 million and a pension curtailment loss of $6 million. For 2010 and prior years, the operating results of this business, as well as the charges noted above, are reported in discontinued operations in the consolidated statements of operations on an after-tax basis. The results of operations and assets and liabilities of the envelope products business were previously included in the Consumer & Office Products segment.

On September 30, 2010, the company completed the sale of its media and entertainment packaging business for cash proceeds of $68 million. The sale resulted in a pre-tax loss of $153 million ($126 million after taxes). For 2010 and prior years, the operating results of this business, as well as the loss on disposition, are reported in discontinued operations in the consolidated statements of operations on an after-tax basis. The results of operations and assets and liabilities of the media and entertainment packaging business were previously included in the Consumer Solutions segment.

On July 1, 2008, the company completed the sale of its Kraft business for net cash proceeds of $466 million. The sale resulted in a pre-tax gain of $13 million ($8 million after taxes). For 2008, the operating results of this business, as well as the gain on sale, are reported as discontinued operations in the consolidated statements of operations on an after-tax basis. The results of operations and assets and liabilities of the Kraft business were previously included in the Packaging Resources segment.

Below are amounts attributed to the above dispositions included in discontinued operations in the consolidated statements of operations.

In millions, except per share amounts	Year ended December 31, 2010	2009	2008
Net sales	$ 475	$643	$1,081
Cost of sales [1,4]	459	584	980
Selling, general and administrative expenses [2,4]	52	69	100
Interest expense	6	8	18
Other expense (income), net [3]	152	(1)	(17)
Loss before income taxes	(194)	(17)	0
Income tax (benefit) provision	(38)	(2)	1
Net loss	$(156)	$(15)	$ (1)

1 For the years ended December 31, 2010, 2009, and 2008, cost of sales includes restructuring charges of $1 million, $13 million and $10 million, respectively.

2 For the years ended December 31, 2010, 2009, and 2008, selling, general and administrative expenses include restructuring charges of $2 million, $3 million and $7 million, respectively.

3 Other expense in 2010 includes a loss on sale of the media and entertainment packaging business of $153 million.

4 For the year ended December 31, 2010 pursuant to the sale of the envelope products business that closed on February 1, 2011, cost of sales includes an impairment charge of allocated goodwill of $7 million, an impairment charge of long-lived assets of $6 million and a pension curtailment charge of $5 million; selling, general and administrative expenses include a pension curtailment charge of $1 million.

The following table shows the major categories of assets and liabilities that are classified as discontinued operations in the consolidated balance sheet at December 31, 2010 and 2009:

In millions	December 31, 2010	December 31, 2009
Accounts receivable, net	$30	$ 97
Inventories	25	67
Other current assets	1	6
Current assets	56	170
Property, plant and equipment, net	24	141
Other assets	1	54
Non-current assets	25	195
Accounts payable	11	49
Accrued expenses	12	42
Current liabilities	23	91
Other long-term liabilities	3	5

In connection with the sale of the media and entertainment packaging business in 2010, the sale of the Kraft business in 2008, the sale of certain large-tract landholdings in 2007 and the sale of the printing and writing papers business in 2005, the company provided certain guarantees and indemnities to the respective buyers and other parties. These obligations include both potential environmental matters as well as certain contracts with third parties. The company has evaluated these guarantees and indemnifications, which did not result in a material impact on the company's consolidated financial statements. The total aggregate exposure to the company for these matters could be up to about $53 million; however, the company currently considers there to be a remote possibility of being required to make any payments related to these guarantees.

S. Cash flows

Changes in current assets and liabilities, net of acquisitions and dispositions, were as follows:

In millions	Years ended December 31, 2010	2009	2008
(Increase) decrease in:			
Receivables	$ (39)	$ (33)	$ 87
Inventories	(110)	124	(3)
Prepaid expenses	18	7	1
Increase (decrease) in:			
Accounts payable and accrued expenses	46	130	(73)
Income taxes payable	39	(53)	5
	$ (46)	$175	$ 17
Cash paid for:			
Interest	$ 172	$197	$195
Less capitalized interest	(2)	(3)	(3)
Interest paid, net	$ 170	$194	$192
Income tax (refund) paid, net	$ (29)	$ 69	$ 78

T. Segment information

MWV's segments are (i) Packaging Resources, (ii) Consumer Solutions, (iii) Consumer & Office Products, (iv) Specialty Chemicals, and (v) Community Development and Land Management.

The Packaging Resources segment produces paperboard used in packaging for food, beverage, tobacco, healthcare, and beauty and personal care markets. This segment's products include bleached paperboard ("SBS") and Coated Natural Kraft® paperboard ("CNK®") that are manufactured at three mills located in the U.S. and corrugated packaging that is manufactured at two mills located in Brazil. SBS is used for packaging high-value consumer products including frozen and dry food, aseptic liquid packaging, disposable cups, tobacco, cosmetics and pharmaceuticals. CNK® is used for a range of packaging applications, the largest of which for MWV is multi-pack beverage packaging and food packaging. MWV's corrugated packaging business is focused on fresh produce, frozen meat and consumer products markets in South America.

The Consumer Solutions segment designs and produces packaging solutions and systems for the food, beverage, tobacco, beauty and personal care, healthcare, and home and garden markets. This segment manufactures multi-pack cartons primarily for the global beverage take-home market, high-end packaging for the global tobacco market, injection-molded plastic packaging for prescription drugs, and dispensing and sprayer systems for personal care, fragrance, healthcare, home cleaning, and garden and lawn maintenance products. Paperboard and plastic are converted into packaging products at plants located in North America, South America, Europe and Asia. This segment also has pharmaceutical packaging contracts with retailers, including mass-merchants. In addition, this segment manufactures equipment that is leased or sold to its beverage and dairy customers to package their products. The Consumer & Office Products segment manufactures, sources, markets and distributes school and office products and time-management products in North America and Brazil through both retail and commercial channels. MWV produces many of the leading brand names in school supplies, time-management and commercial office products, including AMCAL®, AT-A-GLANCE®, Cambridge®, Day Runner®, Five Star®, Mead® and Trapper Keeper®. The Specialty Chemicals segment manufactures, markets and distributes specialty chemicals derived from sawdust and other byproducts of the papermaking process in North America, Europe, South America and Asia. Products include activated carbon used in gas vapor emission control systems for automobiles and trucks and applications for air, water and food purification. Other products include performance chemicals used in printing inks, asphalt paving and adhesives, as well as in the agricultural, paper and petroleum industries.

The Community Development and Land Management segment is responsible for maximizing the value of the company's landholdings in the Southeastern region of the U.S. Operations of the segment include real estate development, forestry operations and leasing activities. Real estate development includes (i) selling non-core forestlands primarily for recreational and residential uses, (ii) entitling and improving high-value tracts, and (iii) master planning select landholdings. Forestry operations include growing and harvesting softwood and hardwood on the company's forestlands for external consumption and for use by the company's mill-based business. Leasing activities include fees from third parties undertaking mineral extraction operations, as well as fees from recreational leases on the company's forestlands.

Corporate and Other includes corporate support staff services and related assets and liabilities, including merger-related goodwill, and the company's specialty papers operation which was sold in the fourth quarter of 2009. The results also include income and expense items not directly associated with ongoing business segment operations, such as income from alternative fuel mixture credits, restructuring charges, charges from early extinguishments of debt, pension income and curtailment gains, interest expense and income, non-controlling interest income and losses, certain legal settlements, gains and losses on certain asset sales and other items.

The segments are measured on operating profits before restructuring charges, interest expense and income, minority interest income and losses and income taxes. The segments follow the same accounting principles described in the *Summary of Significant Accounting Policies*. Sales between the segments are recorded primarily at market prices.

No single customer or foreign country other than Brazil accounted for 10% or more of consolidated trade sales or assets in the periods presented. The below table reflects amounts on a continuing operations basis.

	Years ended December 31,		
In millions	**2010**	**2009**	**2008**
Net sales [1]			
U.S. [2]	$3,873	$3,647	$3,857
Brazil	602	581	626
Other Non-U.S.	1,218	1,178	1,326
Net sales	$5,693	$5,406	$5,809
Long-lived assets, net			
U.S.	$3,804	$3,737	$3,604
Brazil	393	369	297
Other Non-U.S.	528	518	494
Long-lived assets	$4,725	$4,624	$4,395

1 Net sales are attributed to countries based on location of the seller.

2 Export sales from the U.S. were $820 million, $748 million, and $840 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Financial information by segment and Corporate and Other follows:

In millions	Trade sales	Inter-segment sales	Total sales	Segment profit (loss)	Depreciation, depletion and amortization	Segment assets	Capital expenditures
Year ended December 31, 2010							
Packaging Resources	$2,286	$ 384	$2,670	$ 257	$178	$2,596	$119
Consumer Solutions	1,816	2	1,818	125	122	2,080	61
Consumer & Office Products	748	0	748	141	25	589	11
Specialty Chemicals	679	1	680	141	30	420	22
Community Development and Land Management	164	4	168	67	7	369	5
Corporate and Other [1]	0	0	0	(415)	27	2,679	24
Total	5,693	391	6,084	316	389	8,733	242
Assets of discontinued operations [2]	0	0	0	0	0	81	0
Non-controlling interests	0	0	0	4	0	0	0
Inter-segment eliminations	0	(391)	(391)	0	0	0	0
Consolidated totals [3]	$5,693	$ 0	$5,693	$ 320	$389	$8,814	$242
Year ended December 31, 2009							
Packaging Resources	$2,073	$ 373	$2,446	$ 182	$182	$2,489	$ 82
Consumer Solutions [4]	1,847	0	1,847	94	135	2,129	74
Consumer & Office Products [4]	749	0	749	137	23	576	4
Specialty Chemicals	499	4	503	56	28	384	28
Community Development and Land Management	189	4	193	99	8	355	5
Corporate and Other [1,4,5]	49	0	49	(176)	30	2,723	25
Total	5,406	381	5,787	392	406	8,656	218
Assets of discontinued operations [2]	0	0	0	0	0	365	0
Inter-segment eliminations	0	(381)	(381)	0	0	0	0
Consolidated totals [3]	$5,406	$ 0	$5,406	$ 392	$406	$9,021	$218
Year ended December 31, 2008							
Packaging Resources [4]	$2,302	$ 365	$2,667	$ 195	$186	$2,496	$100
Consumer Solutions [4]	1,973	2	1,975	48	147	2,217	102
Consumer & Office Products [4]	753	0	753	97	25	520	6
Specialty Chemicals	547	0	547	48	27	391	28
Community Development and Land Management	128	7	135	59	10	318	5
Corporate and Other [1,4,5]	106	0	106	(352)	31	2,074	33
Total	5,809	374	6,183	95	426	8,016	274
Assets of discontinued operations [2]	0	0	0	0	0	439	0
Inter-segment eliminations	0	(374)	(374)	0	0	0	0
Consolidated totals [3]	$5,809	$ 0	$5,809	$ 95	$426	$8,455	$274

1 Corporate and Other includes income from alternative fuel mixture credits, restructuring charges, charges from early extinguishment of debt, pension income and curtailment gains and losses, interest expense and income, non-controlling interest income and losses, certain legal settlements, gains and losses on certain asset sales and other items.
2 Assets of discontinued operations at December 31, 2010 represent the assets of the envelope products business. Assets of discontinued operations at December 31, 2009 and 2008 represent the assets of the envelope products business and the media and entertainment packaging business. See Note R for further discussion.
3 Consolidated totals represent results from continuing operations, except as otherwise noted.
4 Results for 2009 have been recast pursuant to the discontinued operations of the envelope products business and the media and entertainment packaging business. Results for 2008 have been recast pursuant to the discontinued operations of the envelope products business, the media and entertainment packaging business and the Kraft business. See Note R for further discussion.
5 Revenue included in Corporate and Other includes sales from the company's specialty papers operation, which was sold in the fourth quarter of 2009.

U. Selected quarterly information

The below information is unaudited.

In millions, except per share data	Years ended December 31, 2010[1]	2009[2]
Sales:		
First	$1,262	$1,202
Second	1,429	1,304
Third	1,504	1,448
Fourth	1,498	1,452
Year	$5,693	$5,406
Gross profit:		
First	$ 231	$ 152
Second	300	224
Third	349	305
Fourth	341	279
Year	$1,221	$ 960
Net income (loss) attributable to the company:		
First	$ 24	$ (79)
Second	50	125
Third	(15)	128
Fourth	47	51
Year	$ 106	$ 225
Net income (loss) attributable to the company per diluted share:		
First	$ 0.14	$ (0.46)
Second	0.29	0.72
Third	(0.09)	0.74
Fourth	0.28	0.29

---

1 First quarter 2010 results include an income tax benefit of $10 million, or $0.06 per share, related to favorable domestic tax audit settlements, after-tax restructuring charges of $3 million, or $0.02 per share, and an after-tax loss from discontinued operations of $5 million, or $0.03 per share. Second quarter 2010 results include after-tax restructuring charges of $10 million, or $0.06 per share, and an after-tax loss from discontinued operations of $6 million, or $0.03 per share. Third quarter 2010 results include an income tax benefit from cellulosic biofuel producer credits of $15 million, or $0.09 per share, after-tax restructuring charges of $10 million, or $0.06 per share, an after-tax charge of $4 million, or $0.02 per share, from early extinguishment of debt, and an after-tax loss from discontinued operations of $124 million, or $0.72 per share. Fourth quarter 2010 results include after-tax restructuring charges of $12 million, or $0.07 per share, an after-tax gain of $5 million, or $0.03 per share, related to a pension curtailment, an income tax benefit from cellulosic biofuel producer credits of $5 million, or $0.03 per share, and an after-tax loss from discontinued operations of $21 million, or $0.12 per share.

2 First quarter 2009 results include after-tax restructuring charges of $48 million, or $0.28 per share, and an after-tax loss from discontinued operations of $14 million, or $0.08 per share. Second quarter 2009 results include after-tax income from alternative fuel mixture credits of $112 million, or $0.65 per share, after-tax restructuring charges of $24 million, or $0.14 per share, and an after-tax loss from discontinued operations of $6 million, or $0.03 per share. Third quarter 2009 results include after-tax income from alternative fuel mixture credits of $64 million, or $0.37 per share, after-tax restructuring charges of $27 million, or $0.15 per share, after-tax income of $13 million, or $0.07 per share, from a change to employee vacation policy, an after-tax charge of $11 million, or $0.06 per share, from early extinguishment of debt, an after-tax gain of $4 million, or $0.02 per share, related to a pension curtailment and after-tax income from discontinued operations of $7 million, or $0.04 per share. Fourth quarter 2009 results include after-tax income from alternative fuel mixture credits of $66 million, or $0.38 per share, tax charges of $32 million, or $0.18 per share, related to domestic and foreign tax audits, after-tax restructuring charges of $13 million, or $0.08 per share, an after-tax expense of $12 million, or $0.07 per share, from a contribution to the MeadWestvaco Foundation, after-tax gains of $12 million, or $0.07 per share, related to sales of certain assets, an after-tax charge of $3 million, or $0.02 per share, from early extinguishment of debt, and an after-tax loss from discontinued operations of $2 million, or $0.01 per share.

Item 9. ***Changes in and disagreements with accountants on accounting and financial disclosure***

None.

Item 9A. ***Controls and procedures***

Management's report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. In order to evaluate the effectiveness of internal control over financial reporting, management has conducted an assessment, including testing, using the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The company's internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 ("Exchange Act"), is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our assessment, under the criteria established in *Internal Control—Integrated Framework,* issued by the COSO, management has concluded that the company maintained effective internal control over financial reporting as of December 31, 2010. In addition, the effectiveness of the company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Part II, Item 8.

Evaluation of the company's disclosure controls and procedures.

As of the end of the period covered by this Annual Report on Form 10-K, we evaluated the effectiveness of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the Exchange Act). This evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on the evaluation of disclosure controls and procedures, our CEO and CFO have concluded that the disclosure controls and procedures were effective and operating to the reasonable assurance level, as of December 31, 2010, to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 have been accumulated and communicated to management, including our CEO and CFO, and other persons responsible for preparing such reports to allow timely decisions regarding required disclosure and that it is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Changes in internal control over financial reporting.

During the fiscal year ended December 31, 2010, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially effect, our internal control over financial reporting.

Item 9B. ***Other information***

None.

Part III

Item 10. ***Directors, executive officers and corporate governance***

Information required by this item for MeadWestvaco's directors will be contained in MeadWestvaco's 2010 Proxy Statement, pursuant to Regulation 14A under the sections captioned "Nominees for Election as Directors," and "Board Committees," to be filed with the SEC on or around March 17, 2011, and is incorporated herein by reference. A portion of the information required by this item for MeadWestvaco's executive officers is also contained in Part I of this report under the caption "Executive officers of the registrant."

Item 11. ***Executive compensation***

Information required by this item will be contained in MeadWestvaco's 2011 Proxy Statement, pursuant to Regulation 14A under the sections captioned "Executive Compensation," "Compensation Discussion and Analysis," and "Director Compensation," to be filed with the SEC on or around March 17, 2011, and is incorporated herein by reference.

Item 12. ***Security ownership of certain beneficial owners and management and related stockholder matters***

Information required by this item will be contained in MeadWestvaco's 2011 Proxy Statement, pursuant to Regulation 14A under the sections captioned "Equity Compensation Plan Information," "Ownership of Directors and Executive Officers," and "Ownership of Certain Beneficial Owners," to be filed with the SEC on or around March 17, 2011, and is incorporated herein by reference.

Item 13. ***Certain relationships and related transactions, and director independence***

Information required by this item will be contained in MeadWestvaco's 2011 Proxy Statement, pursuant to Regulation 14A under the section captioned "Board Committees," to be filed with the SEC on or around March 17, 2011, and is incorporated herein by reference.

Item 14. ***Principal accounting fees and services***

Information required by this item will be contained in MeadWestvaco's 2011 Proxy Statement, pursuant to Regulation 14A under the section captioned "Report of the Audit Committee of the Board of Directors," to be filed with the SEC on or around March 17, 2011, and is incorporated herein by reference.

Part IV

Item 15. ***Exhibits, financial statement schedules***

(a) Documents filed as part of this report:

1. Consolidated financial statements

The consolidated financial statements of MeadWestvaco Corporation and consolidated subsidiaries are listed in the index which is included in Part II, Item 8.

2. Consolidated financial statement schedules

All financial statement schedules have been omitted because they are inapplicable, not required, or shown in the consolidated financial statements and notes thereto contained herein.

3. Exhibits

3.1 Amended and Restated Certificate of Incorporation of the Registrant, previously filed as Exhibit 99.1 to the company's Form 8-K on May 1, 2008, and incorporated herein by reference.

3.2 Amended and Restated By-laws of the Registrant dated October, 2008, previously filed as Exhibit 99.1 to the company's Form 8-K on December 15, 2009, and incorporated herein by reference.

4.1 Indenture dated as of April 2, 2002 by and among the Registrant, Westvaco Corporation, The Mead Corporation and The Bank of New York, as Trustee, previously filed as Exhibit 4(a) to the company's Form 8-K on April 2, 2002 (SEC file number 001-31215), and incorporated herein by reference.

4.2 Form of Indenture, dated as of March 1, 1983, between Westvaco Corporation and The Bank of New York (formerly Irving Trust Company), as trustee, previously filed as Exhibit 2 to Westvaco's Registration Statement on Form 8-A on January 24, 1984 (SEC file number 001-03013), and incorporated herein by reference.

4.3 First Supplemental Indenture by and among Westvaco Corporation, the Registrant, The Mead Corporation and The Bank of New York dated January 31, 2002, previously filed as Exhibit 4.1 to the company's Form 8-K on February 1, 2002 (SEC file number 001-31215), and incorporated herein by reference.

4.4 Second Supplemental Indenture between the Registrant and The Bank of New York dated December 31, 2002, previously filed as Exhibit 4.1 to the company's Form 8-K on January 7, 2003 (SEC file number 001-31215), and incorporated herein by reference.

4.5 Indenture dated as of February 1, 1993 between The Mead Corporation and The First National Bank of Chicago, as Trustee, previously filed as Exhibit 4.vv to the company's Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

4.6 First Supplemental Indenture between The Mead Corporation, the Registrant, Westvaco Corporation and Bank One Trust Company, NA dated January 31, 2002, previously filed as Exhibit 4.3 to the company's Form 8-K on February 1, 2002 (SEC file number 001-31215), and incorporated herein by reference.

4.7 Second Supplemental Indenture between MW Custom Papers, Inc. and Bank One Trust Company, NA dated December 31, 2002, previously filed as Exhibit 4.4 to the company's Form 8-K on January 7, 2003 (SEC file number 001-31215), and incorporated herein by reference.

4.8 Third Supplemental Indenture between the Registrant and Bank One Trust Company, NA dated December 31, 2002, previously filed as Exhibit 4.5 to the company's Form 8-K on January 7, 2003 (SEC file number 001-31215), and incorporated herein by reference.

4.11 $600 Million Three-Year Credit Agreement, dated as of October 19, 2009, among the Registrant with a syndicate of commercial banks, including Citibank, N.A., as administrative agent previously filed as Exhibit 4.115 to the company's Annual Report on Form 10-K for the year ended December 31, 2009, and incorporated herein by reference.

4.12 Form of 7.375% Note due in 2019, previously filed as Exhibit 4.1 to the company's Form 8-K on August 25, 2009, and incorporated herein by reference.

10.2+ The Mead Corporation 1996 Stock Option Plan, as amended through June 24, 1999 and amended February 22, 2001, previously filed as Exhibit 10.3 to Mead's Quarterly Report on Form 10-Q for the period ended July 4, 1999 (SEC file number 001-02267) and Appendix 2 to Mead's definitive proxy statement for the 2001 Annual Meeting of Shareholders, and incorporated herein by reference.

10.3+ Amendment to The Mead Corporation 1996 Stock Option Plan, effective April 23, 2002, previously filed as Exhibit 10.3 to the company's Quarterly Report on Form 10-Q for the period ended June 30, 2002, and incorporated herein by reference.

10.4+ Amendment to The Mead Corporation 1996 Stock Option Plan effective January 23, 2007, as previously filed as Exhibit 10.4 to the company's Annual Report on Form 10-K for the year ended December 31, 2007, and incorporated herein by reference.

10.5+ 1985 Supplement to The Mead Corporation Incentive Compensation Election Plan, as amended November 17, 1987, and as further amended October 29, 1988; as amended effective June 24, 1998; as amended effective October 26, 2001, previously filed as Exhibit 10.xxix to the company's Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

10.6+ The Mead Corporation Supplemental Executive Retirement Plan effective January 1, 1997; as amended effective June 24, 1998; as amended effective August 28, 2001, previously filed as Exhibit 10.xxxii to the company's Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

10.7+ Third Amendment to The Mead Corporation Supplemental Executive Retirement Plan in which executive officers participate, previously filed as Exhibit 10.1 to the company's Quarterly Report on Form 10-Q for the period ended March 30, 2002 (SEC file number 001-31215), and incorporated herein by reference.

10.8+ Benefit Trust Agreement dated August 27, 1996 between The Mead Corporation and Key Trust Company of Ohio, N.A.; as amended effective June 24, 1998; as amended effective October 28, 2000; as amended effective June 28, 2001; as amended August 28, 2001, previously filed as Exhibit 10.xxxiv to the company's Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

10.12+ The Mead Corporation Deferred Compensation Plan for Directors, as amended through October 29, 1988; as amended effective June 24, 1998; as amended effective October 26, 2001, previously filed as Exhibit 10.xxxvi to the company's Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

10.13+ 1985 Supplement to The Mead Corporation Deferred Compensation Plan for Directors, as amended through October 29, 1988; as amended effective June 24, 1998; as amended effective October 26, 2001, previously filed as Exhibit 10.xxxvii to the company's Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

10.14+	The Mead Corporation Directors Capital Accumulation Plan as Amended and Restated effective January 1, 2000; as amended effective October 26, 2001, previously filed as Exhibit 10.xxxviii to the company's Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.
10.15+	Westvaco Corporation 1995 Salaried Employee Stock Incentive Plan, effective February 28, 1995, previously filed at Exhibit 99 to Westvaco's Registration Statement on Form S-8 on February 28, 1995, and incorporated herein by reference.
10.16+	Amendment to Westvaco Corporation 1995 Salaried Employee Stock Incentive Plan, effective April 23, 2002, previously filed as Exhibit 10-2 to the company's Quarterly Report on Form 10-Q for the period ended June 30, 2002 (SEC file number 001-31215), and incorporated herein by reference.
10.17+	Westvaco Corporation 1999 Salaried Employee Stock Incentive Plan, effective September 17, 1999, previously filed as Appendix A to Westvaco's definitive proxy statement for the 1999 Annual Meeting of Shareholders (SEC file number 001-03013), and incorporated herein by reference.
10.18+	Amendment to Westvaco Corporation 1999 Salaried Employee Stock Incentive Plan effective as of April 23, 2002, previously filed as Exhibit 10.1 to the company's Quarterly Report on Form 10-Q for the period ended June 30, 2002 (SEC file number 001-31215), and incorporated herein by reference.
10.19+	Amendment to Westvaco Corporation 1999 Salaried Employee Stock Incentive Plan effective January 23, 2007, as previously filed as Exhibit 10.19 to the company's Annual Report on Form 10-K for the year ended December 31, 2007, and incorporated herein by reference.
10.20+	MeadWestvaco Corporation Compensation Plan for Non-Employee Directors as Amended and Restated effective January 1, 2009 except as otherwise provided, previously filed as Exhibit 10.20 to the company's Annual Report on Form 10-K for the year ended December 31, 2008, and incorporated herein by reference.
10.21	Equity and Asset Purchase Agreement dated as of January 14, 2005 between the Registrant and Maple Acquisition LLC, previously filed as Exhibit 99.1 on the company's Form 8-K on January 21, 2005, for the sale of its papers business and associated assets, and incorporated herein by reference.
10.22+	MeadWestvaco Corporation 2005 Performance Incentive Plan effective April 22, 2005 and as amended February 26, 2007 and January 1, 2009 previously filed as Exhibit 10.1 to the company's Form 8-K on April 30, 2009, and incorporated herein by reference.
10.23+	MeadWestvaco Corporation Executive Retirement Plan, as amended and restated effective January 1, 2009 except as otherwise provided, previously filed as Exhibit 10.24 to the company's Annual Report on Form 10-K for the year ended December 31, 2008, and incorporated herein by reference.
10.24+	MeadWestvaco Corporation Deferred Income Plan Restatement effective January 1, 2007 except as otherwise provided, previously filed as Exhibit 10.25 to the company's Annual Report on Form 10-K for the year ended December 31, 2008, and incorporated herein by reference.
10.25+	MeadWestvaco Corporation Retirement Restoration Plan effective January 1, 2009, except as otherwise provided, previously filed as Exhibit 10.26 to the company's Annual Report on Form 10-K for the year ended December 31, 2008, and incorporated herein by reference.
10.26+	MeadWestvaco Corporation Compensation Program for Non-Employee Directors effective April 26, 2010, previously filed as Exhibit 10.27 to the company's Annual Report on Form 10-K for the year ended December 31, 2009, and incorporated herein by reference.
10.27+	Form of Employment Agreement dated January 1, 2008, for Mark T. Watkins, as previously filed as Exhibit 10.33 to the company's Annual Report on Form 10-K for the year ended December 31, 2007, and incorporated herein by reference.

10.28	Form of Employment Agreement dated January 1, 2008, for John A. Luke, Jr., James A. Buzzard, E. Mark Rajkowski and Wendell L. Willkie, II, as previously filed as Exhibit 10.32 to the company's Annual Report on Form 10-K for the year ended December 31, 2007, and incorporated herein by reference.
10.29+	Amendments to The Mead Corporation Incentive Compensation Election Plan, The Mead Corporation Deferred Compensation Plan for Directors, The Mead Corporation Directors Capital Accumulation Plan, Westvaco Corporation Deferred Compensation Plan, Westvaco Corporation Savings and Investment Restoration Plan, Westvaco Corporation Deferred Compensation Plan for Non-Employee Outside Directors, and Westvaco Corporation Retirement Plan for Outside Directors, previously filed as Exhibit 10.30 to the company's Annual Report on Form 10-K for the year ended December 31, 2008, and incorporated herein by reference.
10.30+	Westvaco Corporation Retirement Plan for Outside Directors, as previously filed as Exhibit 10.i to the company's Annual Report on Form 10-K for the year ended October 31, 1996, and incorporated herein by reference.
10.31+	Summary of MeadWestvaco Corporation Long-Term Incentive Plan under 2005 Performance Incentive Plan, as amended, previously filed as Exhibit 10.31 to the company's Annual Report on Form 10-K for the year ended December 31, 2008, and incorporated herein by reference.
10.32+	Summary of MeadWestvaco Corporation Annual Incentive Plan under 2005 Performance Incentive Plan, as amended, previously filed as Exhibit 10.32 to the company's Annual Report on Form 10-K for the year ended December 31, 2008, and incorporated herein by reference.
10.33+	Summary of MeadWestvaco Corporation 2010 Long-Term Incentive Plan under the 2005 Performance Plan, as amended, previously filed as Exhibit 10.35 to the company's Quarterly Report on Form 10-Q for the period ended March 21, 2010, and incorporated herein by reference.
10.34+	Summary of MeadWestvaco Corporation 2010 Annual Incentive Plan under the 2005 Performance Incentive Plan, as amended previously filed as Exhibit 10.35 to the company's Annual Report on Form 10-K for the year ended December 31, 2009, and incorporated herein by reference.
10.35+	Stock Option Awards in 2009—Terms and Conditions, previously filed as Exhibit 10.3 to the company's Quarterly Report on Form 10-Q for the period ended March 31, 2009, and incorporated herein by reference.
10.36+	Service Based Restricted Stock Unit Awards in 2009—Terms and Conditions, previously filed as Exhibit 10.4 to the company's Quarterly Report on Form 10-Q for the period ended March 31, 2009, and incorporated herein by reference.
10.37+*	MeadWestvaco Corporation Compensation Program for Non-Employee Directors effective April 18, 2011.
21.*	Subsidiaries of the Registrant.
23.1*	Consent of PricewaterhouseCoopers LLP.
31.1*	Rule 13a-14(a) Certification by Chief Executive Officer.
31.2*	Rule 13a-14(a) Certification by Chief Financial Officer.
32.1*	Section 1350 Certification by Chief Executive Officer.
32.2*	Section 1350 Certification by Chief Financial Officer.

* Filed herewith.

\+ Management contract or compensatory plan or arrangement.

We agree to furnish copies of other instruments defining the rights of holders of long-term debt to the Commission upon its request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEADWESTVACO CORPORATION
(Registrant)

February 28, 2011

/s/ E. MARK RAJKOWSKI

Name: **E. Mark Rajkowski**
Title: **Chief Financial Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ JOHN A. LUKE, JR. **John A. Luke, Jr.**	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer and Director)	February 28, 2011
/s/ E. MARK RAJKOWSKI **E. Mark Rajkowski**	Senior Vice President (Chief Financial Officer)	February 28, 2011
/s/ JOHN E. BANU **John E. Banu**	Vice President and Controller (Principal Accounting Officer)	February 28, 2011
/s/ MICHAEL E. CAMPBELL **Michael E. Campbell**	Director	February 28, 2011
/s/ DR. THOMAS W. COLE, JR. **Dr. Thomas W. Cole, Jr.**	Director	February 28, 2011
/s/ JAMES G. KAISER **James G. Kaiser**	Director	February 28, 2011
/s/ RICHARD B. KELSON **Richard B. Kelson**	Director	February 28, 2011
/s/ JAMES M. KILTS **James M. Kilts**	Director	February 28, 2011
/s/ SUSAN J. KROPF **Susan J. Kropf**	Director	February 28, 2011
/s/ DOUGLAS S. LUKE **Douglas S. Luke**	Director	February 28, 2011
/s/ ROBERT C. MCCORMACK **Robert C. McCormack**	Director	February 28, 2011
/s/ TIMOTHY H. POWERS **Timothy H. Powers**	Director	February 28, 2011
/s/ EDWARD M. STRAW **Edward M. Straw**	Director	February 28, 2011
/s/ JANE L. WARNER **Jane L. Warner**	Director	February 28, 2011

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EXHIBIT 31.1

CERTIFICATION

I, John A. Luke, Jr. certify that:

1. I have reviewed this annual report on Form 10-K of MeadWestvaco Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2011

/s/ JOHN A. LUKE, JR.

Name: **John A. Luke, Jr.**
Title: **Chief Executive Officer**

EXHIBIT 31.2

CERTIFICATION

I, E. Mark Rajkowski certify that:

1. I have reviewed this annual report on Form 10-K of MeadWestvaco Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2011

/s/ E. MARK RAJKOWSKI

Name: **E. Mark Rajkowski**
Title: **Chief Financial Officer**

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies, in his capacity as an officer of MeadWestvaco Corporation (the "Company"), for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

- the Annual Report of the Company on Form 10-K for the period ended December 31, 2010 fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and
- the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2011

/s/ JOHN A. LUKE, JR.

Name: **John A. Luke, Jr.**
Title: **Chief Executive Officer**

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies, in his capacity as an officer of MeadWestvaco Corporation (the "Company"), for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

- the Annual Report of the Company on Form 10-K for the period ended December 31, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
- the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2011

/s/ E. MARK RAJKOWSKI

Name: **E. Mark Rajkowski**
Title: **Chief Financial Officer**

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Total Shareholder Return

The graph compares on a relative basis the cumulative total return to shareholders on MeadWestvaco's common stock from December 31, 2005, plus reinvested dividends and distributions through December 31, 2010 with the return on the S&P 500 Index and a new industry peer group. In 2009, we used the Standard and Poor's Paper & Forest Products Index (S&P Paper Index) which included MeadWestvaco, International Paper and Weyerhaeuser, and has been MeadWestvaco's traditional peer index. With the completion of several transformational changes to our business over the past few years, we are replacing the S&P Paper Index, which is noted in the table below, with the Dow Jones US Containers & Packaging Index, which consists of a number of public companies in the packaging industry that compete directly in one or more product lines or produce other types of consumer packaging.[1]

The graph assumes $100 was invested on December 31, 2005 in each of the following: the Company's common stock, the S&P 500 Index, the S&P Paper Index and the Dow Jones US Containers & Packaging Index. This graph should not be taken to imply any assurance that past performance is predictive of future performance.



S&P Paper & Forest Products Industry Index
Dow Jones US Containers & Packaging Index
S&P 500 Index
MWV
$140
$120
$100
$80
$60
$40
$20
Dec05
Dec06
Dec07
Dec08
Dec09
Dec10

	12/05	12/06	12/07	12/08	12/09	12/10
MeadWestvaco Corporation	100.00	110.94	118.93	44.54	120.25	114.07
S&P 500	100.00	115.80	122.16	76.96	97.33	111.99
Dow Jones US Containers & Packaging	100.00	112.09	119.63	75.00	105.34	123.56
S&P Paper & Forest Products	100.00	106.02	106.15	40.21	98.59	99.47

[1] *The components of the Dow Jones US Containers & Packaging Index as of 12/31/10 are: Aptargroup Inc., Ball Corp., Bemis Co. Inc., Crown Holdings Inc., Greif Inc., MeadWestvaco Corp., Owens-Illinois Inc., Packaging Corp. of America, Rock-Tenn Co., Sealed Air Corp., Silgan Holdings Inc., Sonoco Products Co., Temple-Inland Inc., Smurfit-Stone Container Corp.*

Board of Directors

John A. Luke, Jr.
Chairman and
Chief Executive Officer
MeadWestvaco Corporation

Michael E. Campbell
Chairman, President and
Chief Executive Officer
Arch Chemicals, Inc.

Dr. Thomas W. Cole, Jr.
President Emeritus
Clark Atlanta University

James G. Kaiser
Chairman, Director and
Chief Executive Officer
Avenir Partners, Inc.

Richard B. Kelson
President and CEO
ServCo, LLC.

Retired Executive Vice President
and Chief Financial Officer
Alcoa, Inc.

James M. Kilts
Founding Partner
Centerview Management
Partners, LLC.

Former Vice Chairman
The Procter & Gamble Company

Former Chairman and
Chief Executive Officer
The Gillette Company

Susan J. Kropf
Retired President and
Chief Operating Officer
Avon Products, Inc.

Douglas S. Luke
President and Chief
Executive Officer
HL Capital, Inc.

Robert C. McCormack
Founding Partner
Trident Capital, Inc.

Timothy H. Powers
Chairman, President and
Chief Executive Officer
Hubbell, Inc.

Edward M. Straw*
Retired President of Global
Operations
The Estée Lauder Companies, Inc.

Vice Admiral
United States Navy (Retired)

Jane L. Warner
Executive Vice President
Illinois Tool Works, Inc.

** Mr. Straw will retire from the MWV Board of Directors effective as of the Annual Meeting, Monday, April 18, 2011.*

MWV Management

Leadership Team

John A. Luke, Jr.*
Chairman and
Chief Executive Officer

James A. Buzzard*
President

Mark S. Cross*
Senior Vice President

Peter C. Durette*
Vice President

Robert A. Feeser*
Senior Vice President

E. Mark Rajkowski*
Senior Vice President and
Chief Financial Officer

Linda V. Schreiner*
Senior Vice President

Bruce V. Thomas*
Senior Vice President

Wendell L. Willkie II*
Senior Vice President,
General Counsel and
Secretary

Group Leaders

Dr. Robert K. Beckler
President
Rigesa

Alejandro Cedeño
Vice President
Innovation

Jason M. Chapman
Vice President
Financial Planning & Analysis

Kevin G. Clark
President
Tobacco

Donna O. Cox*
Vice President
Communications

Mark V. Gulling
President
Global Business Services

Nikhilanand J. Hiremath
Vice President
Supply Chain

Marvin E. Hundley
President
Forestry

Charles E. Johnson, Jr.
Vice President
Packaging Resources System

Thomas Y. Jonas
President
Beauty & Personal Care and
Home & Garden

Dirk J. Krouskop*
Vice President
Safety, Health and Environment

T.D. Lithgow, Ph.D.
Chief Science Officer
Healthcare

Neil A. McLachlan
President
Consumer & Office Products

Dr. Edward A. Rose
President
Specialty Chemicals

John K. Sanfacon
President
Food Service

Stephen R. Scherger
President
Beverage and Consumer
Electronics

Kenneth T. Seeger
Senior Vice President,
and President,
Community Development
and Land Management

John C. Taylor
President
Primary Plastics Operations

Mark T. Watkins*
Senior Vice President
Technology

Corporate Officers

John E. Banu
Vice President and
Controller

Robert E. Birkenholz
Vice President and
Treasurer

John J. Carrara
Assistant Secretary and
Associate General Counsel

Ned W. Massee
Vice President
Corporate Affairs

** Also an MWV Corporate Officer*

Shareholder Information

Annual Meeting of Shareholders

The next meeting of shareholders will be held on Monday, April 18, 2011, at 11:00 a.m.
Waldorf Astoria Hotel
301 Park Avenue
New York, NY 10022

Stock Exchange Listing

Symbol: MWV
New York Stock Exchange

MeadWestvaco Corporation common stock can be issued in direct registration (book entry or uncertificated) form. The stock is DRS (Direct Registration System) eligible.

Information Requests

Corporate Secretary
MeadWestvaco Corporation
299 Park Avenue
New York, NY 10171

A copy of the Company's annual report filed with the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any shareholder upon written request to the address written above.

Telephone +1 212 318 5714
Toll-free in the United States and Canada +1 800 432 9874

Investor Relations

Please visit the MeadWestvaco Corporation Investor Relations site at www.mwv.com/investorrelations. On this site you can order financial documents online, send email inquiries and review additional information about the company.

Direct Purchase and Sales Plan

The BuyDIRECT℠ Plan, administered by BNY Mellon, provides existing shareholders and interested first-time investors a direct, convenient and affordable alternative for buying and selling MeadWestvaco shares. Contact BNY Mellon for an enrollment form and brochure that describes the Plan fully.

Transfer Agent and Registrar

For BuyDIRECT℠ Plan enrollment and other shareholder inquiries:
MeadWestvaco Corporation
c/o BNY Mellon
PO Box 358015
Pittsburgh, PA 15252-8015

For BuyDIRECT℠ Plan sales, liquidations, transfers, withdrawals or optional cash investments (please use bottom portion of advice or statement):
MeadWestvaco Corporation
c/o BNY Mellon
PO Box 358015
Pittsburgh, PA 15252-8015

To send certificates for transfer or change of address:
MeadWestvaco Corporation
c/o BNY Mellon
PO Box 358015
Pittsburgh, PA 15252-8015

All telephone inquiries:
+1 866 455 3115 toll-free in the United States and Canada
+1 201 680 6685 outside the United States and Canada

All email inquiries:
shrrelations@bnymellon.com

On the Internet at:
www.bnymellon.com/shareowner/equityaccess

Design: Interbrand
Printing: RR Donnelley
Cover: MWV Tango® Advantage C2S
10 pt / 234 gsm. Printed on recycled paper containing 20% postconsumer fiber.

Corporate Headquarters
MWV
501 South 5th Street
Richmond, VA 23219-0501
T +1 804 444 1000
mwv.com

MWV How brands take shape™